As filed with the Securities and Exchange Commission on July 29, 2024
Securities Act File No. 333-279426
Investment Company Act File
No. 811-23786

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

(CHECK APPROPRIATE BOX OR BOXES)
☒
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☒
 Post-Effective Amendment No. 2
☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒
 Amendment No. 8

StepStone Private Venture and Growth Fund
(Exact name of Registrant as specified in Charter)

128 S Tryon St., Suite 1600
Charlotte,
NC
28202

Registrant’s Telephone Number, including Area Code: (704)
215-4300
Robert W. Long
Chief Executive Officer
StepStone Group Private Wealth LLC
128 S Tryon St., Suite 1600
Charlotte,
NC
28202
(Name and address of agent for service)

COPY TO:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Approximate date of commencement of proposed public offering:
As soon as practicable after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐
If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box ☒
If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐
If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:

☒	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	on (date) pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

STEPSTONE PRIVATE VENTURE AND GROWTH FUND PROSPECTUS

July 29, 2024
Class T Shares
Class S Shares
Class D Shares
Class I Shares
StepStone Private Venture and Growth Fund (the “Fund”) (formerly known as Conversus StepStone Private Venture and Growth Fund) is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a non-diversified,
closed-end
management investment company. In making an investment decision, an investor must rely upon his, her or its own examination of the Fund and the terms of the offering, including the merits and risks involved, of acquiring shares of the Fund (“Shares”) as described in this prospectus (“Prospectus”). The Shares have not been approved or disapproved by the Securities and Exchange Commission or any other U.S. federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Shares. Any representation to the contrary is a criminal offense.

	Per Class T Share	Per Class S Share	Per Class D Share	Per Class I Share	Total
Public Offering Price	At current net asset value	At current net asset value	At current net asset value	At current net asset value	$301,301,162
Sales Load (1) as a percentage of purchase amount	3.50%	3.50%	1.50%	None	$10,580,541
Proceeds to the Fund (2)	Current net asset value minus sales load	Current net asset value minus sales load	Current net asset value minus sales load	Current net asset value	$291,720,621

(1)
Generally, the minimum initial investment for Class T Shares, Class S Shares, and Class D Shares in the Fund from each investor is at least $50,000, and the minimum initial investment for Class I Shares in the Fund from each investor is at least $1,000,000. The minimum initial investments may be reduced at the Adviser’s discretion, but not below $25,000 for any individual investor. Investors purchasing Class T Shares, Class S Shares, or Class D Shares (as defined herein) may be charged a sales load as described above. The table assumes the maximum sales load is charged.

(2)
Assumes all shares currently registered are sold in the continuous offering and the maximum sales load is charged. Shares will be offered in a continuous offering at the respective Share’s then current net asset value, as described herein. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. See “Fund Expenses.”

The Fund is offering four separate classes of Shares designated as Class T (“Class T Shares”), Class S (“Class S Shares”), Class D (“Class D Shares”) and Class I (“Class I Shares”) on a continuous basis at the net asset value (“NAV”) per Share plus any applicable sales loads. The Fund has registered under the Securities Act of 1933, as amended (the “Securities Act”), $500 million of Shares for sale under the registration statement to which this Prospectus relates. Shares are subject to restrictions on transferability, and liquidity will be provided by the Fund only through repurchase offers, which may be made from time to time by the Fund as determined by the Fund’s Board of Trustees (the “Board of Trustees” or the “Board”) in its sole discretion. See “Repurchases and Transfers of Shares.”

TO ALL INVESTORS
No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. This Prospectus is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the Shares and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective investor receiving this document). The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these provisions.

•
The Fund’s Shares will not be listed on an exchange, and no secondary market is expected to develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings.

•
An investor in Class T or Class S Shares will pay a sales load of up to 3.50%. If you pay the maximum sales load of 3.50%, you must experience a total return on your net investment of 3.63% in order to recover these expenses. An investor in Class D will pay a sales load of up to 1.50%. If you pay the maximum sales load of 1.50%, you must experience a total return on your net investment of 1.52% in order to recover these expenses.

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated July 29, 2024, as may be supplemented, amended or restated, has been filed with the Securities and Exchange Commission (“SEC”). The SAI and the Fund’s annual and semi-annual reports and other information filed with the SEC are available upon request and without charge by writing to the Fund at c/o StepStone Group Private Wealth LLC (formerly known as StepStone Conversus LLC), 128 S Tryon St., Suite 1600, Charlotte, NC 28202, by calling (704)
215-4300
or by visiting the Fund’s website, www.stepstonepw.com. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Shares in any state or other jurisdiction where the offer is not permitted.

UMB Distribution Services, LLC

SUMMARY OF PROSPECTUS
This summary highlights selected information contained elsewhere in this Prospectus and does not contain all of the information that you may want to consider when making your investment decision. To understand this offering fully, you should read the entire Prospectus carefully, including the section entitled “Types of Investments and Related Risks,” before making a decision to invest in our Shares.
StepStone Private Venture and Growth Fund is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended, as a non-diversified,
closed-end
management investment company. Unless the context requires otherwise or as otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to StepStone Private Venture and Growth Fund (formerly known as Conversus StepStone Private Venture and Growth Fund); the terms “Adviser”, “StepStone Private Wealth” or “SPW” refer to StepStone Group Private Wealth LLC (formerly known as StepStone Conversus LLC); the terms
“Sub-Adviser”
or “StepStone” refer to StepStone Group LP; the term “Advisers” refers to both StepStone Private Wealth and StepStone together; the term “Shares” refers to this Class T Shares, Class S Shares, Class D Shares, and Class I Shares, when referenced together; the term “Shareholders” refers to all shareholders referenced together; and the term “Distributor” refers to UMB Distribution Services, LLC.

Q:	What is StepStone Private Venture and Growth Fund?

A:
StepStone Private Venture and Growth Fund seeks long-term capital appreciation by offering investors access to a venture capital and growth equity investment portfolio focused on the “innovation economy,” the most dynamic companies, technologies, and sectors identified by StepStone as benefiting from attractive secular trends. The portfolio is diversified by investment stage and size and geography and allocated strategically by StepStone, one of the largest investment firms that focuses exclusively on the private markets. The Fund is concentrated in the information technology group of industries, but invests across a number of industry sectors.

The Fund invests across a range of sectors, including enterprise information technology, technology-enabled products and services, consumer internet, healthcare, branded consumer/consumer packaged goods, and other sectors benefiting from attractive secular trends. These secular trends include digital integration and technology adoption across numerous industries, the continued shift from on-premise
to cloud computing and the emergence and rapid growth of blockchain technologies. The Fund’s strategy spans all investment stages of the private equity lifecycle, with an emphasis on venture capital (including seed, post-seed, early stage, and expansion stage) and growth equity. To a lesser extent, the Fund also may invest in other equity and debt phases of the private equity lifecycle. Together, these investments are broadly referred to as “Venture and Growth Assets.”
In select cases, the Fund may allocate a portion of its investments to other private market asset classes, including but not limited to, private equity buyouts, infrastructure, real estate and private debt, with a primary emphasis on investments aligned with the innovation economy.
Venture and Growth Assets, along with all other forms of private assets in which the Fund may invest, are broadly referred to as “Private Market Assets.” Under normal circumstances, the Fund invests and/or makes capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in Venture and Growth Assets.
The Fund primarily deploys capital into the following investment types, including combinations thereof:

•
Secondary Investments.
Typically, secondary purchases of existing investments in (i) individual operating companies or assets and (ii) private investment funds sponsored by unaffiliated managers (“Investment Managers”) (both such types of purchases typically involve providing liquidity to an existing investor and are referred to as “Secondary Investments” or “secondaries”);

•
Primary Direct Investments.
Typically, investments in individual operating companies, often as a lead investor or syndicate partner to historically top-performing
Investment Managers (“Primary Direct Investments” and along with secondary purchases of operating companies, “Direct Investments”); and

•
Primary Investment Funds.
Investments in private funds actively fundraising that are sponsored by historically top-performing
Investment Managers (“Primary Investment Funds,” and together with private funds purchased on the secondary market, “Investment Funds”).

The Fund follows an open architecture approach, identifying investments from a range of relationships and sources including company management teams and Investment Managers.
The Advisers seek to optimize the Fund’s portfolio construction with the goals of producing superior risk-adjusted returns and reducing volatility. The Advisers currently expect that the Fund’s asset allocation will tilt more heavily toward Secondary Investments and Primary Direct Investments in the near term. The Fund will balance the ultimate allocation across investment types while seeking to mitigate the
“J-Curve,”
the period between the initial investment and the time that meaningful appreciation is expected.
The Advisers believe that high net worth investors and smaller institutions have historically had limited access to Venture and Growth Assets. The merits of each of the underlying investment strategies are outlined below under “Investment Program.”
We cannot assure you that we will achieve our investment objective. See “Investment Program — Investment Objective” and “Types of Investments and Related Risks.”

Q:	Who is StepStone Private Wealth?

A:
StepStone Private Wealth is an investment platform designed to expand access to the private markets for high net worth investors. SPW intends to create innovative solutions for investors by focusing on convenience, efficiency and transparency. StepStone Private Wealth’s mission is to convert the private market advantages enjoyed by institutional investors into opportunities for individual investors. SPW is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Please see SPW’s website at www.stepstonepw.com for the most up-to-date
information on SPW and the Fund.

Pursuant to an investment advisory agreement between the Fund and SPW (the “Advisory Agreement”), StepStone Private Wealth is responsible for the overall management of the Fund’s activities including structuring, governance, distribution, reporting and oversight. SPW is a wholly owned business of StepStone Group LP. The biographies of the Adviser’s management team can be found under “Management of the Fund — Management Team.”

Q:	Who is StepStone?

A:	StepStone Group Inc. is a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. StepStone’s clients include some of the world’s largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high net-worth
and mass affluent individuals. StepStone partners with its clients to develop and build portfolios designed to meet their specific objectives across the private equity, private infrastructure, private debt and private real estate asset classes. In 2021, StepStone completed its acquisition of Greenspring Associates, one of the largest venture capital and growth equity specialists. The firm’s combined venture and growth practice is comprised of 70+ investment professionals (the “Venture and Growth Team”) and offers institutional experience of over 20 years executing on the transactions contemplated by the Fund. As of March 31, 2024, StepStone oversaw $659 billion of “private markets allocations,”
1
including $149 billion of assets under management.

In 2020, StepStone Group Inc. listed and began trading on the Nasdaq Global Select Market under the trading symbol STEP. StepStone Group Inc. is the sole managing member of StepStone Group Holdings LLC, which in turn is the general partner of StepStone. Please see StepStone Group Inc.’s website at www.stepstonegroup.com for the most up-to-date
information.
StepStone serves as the
Sub-Advisor
to the Fund pursuant to a
sub-advisory
agreement with SPW and is responsible for the
day-to-day
management of the Fund’s assets. StepStone provides ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio. See “Management of the Fund – General.”

Q:	Why does the Venture and Growth Team believe the Fund is an attractive investment opportunity?

A:
The Venture and Growth Team has developed an innovative approach to venture capital and growth equity investments, combining direct, secondary and fund investments under a single platform. The Advisers believe that each capability informs the other, enhancing relationships globally, and that an active approach to direct and secondary investment enables the capture of powerful proprietary data and the creation of strong alignment with both fund managers and company management teams. The Advisers believe that these synergies ultimately enable the Venture and Growth Team to focus on the highest potential opportunities and make better informed decisions.

•	Deep Knowledge and Expertise in Venture and Growth: StepStone’s Venture and Growth Team is one of the largest, broadest, and most experienced solutions providers in this market.

•	70+ investment professionals working from all major geographies globally.

•	$28 billion of venture and growth assets under management.

•	23-year history investing in venture capital and growth equity.

•	1,000+ venture capital and growth equity investments completed.

•	One of a few platforms with demonstrated investment capabilities across the entire venture and growth landscape through direct investments, secondaries and funds.

1	“Private markets allocations” means the total amount of assets under management and assets under advisement.

•
Information Advantage:
StepStone’s proprietary SPI system represents one of the industry’s most comprehensive and powerful databases tracking over 42,000 Investment Funds and 193,000 investments in underlying companies/assets and incorporating information garnered from the over 3,500 Investment Manager meetings StepStone holds per year. Combined with over two decades of investment experience, StepStone believes that these tools enable the firm to identify historically top performing managers and promising companies across the venture and growth investing market and make better informed underwriting decisions.

•
Differentiated Capital Drives Access:
Traditionally, access to historically
top-performing
venture capital and growth equity Investment Managers and leading companies has been substantially constrained. In an environment of more commoditized capital sources, many of those managers and companies are prioritizing stable, long-term and value-add
investors with industry expertise and acumen. The Advisers believe their team is well-positioned to add value by:

•
Direct Investment Capabilities:
StepStone’s Venture and Growth Team can make meaningful Direct Investments alongside other Investment Managers, either as a lead investor or syndicate member, at every stage of the venture and growth equity investing lifecycle. This flexibility and scope has become increasingly important to many venture capital and growth equity managers.

•
Extensive Network:
StepStone’s Venture and Growth Team has formed relationships with industry experts and business leaders across the venture capital and growth equity landscape. These relationships provide StepStone with additional insights when sourcing and evaluating investment opportunities. Regularly communicating with these professionals further enhances StepStone’s ability to effect positive outcomes for Direct Investments and the Investment Managers with whom StepStone works.

•
Portfolio Impact Program:
StepStone has developed its own dedicated portfolio impact team that works closely with existing and prospective Investment Managers and portfolio companies in an effort to add value through targeted investor, customer, talent and strategic partner introductions.

•
Access to Robust Deal Flow with a Focus on Inefficient, Proprietary Opportunities:
The venture capital and growth equity market is highly fragmented and global, comprising well over 2,000 active Investment Managers. Many of these funds are too small to receive the attention of most institutional investors who lack the specialization of a focused venture capital and growth equity investing effort. Because of the large number of small funds and a high proportion of less sophisticated, sub-scale
investors, StepStone has observed a high degree of inefficiency in the venture capital and growth equity market, leading to attractive opportunities for the largest platforms. Moreover, StepStone has used its scale and breadth to develop strong manager relationships outside of Silicon Valley and the other most established technology/innovation hubs. StepStone believes its Venture and Growth Team has developed a differentiated set of capabilities that contributes to improved investment selection and drives access to proprietary insights and deal flow.

•
Expanded Access:
The Advisers believe that individual investors and smaller institutions have historically had limited access to venture capital and growth equity investments. Through a single investment in the Fund, investors can gain broad exposure to this part of the private markets with a comprehensive solution in a structure that solves for many of the common challenges that have historically restricted access to these types of investments.

•
Favorable Structure:
The Fund solves for many of the common challenges that have historically restricted access for individual investors and smaller institutions. The Fund offers a favorable structure as compared to private markets funds, including 1099 tax reporting instead of
K-1s,
a single investment instead of recurring capital calls, and potential liquidity in the form of tender offers.

Q:	What is the market opportunity that the Advisers believe exists for investors in the Fund?

A:	The Advisers believe investors should consider the following factors when considering an investment in the Fund.

•
Compelling Market Opportunity:
Public markets have evolved significantly over the past 20 years. High growth companies are electing to stay private longer, and there are simply fewer companies that are publicly traded, the only option traditionally available to most investors. Historically, top venture-backed companies such as Amazon, Google and eBay entered the public markets early enough for public shareholders to access attractive returns while private investors took more of the start-up
risk. Today, much of the growth and value creation in innovative companies is taking place while they are private, leaving the bulk of returns out of the reach of public investors.

•
Rapid Adoption of Technology Across All Industries:
From the advent of the venture capital industry in the 1960s through today, the technology investing menu has continued to evolve and grow. Each new wave of innovation has expanded the addressable market for technology companies to disrupt. During the early days of the internet, technology was synonymous with the back office, an enabler that supports a business in the background. Today, virtually all industries are being impacted by technological developments.
COVID-19
has accelerated the change, causing businesses and industries to be transformed with rapid adoption of technology by all industries, touching markets that once seemed technology agnostic, such as outdoor recreation, law, financial services, consumer apparel and beauty. Technology is no longer just its own vertical, and instead spans horizontally across every industry. StepStone believes that the ability for technology to disrupt, innovate and drive efficiencies to these new sectors brings about a significant opportunity for venture capital and growth equity investing. Consistent with that theme, global investment in venture capital has significantly increased over the past decade. In the U.S. alone, venture investment has grown from $37 billion in 2008 to $330 billion of capital invested in 2021, the highest on record
2
and continued at a robust pace of $250 billion in 2022.

2	Pitchbook: Q2 2023 PitchBook-NVCA Venture Monitor.

•
Outcomes Can Become Larger and More Global:
As companies stay private longer, funds are investing more capital in additional financing rounds providing investors multiple opportunities to invest in potentially high growth companies. This has again led to much of the growth and value creation taking place in the private markets. Unicorns, or companies with a valuation greater than $1 billion, were virtually nonexistent as recently as a decade ago. The number has grown from a dozen eight years ago to nearly a thousand today. Additionally, these changes could not have transpired without the wave of decentralization outside of Silicon Valley. Opportunities are becoming more global as founders and companies are setting up operations and achieving significant outcomes in nontraditional technology hubs. StepStone believes that the future belongs to the startup ecosystem and that entrepreneurs can continue innovating and scaling at an unprecedented pace.

•
Expanded Buyer Universe for Technology Companies:
Technology companies have historically been viewed as operating within a discrete segment of the economy, separate from the traditional or non-technology
industries. The exit for a high growth technology company was typically a sale to another technology firm or, for larger companies, an IPO. Today, companies of all types recognize that they must leverage software and technology to thrive and grow, but also to survive in a fiercely competitive global market. Not only are non-technology
companies spending heavily on software and new technologies, but they are also increasingly buying venture-backed technology companies to better serve existing customers, strategically enter new markets, or avoid having their current business disrupted.

The expanding universe of buyers for technology firms includes private equity. Technology has been one of the fastest growing areas within private equity, representing nearly 38% of all investment activity in 2021
3
. Many traditional private equity firms are increasingly turning to the venture industry as a source of deal flow, pursuing “venture buyouts” and offering a credible liquidity alternative to public markets or strategic buyers.

Q:	How does the Fund manage the J-Curve and cash flow dynamics?

A:
Primary Investment Funds typically experience a
“J-Curve”
– the tendency to deliver negative returns and cash flows in the early years (due to the fund’s investment-related expenses and fees) and to deliver positive returns and positive cash flows later in the fund’s life as its portfolio companies mature and are sold. The Fund will use a combination of Venture and Growth Assets to seek to significantly reduce the
J-Curve
and enhance the Fund’s cash flow dynamics; however, there is no guarantee the Fund will achieve these results. The Fund will use Secondary Investments and Primary Direct Investments with the goal of achieving more efficient capital deployment than would be provided by investing in Primary Investment Funds alone. Secondaries are generally more mature than Primary Investment Funds and may not exhibit the initial decline in NAV associated with

3	ThomsonOne/Refinitiv. All technology private equity deals from 1/1/2021—12/31/2021.

Primary Investment Funds, which the Advisers believe will reduce the impact of the
J-Curve
associated with private markets investing. Similarly, Primary Direct Investments are transactions where capital is largely deployed at the time of investment, which the Advisers believe may also help mitigate the
J-Curve
effect.

Q:	Please describe the Fund’s features that would be considered ‘investor friendly’?

A:	Shareholders can access Venture and Growth Assets through an investment product with terms that are more attractive than historically available investment vehicles providing similar exposure.

•
Shareholders will fund their entire investment concurrent with their subscription and avoid the complexity of capital calls and distributions. Upon investment, Shareholders immediately gain broad exposure to Venture and Growth Assets. The Fund will reinvest most of the proceeds of realizations, providing investors with more consistent exposure to the private markets through economic cycles.

•
The Fund will provide a 1099 tax reporting document by January 31 st
, before the April 15
th
filing deadline for U.S. federal income tax returns, instead of a Schedule
K-1
that is typically provided later. An investment in the Fund will not require Shareholders to file for an extension.

•	The Shares may be purchased by IRAs, Keogh plans, and 401(k) plans.

•
Investment minimums as low as $50,000 on initial purchases rather than the higher (in most cases, substantially higher) institutional threshold that would be required from direct investors in each of the underlying investments.

•	Liquidity provisions that may allow Shareholders to tender their Shares to the Fund at the then calculated NAV on a periodic basis, as discussed below.

Q:	What is the Fund’s investment strategy?

A:	Our investment strategy contains three principal elements designed to achieve the objectives outlined above:

•
Allocating the assets of the Fund largely among venture capital and growth equity investments via secondary market transactions, direct investments in operating companies and to a lesser extent investments in “seasoned” primary funds (
i.e.
, partnerships that have already begun investing).

•	Seeking to manage the Fund’s investment level and liquidity using a commitment strategy which will balance total returns with reoccurring distributions and liquidity targets.

•	Managing risk through ongoing monitoring of the Fund’s portfolio and active portfolio construction.
We cannot assure you that we will achieve our investment objective and investment strategy. See “Investment Program — Investment Strategies” and “Types of Investments and Related Risks.”

Q:	Does the Fund invest in the same Venture and Growth Assets as other StepStone advised funds and clients?

A:
To the extent permitted by law, the Fund invests alongside other StepStone advised funds and clients in the same assets and on the same terms. The 1940 Act imposes significant limits on the ability of the Fund to co-invest
with other StepStone advised funds and clients. The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest
alongside its affiliates. However, the SEC exemptive order contains certain conditions that limit or restrict the Fund’s ability to participate in such transactions, including, without limitation, where StepStone advised funds have an existing investment in the operating company or Investment Fund.

Q:	What are the Fund’s plans regarding leverage?

A:
The Fund may borrow money through a credit facility or other arrangements for a range of purposes. In the near term, the primary expected uses of leverage are to manage timing issues in connection with the acquisition of its investments (
e.g.,
to provide the Fund with temporary liquidity to acquire assets in advance of the Fund’s receipt of proceeds from the realization of other assets or additional sales of Shares). The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

In general, the use of leverage may increase the volatility of an investment in the Fund. See “Types of Investments and Related Risks— Investment Related Risks — Leverage Utilized by the Fund.”

Q:	Who can buy Shares in the Fund?

A:
Each prospective investor in the Fund is required to certify that it is a “qualified client” within the meaning of Rule
205-3
under the Advisers Act and an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act). The criteria for qualifying as a “qualified client” and an “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor. See “Purchases of Shares — Eligible Investors.”

Q:	For whom may an investment in our Shares be appropriate?

A:	An investment in Shares of the Fund may be appropriate if investors:

•	Meet the minimum suitability standards described below under “Purchases of Shares — Eligible Investors.”

•	Desire to obtain the potential benefit of long-term capital appreciation.

•	Can hold the Shares as a long-term investment and do not need short-term liquidity from the investment.

We cannot assure you that an investment in our Shares will allow you to realize any of these objectives.

Q:	What is the purchase price for each Share and how does the Fund communicate changes to the purchase price for each share?

A:
The Fund’s Shares are offered on a monthly basis at the then-calculated NAV. Accordingly, revisions to the share price are made monthly to reflect updated valuations and other the Fund activity. See “Calculation of Net Asset Value.”

Q:	What is the difference between the Class T, Class S, Class D, and Class I Shares?

A:	The Fund is offering four classes of Shares to provide investors with more flexibility in making their investment and to provide broker dealers with more flexibility to facilitate investment.

•
Class T Shares and Class S Shares are available through brokerage and transaction-based accounts. For Class T Shares and Class S Shares, the minimum initial investment is $50,000 with additional investment minimums of $10,000. The minimum initial and additional investments may be reduced at the Adviser’s discretion. The minimum initial investment for any individual investor will not be reduced below $25,000.

•
Class D Shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class D Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this prospectus. For Class D Shares, the minimum initial investment is $50,000 with additional investment minimums of $10,000. The minimum initial and additional investments may be reduced at the Adviser’s discretion. The minimum initial investment for any individual investor will not be reduced below $25,000.

•
Class I Shares are generally available for purchase in this offering only (1) through fee-based
programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (5) by the Advisers’ employees, officers and directors and their family members, and joint venture partners, consultants, other service providers, and other similar parties or (6) other categories of investors that we name in an amendment or supplement to this prospectus. For Class I Shares, the minimum initial investment is $1,000,000 with additional investment minimums of $100,000. The minimum initial and additional investments may be reduced at the Adviser’s discretion. The minimum initial investment for any individual investor will not be reduced below $25,000.

In certain cases, where a holder of Class T Shares, Class S Shares, or Class D Shares exits a relationship with a participating broker-dealer for this offering and does not enter into a new relationship with a participating broker-dealer for this offering, such holder’s Shares may be exchanged into an equivalent NAV amount of Class I Shares. Before making your investment decision, please consult with your investment adviser or broker-dealer regarding your account type and the classes of Shares you may be eligible to purchase.
If you are eligible to purchase all four classes of Shares, then in most cases you should purchase Class I Shares because Class I Shares have no upfront selling commissions or shareholder servicing fees, which will reduce the NAV or distributions of the other Share classes. However, Class I Shares will not receive shareholder services. If you are eligible to purchase Class T Shares, Class S Shares, and Class D Shares but not Class I Shares, in most cases you should purchase Class D Shares because Class D Shares have lower upfront selling commissions, no dealer fees and lower annual shareholder servicing fees.
See “Plan of Distribution” for a discussion of the differences between our Class T Shares, Class S Shares, Class D Shares, and Class I Shares.

Q:	What are the fees that investors pay with respect to the Shares they purchase in the offering?

A:	There are two types of fees that you will incur:

•
First, for Class T Shares, Class S Shares, and Class D Shares, there are shareholder transaction expenses that are a one-time
upfront fee calculated as a percentage of the offering price. Class T Shares have an upfront maximum total sales load of 3.50% which is split between a maximum selling commission of 3.00% and a maximum dealer fee of 0.50%. The Class S Shares and Class D Shares both have maximum selling commissions of 3.50% and 1.50%, respectively.

•
Second, for Class T Shares, Class S Shares, and Class D Shares, there are ongoing distribution and shareholder servicing fees that are calculated as a percentage of NAV. Class T Shares have maximum aggregate annual distribution and shareholder servicing fees of 0.85%. The Class S Shares have annual distribution and shareholder servicing fees of 0.85%, and Class D Shares have annual shareholder servicing fees of 0.25%.

Additional details regarding the fees that investors pay with respect to purchased Shares are discussed in “Summary of Fees and Expenses.”

Q:	How does the Fund compensate the Adviser and Sub-Adviser for the management of the underlying assets and other administrative requirements associated with the ongoing operation of the Fund?

A:
The Fund pays an annual management fee (“Management Fee”) of 1.50% on NAV in relation to an investment in the Fund, calculated and payable monthly in arrears, at the rate of 0.1250% per month of the value of the Fund’s month-end
net assets. The Adviser pays 50% of the Management Fee proceeds to the
Sub-Adviser
on a monthly basis. See “Management Fee.”

In addition, the Fund also pays for certain recurring expenses, including administrative costs and organizational and offering costs. See “Summary of Fees and Expenses.” The Fund also pays an Incentive Fee (as defined below).

Q:	What is the Advisers’ Incentive Fee?

A:
At the end of each calendar month, the Advisers are entitled to accrue an incentive fee (the “Incentive Fee”) in an amount equal to 15% of the excess, if any, of (i) the Net Profits (defined below) of the Fund for the relevant month over (ii) the then balance, if any, of the Loss Recovery Account (defined below). The Incentive Fee is incorporated in the Fund’s monthly NAV and paid annually at the end of the calendar year to the Advisers. The Adviser pays 60% of the Incentive Fee proceeds to the
Sub-Adviser
each year.

For the purposes of the Incentive Fee, “Net Profits” means the amount by which the NAV of the Fund on the last day of the relevant month exceeds the NAV of the Fund as of the beginning of the same month, including any net change in unrealized appreciation or depreciation of investments, realized income and gains or losses, expenses (including offering and organizational expenses) and excluding contributions and repurchases. The Fund maintains a memorandum account (the “Loss Recovery Account”), which had an initial balance of zero and is (A) increased upon the close of each month by the amount of the net losses of the Fund for the month, and (B) decreased (but not below zero) upon the close of each calendar month by the amount of the Net Profits of the Fund for the month. Shareholders benefit from the Loss Recovery Account in proportion to their holdings.
Any Incentive Fee payable by the Fund that relates to an increase in the value of Fund investments is based, in part, on unrealized appreciation, which could result in the Fund paying an Incentive Fee even if the value of the underlying investment decreases and the gain is never realized.

Q:	Will there be any limitation on the fees charged by the Fund?

A:
The Adviser has entered into an “Expense Limitation and Reimbursement Agreement” with the Fund through September 30, 2025 (the “Limitation Period”). The Adviser may extend the Limitation Period for a period of one year on an annual basis. The Expense Limitation and Reimbursement Agreement limits the amount of the Fund’s aggregate monthly ordinary operating expenses, excluding certain “Specified Expenses” as outlined in the “Summary of Fees and Expenses” and “Fund Expenses” sections below, borne by the Fund during the Limitation Period to an amount not to exceed 0.50% for Class I Shares and 1.00% for Class D, S and T Shares, on an annualized basis, of the Fund’s month-end
net assets (the “Expense Cap”).

If the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceeding the Expense Cap applicable to that Class of Shares, the Adviser will waive its Management Fee, Incentive Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and

Reimbursement Agreement. To the extent that the Adviser waives its Management Fee and/or Incentive Fee, reimburses expenses to the Fund or pays expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of Shares if the ordinary operating expenses have fallen to a level below the Expense Cap and the recouped amount does not raise the level of ordinary operating expenses in respect of a Class of Shares in the month of recoupment to a level that exceeds any Expense Cap applicable at that time.

Q:	If I buy Shares, will I receive distributions and how often?

A:
As required in connection with the Fund’s intention to qualify as a regulated investment company (“RIC”) under Subchapter M of the Code, the Fund will, at a minimum, make distributions annually in amounts that represent substantially all of the net investment income and net capital gains, if any, earned each year. See “Distribution Policy.”

Q:	May I reinvest my cash distributions in additional Shares?

A:
Yes. We have adopted a dividend reinvestment plan whereby Shareholders will have their cash distributions automatically reinvested in additional Shares unless they elect to receive their distributions in cash. Reinvested distributions for all Shares will be in the respective class of Shares but will not be subject to sales load or other charge for reinvestment. The reinvested Shares will be subject to shareholder servicing fees and distribution fees where applicable.

The dividend reinvestment plan is discussed later in the document. See “Distribution Policy – Automatic Dividend Reinvestment Plan.”

Q:	How do I subscribe for Shares?

A:	If you meet the suitability standards and choose to purchase Shares in this offering, you should proceed as follows:

•	Read this entire prospectus, including the section entitled “Types of Investments and Related Risks,” and all appendices and supplements accompanying this Prospectus.

•	Complete and execute a copy of the subscription agreement.

•
By executing the subscription agreement and paying the total purchase price for the Shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions are effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part. See “Plan of Distribution.”

Q:	When can Shares be purchased?

A:
This is a continuous offering of Shares without a termination date, as permitted by the federal securities laws. Shares may be purchased as of the first business day of each month based upon the Fund’s then current NAV. While the Fund intends to have monthly closings, the Board of Trustees reserves the right in its sole discretion to suspend monthly closings from time to time when it believes it is in the best interests of the Fund. See “Plan of Distribution.”

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A:
Yes, you may invest via those vehicles subject to the suitability standards and applicable law. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans, and 401(k) plans. In the case of investments through IRAs, Keogh plans, and 401(k) plans, our transfer agent will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing Shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing Shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Eligible Investors” and “ERISA Considerations.”

Q:	How does the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses reduces the funds available to us to execute our business strategy as well as funds available for distribution to Shareholders. The payment of fees and expenses also reduces the value of your Shares. See “Fund Expenses.”

Q:	What is the tax treatment of the Fund and my distributions?

A:
The Fund intends to qualify as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it distributes as dividends for U.S. federal income tax purposes to Shareholders. The Fund intends to distribute its income and gains in a manner that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the Shareholders, whether or not they are reinvested in Shares. U.S. federally tax-exempt
investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment. See “Tax Aspects – Distributions.”

Q:	What provisions exist for the repurchase, transfer or sale of Shares by Shareholders?

A:
The Shares are not a liquid investment. No Shareholder will have the right to require the Fund to redeem its Shares. The Fund may offer from time to time to repurchase Shares pursuant to written tenders by the Shareholders as described below.

The Advisers intend to seek the Board’s approval for a quarterly share repurchase program where the aggregate repurchases of Shares will be up to 2.50% of the Fund’s outstanding Shares per quarter.
Details regarding restrictions on the transfer of Shares can be found in “Repurchases and Transfers of Shares —Transfers of Shares.”

Q:	Do investors have to pay a fee in association with the repurchase of Shares?

A:
An early repurchase fee (the “Early Repurchase Fee”) payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares. The Early Repurchase Fee will equal 2.00% of the NAV of any Shares repurchased less than one year of the purchase. Once Shareholders have held Shares for a year, no fee will be assessed in association with a Share repurchase. Repurchase fees are payable to the Fund and not to the Advisers.

See “Summary of Fees and Expenses” for additional information regarding the Early Repurchase Fee.

Q:	Where can I find the most current information on the Fund?

A:
Our website, www.stepstonepw.com, is the best source for the most current information on the Fund. We regularly post updated information regarding our portfolio and activity in documents such as the most recent Prospectus and Statement of Additional Information, a monthly fact card, an investor presentation, a fund commentary and the portfolio holdings report, along with other news, information and updates that may be relevant to your investment. The website also contains a link to our SEC filings. We may change the information posted on the website over time. The information on the website is not incorporated by reference into this Prospectus, and investors should not consider it a part of this Prospectus.

Q:	What will I receive in terms of fund reporting?

A:
We will prepare, and make available to Shareholders, an audited annual report and an unaudited semi-annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. We will also make available a report on our operations on at least a quarterly basis. See “Reports to Shareholders” located in the “Statement of Additional Information.”

Q:	When will I receive my detailed tax information?

A:	By January 31 st of each year, we will distribute a Form 1099-DIV or Form 1099-B to each Shareholder, as appropriate, for the prior year, unless such deadline is extended by law or regulation.

Q:	What are the principal risks involved in an investment in the Fund?

A:
An investment in the Fund involves several principal risks. Investing in the Shares may be considered speculative and involves a high degree of risk, including the risk of the loss of your investment. The Shares are illiquid and appropriate only as a long-term investment.

•	The Fund’s performance depends upon the performance of its assets and the Investment Managers.

•	Underlying investments involve a high degree of business and financial risk that can result in substantial losses.

•	The securities in which the Fund or an Investment Manager may invest may be among the most junior in a portfolio company’s capital structure and, thus, subject to the greatest risk of loss.

•	Our investments, depending upon strategy, may be in companies or other assets whose business models are new or unproven and whose capital structures are highly leveraged.

•
The Fund allocates a portion of its assets to multiple Investment Funds, and Shareholders bear two layers of fees and expenses: management fees, incentive fees and administrative expenses at the Fund level, and asset-based management fees, carried interests, incentive allocations or fees and expenses at the Investment Fund level.

•	Shareholders will have no right to receive information about the Investment Funds or Investment Managers, and they will have no recourse against Investment Funds or their Investment Managers.

•	Venture and Growth Assets include investments in private operating companies in the early phases of development, which involve a high degree of business and financial risk.

•	Private companies may have limited operating histories by which to assess their ability to achieve, sustain and increase revenues or profitability.

•
Private companies may be required to rapidly implement and improve operational, financial and management control systems, and any failure to do so may have a material, adverse effect on their business.

•	The Fund intends to qualify as a RIC under the Code but may be subject to substantial tax liabilities if it fails to so qualify.

•
A significant portion of the Fund’s investments will likely be priced by Investment Funds in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate.

•
Any performance-based fee (
e.g
., the Incentive Fee) payable by the Fund to the Advisers may create an incentive for the Venture and Growth Team to make investments that are riskier or more speculative than would otherwise be the case in the absence of such compensation arrangement.

•	The Shares are an illiquid investment. There is no market exchange available for Shares of the Fund, thereby making them difficult to liquidate.

•	Possible utilization of leverage, as limited by the requirements of the 1940 Act, may increase the Fund’s volatility.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment.
A discussion of the risks associated with an investment in the Fund can be found under “Types of Investments and Related Risks”.

SUMMARY OF FEES AND EXPENSES
The following table illustrates the fees and expenses that the Fund expects to incur, and that Shareholders can expect to bear, directly or indirectly during the 12 months ending June 30, 2025 assuming estimated net assets of the Fund of $2,481,000,000 on June 30, 2025.
To invest in Class T Shares, Class S Shares or Class D Shares of the Fund, a prospective investor must maintain or open a brokerage account with a financial institution where a selling agreement has been established (“Selling Agent”). Any costs associated with opening such an account are not reflected in the following table or the Examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

	Class T	Class S	Class D	Class I
SHAREHOLDER FEES
Maximum sales load ( percentage of purchase amount ) (1)	3.50%	3.50%	1.50%	None
Maximum early repurchase fee (2)	2.00%	2.00%	2.00%	2.00%

ANNUAL FUND OPERATING EXPENSES (as a percentage of the Fund’s average net assets)
Management Fee	1.50%	1.50%	1.50%	1.50%
Incentive Fee (3)	—%	—%	—%	—%
Acquired Fund Fees and Expenses (4)	0.50%	0.50%	0.50%	0.50%
Interest Payments on Borrowed Funds (5)	0.02%	0.02%	0.02%	0.02%
Distribution and/or Shareholder Servicing Fees	0.85%	0.85%	0.25%	0.00%
Other Expenses (6), (7)	0.37%	0.37%	0.37%	0.37%
Total Annual Fund Operating Expenses	3.24%	3.24%	2.64%	2.39%
Plus Expense Limitation and Reimbursement (8)	0.00%	0.00%	0.00%	0.07%
Total Annual Net Expenses	3.24%	3.24%	2.64%	2.46%

(1)
Investors purchasing Class T, Class S, and Class D Shares may be charged a sales load of up to 3.50%, 3.50%, and 1.50% of the investment amount, respectively. For Class T Shares the 3.50% includes a maximum of 3.00% for upfront selling commission and 0.50% for the dealer fee. The table assumes the maximum sales load is charged. A Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. See “Plan of Distribution.”

(2)
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year
anniversary of the Shareholder’s purchase of the Shares (on a “first in-first
out” basis). An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders. See “Repurchases and Transfers of Shares.”

(3)
At the end of each calendar month, the Advisers are entitled to accrue an Incentive Fee in an amount equal to 15% of the excess, if any, of (i) the Net Profits of the Fund for the relevant month over (ii) the then balance, if any, of the Loss Recovery Account. The Incentive Fee is incorporated in the Fund’s monthly NAV and paid annually to the Advisers.

(4)
The Acquired Fund Fees and Expenses are based on estimated amounts for the 12 months ending June 30, 2025. Some or all of the Investment Funds in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Funds’ performance. The Investment Funds in which the Fund invests generally charge a management fee of 1.
5
0% to 2.
5
0% based on committed capital, and approximately
20
% to 2
5
% of net profits as a carried interest allocation. The Acquired Fund Fees and Expenses disclosed above are based on historic returns of the Investment Funds in which the Fund anticipates investing in for the 12 months ending June 30, 2025, which may change substantially over time, therefore, significantly affect Acquired Fund Fees and Expenses. The 0.50% shown as Acquired Fund Fees and Expenses reflects operating expenses of the Investment Funds (
e.g.
, management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds) after refunds, excluding any performance-based fees or allocations paid by the Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind,
as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds.

(5)
These expenses represent estimated interest payments the Fund expects to incur in connection with its credit facility during the 12 months ending June 30, 2025. The Fund has a $40 million revolving credit facility that terminates February 6, 2026. See “Investment Program — Leverage.”

(6)
Other Expenses include all other expenses incurred by the Fund, such as its organizational and offering expenses, certain administrative costs, and expenses relating to the offering and sale of Shares. Other Expenses are estimated for the 12 months ending June 30, 2025. For more details regarding the Fund’s estimated organizational and offering expenses, please see “Fund Expenses – Organizational and Offering Expenses.”

(7)
Includes amounts paid under an administration agreement (the “Administration Agreement”) between the Fund and StepStone Private Wealth as administrator (the “Administrator”). Under the Administration Agreement, the Fund pays SPW an administration fee (the “Administration Fee”) in an amount up to 0.23% on an annualized basis of the Fund’s net assets. From the proceeds of the Administration Fee, the Administrator pays UMB Fund Services, Inc. (the
“Sub-Administrator”)
a
sub-administration
fee (the
“Sub-Administration
Fee”) in an amount up to 0.08% on an annualized basis of the Fund’s net assets, subject to a minimum annual fee. The
Sub-Administration
Fee is paid pursuant to a
sub-administration
agreement and a fund accounting agreement each between the Administrator and the
Sub-Administrator.
The Administration Fee and
Sub-Administration
Fee are calculated based on the Fund’s
month-end
net asset value and payable monthly in arrears.

(8)
The Adviser has entered into an Expense Limitation and Reimbursement Agreement with the Fund for the Limitation Period. The Adviser may extend the Limitation Period for a period of one year on an annual basis. The Expense Limitation and Reimbursement Agreement limits the amount of the Fund’s aggregate monthly ordinary operating expenses, excluding certain Specified Expenses listed below, borne by the Fund during the Limitation Period to an amount not to exceed 0.50% for Class I Shares and 1.00% for Class D, S and T Shares, on an annualized basis, of the Fund’s month-end
net assets or the Expense Cap. Specified Expenses that are not covered by the Expense Limitation and Reimbursement Agreement include: (i) the Management Fee; (ii) all fees and expenses of Private Market Assets and other investments in which the Fund invests (including the underlying fees of the Private Market Assets and other investments (the Acquired Fund Fees and Expenses)); (iii) the Incentive

Fee; (iv) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Private Market Assets and other investments; (v) interest payments incurred on borrowing by the Fund; (vi) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vii) distribution and shareholder servicing fee, as applicable; (viii) taxes; and (ix) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders. See “Fund Expenses” for additional information. If the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceeding the Expense Cap applicable to that Class of Shares, the Adviser will waive its Management Fee, Incentive Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and Reimbursement Agreement. To the extent that the Adviser waives its Management Fee and/or Incentive Fee, reimburses expenses to the Fund or pays expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed, or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of Shares if (i) the ordinary operating expenses have fallen to a level below the relevant Expense Cap and (ii) the recouped amount does not raise the level of ordinary operating expenses in respect of a Class of Shares in the month of recoupment to a level that exceeds any Expense Cap applicable at that time.
EXAMPLE:
You would pay the following fees and expenses on a $1,000 investment, assuming a 5.00% annual return, and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
If You SOLD Your Shares

	1 Year	3 Years	5 Years	10 Years
Class T	$67	$131	$198	$377
Class S	$67	$131	$198	$377
Class D	$41	$96	$153	$308
Class I	$25	$75	$128	$273
If You HELD Your Shares

	1 Year	3 Years	5 Years	10 Years
Class T	$67	$131	$198	$377
Class S	$67	$131	$198	$377
Class D	$41	$96	$153	$308
Class I	$25	$75	$128	$273

The examples should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown
. The examples above exclude the Early Repurchase Fee which would apply if your Shares were repurchased within one year of their purchase. If your Shares are repurchased in Year 1, you would incur the 2.00% Early Repurchase Fee. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5.00% return used in the Example.
The purpose of the table above is to assist investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Fund Expenses,” “Management Fee” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS
The Fund’s financial highlights are incorporated by reference from the Fund’s annual report for the fiscal year ended March 31, 2024 (File
No. 811-23786),
as filed with the SEC on Form
N-CSR
on June 6, 2024 (accession no.
0001213900-24-050293).

THE FUND
The Fund is registered under the 1940 Act as a
non-diversified,
closed-end
management investment company and was organized as a Delaware statutory trust on March 4, 2022. The Fund’s principal office is located at 128 S Tryon St., Suite 1600, Charlotte, NC 28202, and its telephone number is (704)
215-4300.
Investment advisory services are provided to the Fund by the Adviser and
Sub-Adviser
pursuant to an investment advisory agreement (the “Advisory Agreement”) and an investment sub-advisory
agreement (the
“Sub-Advisory
Agreement”), respectively. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board of Trustees. See “Statement of Additional Information – Management of the Fund.”
USE OF PROCEEDS
Under normal circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable. It is anticipated that proceeds from the sale of Shares will be invested as appropriate in investment opportunities within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. See “Types of Investments and Related Risks — Principal Investment Related Risks — — Availability of Investment Opportunities” for a discussion of the timing of Investment Funds’ subscription activities, market conditions, and other considerations relevant to the timing of the Fund’s investments generally.
The Fund will pay the Adviser the full amount of the Management Fee during any period prior to which less than all of the Fund’s assets (including any proceeds received by the Fund from the offering of Shares) are invested in Private Market Assets.
STRUCTURE
The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund,” with those of a registered closed-end
investment company. Private investment funds are collective asset pools that typically offer their securities privately, without registering such securities under the Securities Act. The Advisers believe that securities offered by private investment funds are typically sold in large minimum denominations (often at least $5,000,000 to $20,000,000) to a limited number of institutional investors and high net worth individuals. Compared to private investment funds, registered closed-end
investment companies often impose relatively modest minimum investment requirements and offer their shares to a broader range of investors.
Investors may purchase Shares of the Fund as of the first business day of each calendar month based upon the Fund’s most recently determined NAV per Share. Unlike the practices of many private investment funds, the Fund intends to offer Shares without limiting the number of Eligible Investors that can participate in its investment program.
In private investment funds, often organized as limited partnerships, investors usually commit to provide up to a certain amount of capital as and when requested by the fund’s manager or general partner. The general partner then makes private market investments on behalf of the fund, typically over a two-to-five-year
period according to a
pre-defined
investment strategy. The fund’s investments are usually realized, or “exited” after a five to eight year holding period through a private sale, an initial public offering (IPO) or a recapitalization, and the proceeds are distributed to the fund’s investors. The private investment funds themselves typically have a duration of ten to fifteen years. In contrast, registered closed-end
funds typically reinvest most of the proceeds of realized investments and do not have a stated duration. This attribute provides investors with more consistent exposure to the underlying assets through economic cycles and maintains an investor’s intended allocation to the target asset class, such as private markets.
INVESTMENT PROGRAM
Investment Objective
The Fund’s investment objective is to achieve long-term capital appreciation.
Distinctive Attributes
The Venture and Growth Team has developed an innovative approach to venture capital and growth equity investments, combining direct, secondary and fund investments under a single platform. The Advisers believe that each capability informs the other, enhancing relationships globally, and that an active approach to direct and secondary investment enables the capture of powerful proprietary data and the creation of strong alignment with both fund managers and company management teams. The Advisers believe that these synergies ultimately enable the Venture and Growth Team to focus on the highest potential opportunities and make better informed decisions.

•	Deep Knowledge and Expertise in Venture and Growth: StepStone’s Venture and Growth Team is one of the largest, broadest and most experienced solutions providers in this market.

•	70+ investment professionals working from across major geographies globally.

•	$28 billion of venture and growth assets under management.

•	23-year history of investing in venture capital and growth equity.

•	1,000+ venture capital and growth equity investments completed.

•	One of a few platforms with demonstrated investment capabilities across the entire venture and growth landscape through direct investments, secondaries and funds.

•
Information Advantage:
StepStone’s proprietary SPI system represents one of the industry’s most comprehensive and powerful databases tracking over 42,000 Investment Funds and 193,000 investments in underlying companies/assets and incorporating information garnered from the over 3,500 Investment Manager meetings StepStone holds per year. Combined with over two decades of investment experience, StepStone believes that these tools enable the firm to identify historically top performing managers and promising companies across the venture and growth investing landscape and make better informed underwriting decisions.

•	Differentiated Capital Drives Access: Traditionally, access to historically top-performing venture capital and growth equity Investment Managers and leading companies has been substantially constrained. In an environment of more commoditized capital sources, many of those managers and companies are prioritizing stable, long-term and value-add
investors with industry expertise and acumen. The Advisers believe the team is well-positioned to add value by:

•
Direct Investment Capabilities:
StepStone’s Venture and Growth Team can make meaningful Direct Investments alongside other Investment Managers, either as a lead investor or syndicate member, at every stage of the venture and growth equity investing lifecycle. This flexibility and scope has become increasingly important to many venture capital and growth equity managers.

•
Extensive Network:
StepStone’s Venture and Growth Team has formed relationships with industry experts and business leaders across the venture capital and growth equity landscape. These relationships provide StepStone with additional insights when sourcing and evaluating investment opportunities. Regularly communicating with these professionals further enhances StepStone’s ability to effect positive outcomes for Direct Investments and the Investment Managers with whom StepStone works.

•
Portfolio Impact Program:
StepStone has developed its own dedicated portfolio impact team that works closely with existing and prospective Investment Managers and portfolio companies in an effort to add value through targeted investor, customer, talent and strategic partner introductions.

•
Access to Robust Deal Flow with a Focus on Inefficient, Proprietary Opportunities:
The venture capital and growth equity market is highly fragmented and global, comprising well over 2,000 active Investment Managers. Many of these funds are too small to receive the attention of most institutional investors who lack the specialization of a focused venture capital and growth equity investing effort. Because of the large number of small funds and a high proportion of less sophisticated, sub-scale
investors, StepStone has observed a high degree of inefficiency in the venture capital and growth equity market, leading to attractive opportunities for the largest platforms. Moreover, StepStone has used its scale and breadth to develop strong manager relationships outside of Silicon Valley and the other most established technology/innovation hubs. StepStone believes its Venture and Growth Team has developed a differentiated set of capabilities that contributes to improved investment selection and drives access to proprietary insights and deal flow.

•
Expanded Access:
StepStone believes that individual investors and smaller institutions have historically had limited access to venture capital and growth equity investments. Through a single investment in the Fund, investors can gain broad exposure to this part of the private markets with a comprehensive solution in a structure that solves for many of the common challenges that have historically restricted access to these types of investments. The Fund provides exposure in many portfolio companies via its investment strategies, as discussed in further detail below.

•
Favorable Structure:
Our structure solves for many of the common challenges that have historically restricted access for individual investors and smaller institutions. The Fund offers a favorable structure as compared to private markets funds, including 1099 tax reporting instead of
K-1s,
a single investment instead of recurring capital calls, and potential liquidity in the form of tender offers.

Investment Strategy
The Fund seeks long-term capital appreciation by offering investors access to a venture capital and growth equity investment portfolio focused on the “innovation economy,” the most dynamic companies, technologies, and sectors identified by StepStone as benefiting from attractive secular trends. The portfolio is diversified investment stage and size and geography and allocated strategically by StepStone, one of the largest investment firms that focuses exclusively on the private markets. The Fund is concentrated in the information technology group of industries, but invests across a number of industry sectors.
The Fund invests across a range of sectors, including enterprise information technology, technology-enabled products and services, consumer internet, healthcare, branded consumer/consumer packaged goods and other sectors benefiting from attractive secular trends. These secular trends include digital integration and technology adoption across numerous industries, the continued shift from on-premise
to cloud computing and the emergence and rapid growth of blockchain technologies. The Fund’s strategy spans all investment stages of the private equity lifecycle, with an emphasis on venture capital (including seed, post-seed, early stage, and expansion stage) and growth equity.
In select cases, the Fund may allocate a portion of its investments to other private market asset classes, including but not limited to, private equity buyouts, infrastructure, real estate and private debt, with a primary emphasis on investments benefiting from the innovation economy. Under normal circumstances, the Fund invests and/or makes capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in Venture and Growth Assets.
The principal elements of the Fund’s investment strategy include: (i) allocating the assets of the Fund largely among venture capital and growth equity investments via secondary market transactions, direct investments in operating companies and to a lesser extent investments in “seasoned” primary funds (
i.e.
, partnerships that have already begun investing); (ii) seeking to manage the Fund’s investment level and liquidity using a commitment strategy which will balance total returns with liquidity targets and annual distributions required to maintain its tax status; and (iii) managing risk through ongoing monitoring of the Fund’s portfolio and active portfolio construction.
Asset Allocation
. The Venture and Growth Team employs an asset allocation strategy that seeks to benefit from the diversification of the Fund’s investments across venture and growth investment strategies by industry sector, investment stage and size and geography.
Access
. The Fund provides Shareholders with access to Venture and Growth Assets and underlying strategies that are generally unavailable to the investing public due to (i) the ability of historically top-performing
Investment Managers to limit the size of their funds to substantially less than the demand, (ii) resource requirements and (iii) high investment minimums.
Commitment Strategy.
The Venture and Growth Team plans to manage the Fund’s commitment strategy to reduce the amount of uninvested cash (or “cash drag”) associated with the underlying investments. In the majority of private investment vehicles, commitments are made to the fund and the initial investments are completed over a three to six-year
investment period, depending on the strategy. As a result, a significant portion of the committed capital remains uninvested in the form of unfunded commitments.

In addition, Primary Investment Funds typically experience a
“J-Curve”
– the tendency to deliver negative returns and cash flows in the early years (due to the fund’s investment-related expenses and fees) and to deliver positive returns and positive cash flows later in the fund’s life as its portfolio companies mature and are sold.
In order to alleviate this dynamic during its early years, the Fund intends to rely heavily on purchases of Secondary Investments where all or a substantial portion of the capital has already been invested and Primary Direct Investments where the capital is largely deployed at the time of commitment. Lastly, over time, the Fund may over-commit to Primary Investment Funds, given this capital is not immediately deployed. There is no guarantee that the Fund will achieve these results.
The commitment strategy is designed to keep the Fund substantially invested and to minimize cash drag, where possible, by making commitments based on anticipated future realizations from investments. The commitment strategy will also take other anticipated cash flows into account, such as those relating to new subscriptions, the tender of Shares by Shareholders and distributions to Shareholders. To forecast portfolio cash flows, the Venture and Growth Team will utilize a proprietary model that incorporates historical data, actual portfolio observations, insights and forecasts collected by the Venture and Growth Team and the broader StepStone platform.
Risk Management.
The long-term nature of private market investments requires a commitment to ongoing risk management. The Venture and Growth Team seeks to monitor the performance of the Fund’s assets and developments at the level of the individual portfolio companies that are material positions held by the Fund. By tracking commitments, capital calls, distributions, valuations, and other pertinent details, the Venture and Growth Team seeks to use a range of techniques to reduce the risk associated with the commitment strategy. These techniques may include, without limitation:

•	Diversifying investments across assets at different parts of fund lifecycles through the use of Secondary Investments, Primary Direct Investments and Primary Investment Funds.

•	Actively managing cash and liquid assets.

•	Modeling and actively monitoring cash flows to avoid cash drag and maintain maximum appropriate levels of investment and commitment.

•	Seeking to establish credit lines to provide liquidity to satisfy liquidity needs, including tender requests, consistent with the limitations and requirements of the 1940 Act.
To enhance the Fund’s liquidity, particularly in times of possible net outflows through the tender of Shares by Shareholders, the Venture and Growth Team may from time to time determine to sell certain of the Fund’s assets. In implementing the Fund’s liquidity management program, so as to minimize cash drag while providing the necessary liquidity to support the Fund’s private markets investment strategies and potential tender of Shares, the Venture and Growth Team may invest a portion of the Fund’s assets in securities and vehicles that are intended to provide an investment return while offering better liquidity than private markets investments. The liquid assets may include both fixed income and equities as well as public and private vehicles that derive their investment returns from fixed income and equity securities.

The Fund’s investment objective and strategies are
non-fundamental
and may be changed without Shareholder approval. For a complete description of the Fund’s fundamental policies, see “Fundamental Policies” and “Other Fundamental Policies” in the Fund’s Statement of Additional Information.
Private Equity
Private equity is a common term for investments that are typically made in non-public
companies through bespoke, privately negotiated transactions. Private equity investments may be structured using a range of financial instruments, including common and preferred equity, subordinated debt and warrants, or other instruments, depending on the strategy of the investor and the financing requirements of the company. Investments in private equity have grown significantly over the last 20 years, driven principally by large institutional investors seeking increased returns and portfolio efficiency. Large pension funds, endowments, and other sophisticated institutional investors commonly invest a meaningful portion of their overall portfolios to private equity. Broadly speaking, private equity investments can be broken down into three financing stages: venture capital, growth equity and buyout. These categories may be further subdivided based on the investment strategies that are employed.

•
Venture Capital.
Investments in new and emerging companies are usually classified as venture capital. Such investments are often in technology, healthcare, or other higher growth industries. Companies financed by venture capital have generally not achieved positive cash flow at the time of investment and may require several rounds of financing before the company can be sold privately or taken public. Venture capital investors may finance companies along the full path of development or focus on certain sub-stages
(usually classified as
pre-seed,
seed, and early stage, expansion stage, etc.) and often do so in partnership with other investors. Such investments are considered to involve a higher degree of business and financial risk which can result in substantial losses and are generally riskier than investments in more established companies.

•
Growth Equity.
Growth equity investors target companies that require additional capital to expand their businesses and are typically more mature than the recipients of traditional venture capital. Growth equity transactions are generally minority equity investments in a profitable or established company. Such companies may be in a high-growth phase but have largely mitigated the basic technology risk in their business plan or require capital to accelerate commercialization of a product. An investment in previously venture-backed companies may be considered to be a growth equity investment.

•
Buyout.
Control investments in established, typically cash flow positive companies are usually classified as buyouts. Buyout investments may focus on small-, mid-
or large-capitalization companies, and such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions — particularly in the large-cap
segment. Overall, debt financing typically makes up
45-65%
of the price paid for a company. Buyouts may also include growth buyouts, in which the target companies are growing at high rates and have limited or no positive cash flow and are therefore predominantly financed by equity.

Infrastructure
Infrastructure refers to a broad category of investments in energy, agriculture, natural resources and other forms of infrastructure typically united by an expected component of current yield and an insulation of the underlying assets against the effects of inflation. Infrastructure assets may include, among other asset types, renewable power generation (wind, solar and hydro power), communications assets (including broadcast and wireless towers, fiber, data centers, distributed network systems and satellite networks), regulated assets (such as electricity generation, transmission and distribution facilities, gas transportation and distribution systems, water distribution, and waste water collection and processing facilities) and transportation assets (such as toll roads, airports, seaports, railway lines, intermodal facilities).
Real Estate
Real estate refers to investments in underlying properties across various real estate sectors, including, without limitation, multifamily, retail, office, hospitality, data centers, senior living and industrial assets. In some cases, investments may also be made in the debt, preferred equity or mortgages relating to such properties through multiple investment strategies such as core, core plus, value-add
or opportunistic.
Private Debt
Private debt refers to loans and similar investments typically made in private companies that are negotiated directly with the borrower, including first and second lien senior secured loans, unitranche debt, unsecured debt and structurally subordinated debt. Private debt will also include alternative lending (such as trade finance, receivable transfer, life settlement, consumer lending, etc.) and leveraged loans. Additionally, special situations will be included within private debt and will comprise mezzanine, distressed debt
(non-control
and distressed for control), turnarounds and
non-performing
loans. The Fund expects to make limited private debt investments and that such investments will principally be in securities that are projected to provide similar return characteristics to equity investments.
Investment Characteristics
In its Venture and Growth Assets, the Fund generally targets investments that, directly or indirectly, involve companies with a minimum of $10 million in actual or projected annual revenue in an effort to mitigate traditional
“start-up”
risks associated with earlier stage venture capital investing. In addition, the Fund’s investments generally demonstrate these characteristics:
Direct Investments

•	Are led by experienced management teams with successful track records.

•	Embrace innovative technologies.

•	Target attractive total addressable markets.

•	Maintain sustainable business models with the prospect of substantial long-term profitability.

•	Present exit strategies within realistic time frames (usually within one to five years of the time of investment).
Investment Funds

•	Are managed by historically top-tier venture capital and growth equity capital firms.

•	Contain discernable value-driving companies.

•	Encompass portfolios of assets that have not been significantly marked-up.

•	Hold portfolios of underlying investments for which the Venture and Growth Team believes it has an information advantage and that the price negotiated will provide for growth.

•	Contain portfolios for which the Venture and Growth Team believes a financial arbitrage opportunity may exist.
Investment Types
The Fund invests, directly and indirectly, in Venture and Growth Assets, and to a lesser extent, in other Private Market Assets, through the various investment types described below.
Secondary Investments
The Fund expects to invest principally into operating companies and growth equity or venture capital funds via secondary market transactions.
With respect to individual companies, the Advisers believe that the increased time to liquidity of many venture-backed companies can provide a significant source of investment opportunities. As a result, early venture capital investors and company management teams, in some cases, pursue secondary offerings to expedite liquidity. The Advisers believe the Venture and Growth Team’s network and value-added approach will provide a strong pipeline of opportunities, and its versatile financing approach (which includes providing liquidity to former employees, current employees and venture managers in more established growth companies) gives the team the flexibility to source high quality opportunities.
The Fund’s secondary direct investments are expected to consist primarily of purchases, from employees and other existing investors, of either or both preferred and common stock in later stage venture and growth equity backed operating companies.
The Venture and Growth Team expects to have ample opportunities for sourcing secondary fund investments. In the Venture and Growth Team’s experience, seller motivations are myriad, and such motivations continue to increase in immediacy particularly due to enhanced time to liquidity in the venture capital and growth equity markets. Further, the Venture and Growth Team also believes that larger secondary firms continue to exhibit general indifference to many venture capital fund secondary transactions as they are often sub-scale
for the larger firms and are difficult to evaluate due to a minimal level of provided or obtainable information. Additionally, Investment Managers of the funds in these types of transactions typically seek to avoid adding new investor relationships, posing a challenge to potential secondary buyers who are not existing investors in the funds. The Venture and Growth Team believes their deep relationships within the venture capital and growth equity ecosystem and value-added approach will allow us to garner access and more effectively transact on these opportunities. The sponsors of venture capital and growth equity funds are becoming increasingly proactive about offering secondary liquidity options to existing investors as their funds approach the end of their respective terms with substantial remaining unrealized value. Examples of such liquidity options include tender offers or Investment
Manager-led
restructurings. StepStone believes that its position as a meaningful primary fund investor in many venture capital and growth equity capital funds globally and its deep relationships with a large number of Investment Managers position StepStone as a preferred partner to lead these transactions, further enhancing possible deal flow. Lastly, secondary fund investments may also include newly established private markets funds that are fully funded at the time of the Fund’s acquisition.
Primary Direct Investments
The Fund will also consider investments in more established companies which they believe will have shortened hold periods, strong return dynamics, and risk profiles similar to that of secondary direct investments. The Venture and Growth Team will use its informational advantage gleaned through its size and scale as a fund investor to mine the portfolios of its underlying managers and identify attractive Primary Direct Investment opportunities that are typically seeking additional financing to support continued growth. Further, the team attempts to structure its investments with security features that help mitigate downside risk.
The Fund is expected to benefit from the Venture and Growth Team’s ability to track the metrics of promising underlying portfolio companies over a period of time through StepStone’s proprietary database and via communication with Investment Managers, who are already invested in the company, often allows the Venture and Growth Team to preempt broader financing processes to access attractive companies.
Primary Investment Funds
The Fund expects to allocate a smaller share of its available capital to Investment Funds on a primary basis. Initially, the Fund will emphasize commitments to seasoned Investment Funds; partnerships that have already begun investing. Such investments allow for more advanced due diligence and can help reduce blind pool risk by providing better visibility into the early make-up
of the Investment Fund’s portfolio. Further, by primarily focusing on seasoned Investment Funds, the Advisers believe that the effects of the
“J-Curve”
can be mitigated. Primary Investment Funds that have not yet begun investing will be considered for inclusion in the Fund as well, leveraging StepStone’s longstanding relationship with historically top-performing
fund managers across stage, sectors and geographies.
General Due Diligence
The Venture and Growth Team uses a range of resources to identify and source promising Venture and Growth Assets. The Venture and Growth Team’s investment approach is based on the extensive diligence conducted by their research professionals while leveraging the capabilities of the entire StepStone organization and its potential access to superior information.
The Venture and Growth Team focuses on identifying opportunities at the intersection of high-quality opportunities, Investment Manager expertise and StepStone’s informational advantage. The Venture and Growth Team will assess the relative attractiveness of different strategies, sectors and geographies based on durable investment themes that they believe will outperform over the Fund’s long term investment horizon. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends.
The due diligence process is driven by the Venture and Growth Team, who meets weekly to review, prioritize and analyze investment opportunities. Investment review involves a combination of the Venture and Growth Team and additional participation from specialists in the relevant StepStone transaction teams. Once a deal has been identified as a potential transaction, the deal team summarizes the opportunity in a report. Each report is reviewed, and the team prioritizes the opportunity accordingly. The Investment Committee will conduct a detailed review of each investment that has advanced into the due diligence stage, with the due diligence report serving as a framework for these discussions. Through this process, the Venture and Growth Team can identify the most attractive opportunities and focus their resources on the most promising transactions
The Fund’s investment due diligence process generally is expected to include these elements:
Secondary Purchases of Investment Funds

•	Independent financial modeling on an asset-by-asset basis (each underlying portfolio company) to validate both projected multiple and internal rate of return assumptions.

•	Fundamental industry research on a target Investment Fund’s stage and sector strategy and its effect on underlying portfolio positions.

•	Assessment of the managerial capability of the Investment Manager of an Investment Fund and its ability and bandwidth for managing the existing portfolio towards liquidity.
Direct Investments

•	Independent financial modeling as a means of validating the business plan assumptions and projections, exit returns and valuations.

•	Review of preexisting invested capital, preference in the capital structure and required exit scenarios for targeted returns.

•	Fundamental industry research (including evaluation of market size, potential growth and competitive dynamics).

•	Assessment of managerial capability and depth.

•	Assessment of company business model, focusing particularly on sustainability of competitive position.
Primary Investment Funds

•
Evaluate Investment Manager’s experience and resources to establish their ability to implement its investment strategy, via discussions with third party references (including the Investment Manager community, limited partner community, and portfolio company founders), Investment Manager interviews, and other fund manager meetings.

•	Evaluate the proposed investment strategy for appropriateness to the investment environment.

•	Detailed review of the Investment Managers prior track record, including individual investment partner level attribution, and projection modeling for historical funds.

•	Assessment of operational support and bandwidth for managing the existing portfolio.

•	Comprehensive operational due diligence.

•	Evaluation of fund terms with a particular focus on alignment of interests between the Investment Manager and limited partners.
For each transaction, the assigned investment team gathers and reviews available information on the historical track record and all underlying assets. To facilitate this process, StepStone utilizes its proprietary database, SPI, that tracks information on over 42,000 Investment Funds and 193,000 investments in underlying companies/assets and incorporating information garnered from the over 3,500 Investment Manager meetings StepStone holds per year. This database is populated with information StepStone has gathered from Investment Manager partner meetings, due diligence materials, quarterly reports, annual meetings, marketing materials and other sources. The database is critical during the preliminary due diligence phase, as some parties are unwilling to share portfolio information early in the process. During this stage, the team also leverages information from the independent valuation assessments produced by StepStone’s monitoring and reporting team. This exercise encompasses thousands of companies and provides valuable insights on the quality of an Investment Fund’s underlying assets and the Investment Manager’s valuation practices. Through these two sources, the Venture and Growth Team believes it has access to significantly more information than most investors, providing StepStone with a distinctive advantage when evaluating a potential investment.
The Venture and Growth Team also continues to monitor the assets by meeting with Investment Managers, attending annual meetings, serving on portfolio companies’ investment boards, reviewing financial reports and meeting with portfolio companies’ management teams. Based on these interactions, the Venture and Growth Team will periodically update expectations of return and liquidity of each asset of the Fund.
ESG Due Diligence
The Advisers fundamentally believe that the integration of environmental, social and governance considerations (“ESG”) in the investment process, both pre-
and post-investment, will lead to improved and sustainable risk-adjusted returns. ESG not only presents risks to be mitigated, but value creation opportunities. As such, StepStone has fully integrated an ESG process across all asset classes and strategies for the Fund. ESG is not a separate or stand-alone investment strategy.
StepStone has established an ESG due diligence procedure when completing due diligence for broader business, financial and operational aspects of an investment. This procedure includes a detailed and comprehensive set of
ESG-related
risk considerations, as well as value creation opportunities. Dedicated resources are allocated from each sector group to oversee the ESG process in the evaluation and ongoing management of investments.
StepStone performs a review of each Investment Manager and the responsible investment policy, implementation and monitoring framework for the manager and their funds. Key focus areas include:

•	How the Investment Manager or investee company identifies and manages ESG risks and opportunities.

•	If the Investment Manager or investee company clearly identified a responsible person for ESG policy.

•	The skill set of the managing partners and/or board and the ESG committee (if ESG responsibility has been delegated).

•	The level of involvement of Partner or C-level management, and the level of leadership driving the ESG culture.

•	The Fund’s approach to ESG training and priority of maintaining current best practices.

•	How the fund monitors and reports its compliance with ESG principles.
These topics are incorporated into the investment decision process, ongoing monitoring and management of investments but are not solely determinative of investment decisions. As a result, the Fund may make investments that do not have favorable ESG characteristics or high ESG ratings.
Portfolio Allocation
The Venture and Growth Team seeks to invest the Fund’s capital in the highest quality investments available. As available investment opportunities are analyzed, investment professionals seek to evaluate them in relation to historical benchmarks and peer analysis, current information from StepStone’s private market investments, and against each other.
In allocating the Fund’s capital, the Venture and Growth Team seeks to use the resources and capabilities they have assembled to build a diversified portfolio of investments that seeks to mitigate the effects of the
J-Curve
to maximize risk adjusted returns to the Shareholders. Portfolio construction is the first level of the risk management process. At a high level, the planning for portfolio construction is intended to consider medium- to long-term secular and macroeconomic risks, and how they are likely to impact the venture capital and growth equity markets. A fundamental premise of the Fund’s investment strategy is to prioritize a proactive sourcing approach for all forms of Private Market Assets, driven by a thoughtful portfolio construction plan.
The Fund expects to be geographically diversified to take advantage of emerging technology markets as the venture capital ecosystem continues to become larger and more global.
The projected long-term asset allocation targets shown below reflects the Venture and Growth Team’s current assessment of the relative attractiveness of sub-sectors
within the context of an appropriately diversified portfolio. Over shorter periods, the portfolio composition may reflect the allocation of capital more opportunistically in accordance with the Fund’s investment objectives. The Venture and Growth Team currently expects that the Fund’s asset allocation will tilt more heavily toward Secondary Investments and Primary Direct Investments in the near term.
Asset Allocation Targets

Investment Type	Target Range
Secondary Investments (direct and fund interests)	50-70%
Primary Direct Investments	20-40%
Primary Investment Funds	5-15%

Asset Class	Target Range
Venture Capital	60-75%
Growth Equity	20-35%
Other Private Market Assets	0-10%

Geographic Region	Target Range
North America	70-90%
Europe	5-15%
Rest of World	5-15%
The Fund’s assets are global, although the Fund expects to invest principally in North America-domiciled investments. Over time, the Fund may have exposure to developing or emerging markets. There can be no assurance that all investment types will be available, will be consistent with the Fund’s investment objectives, will satisfy the Venture and Growth Team’s pricing and due diligence considerations or will be selected for the Fund.
While the Fund actively pursues Direct Investments, the Fund’s allocations to Investment Funds may be made in the form of capital commitments which are called down by an Investment Fund over time. Thus, in general, the Fund’s private markets allocation will consist of both funded and unfunded commitments. Only the funded private market commitments are reflected in the Fund’s NAV. Over time, the allocation ranges and commitment strategy may be adjusted based on the Advisers’ analysis of the private markets, the Fund’s existing portfolio at the relevant time, and other pertinent factors.
StepStone Allocation Policy
Allocation decisions may arise when there is more demand from the Fund and other StepStone clients for a particular investment opportunity, such as the capacity in an Investment Fund or a Direct Investment, than supply. StepStone employs an allocation policy designed to ensure that all of its clients will be treated fairly and equitably over time. The Fund’s portfolio manager has discretion to lower the allocation as appropriate for portfolio construction purposes.
With respect to Primary Investment Funds, StepStone uses its best efforts to defer the allocation decision to the relevant Investment Manager, mitigating the potential conflict. With regard to secondary purchases of Investment Funds, StepStone typically manages the allocation of the transactions across its clients. Under the StepStone allocation policy, if clients are similarly situated, considering all relevant facts and circumstances, allocations will be made pro rata based on the deployment pace for each client determined in accordance with StepStone’s standard operational processes and specified in each client’s annual portfolio plan. Allocation of Direct Investments is a hybrid of StepStone’s approach on Investment Funds; in certain cases, Direct Investments are allocated by the Investment Manager leading the transaction, while in others, StepStone has the ability to allocate the transaction across its clients, in which case the allocation method outlined with respect to secondaries is used. Due to these processes, StepStone does not believe there is a material risk of a conflict arising in the area of allocations that would disadvantage the Fund relative to another StepStone client. With respect to evergreen funds such as the Fund, StepStone may evaluate the deployment pace, investment budget and portfolio plan of such client more frequently than annually.

Importantly, StepStone’s allocation process is managed independently by StepStone’s Finance team and ratified by the StepStone’s Legal and Compliance department.
Leverage
The Fund may borrow money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with liquidity —
i.e.
, the Fund may utilize leverage.
In the near term, the primary expected uses of leverage are to manage timing issues in connection with the acquisition of the Fund’s investments (e.g., to provide the Fund with temporary liquidity to acquire investments in advance of the Fund’s receipt of proceeds from the realization of other assets or additional sales of Shares).
The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. the Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.
The Fund’s assets may also utilize leverage in their investment activities. Borrowings at the individual investment level are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain assets and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil, such as that experienced during late 2008 or the recent global pandemic. In general, the use of leverage by the Fund’s assets may increase the volatility of their values and of the value of the Shares. See “Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Fund.”
TYPES OF INVESTMENTS AND RELATED RISKS
General
The value of the Fund’s total net assets may be expected to fluctuate in response to fluctuations in the value of the Private Market Assets in which the Fund invests. Discussed below are the investments generally made by Investment Funds and the principal risks that the Advisers and the Fund believe are associated with those investments. These principal risks will, in turn, have an effect on the Fund. In addition, the Fund may also make these types of investments pending the investment of assets in Private Market Assets or to maintain the liquidity necessary to effect repurchases of Shares. When the Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objectives.
Principal Investment Related Risks
General Economic and Market Conditions
. The value of the Fund’s total net assets should be expected to fluctuate. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. A Private Market Asset’s use of leverage is likely to cause the Fund’s average net assets to appreciate or depreciate at a greater rate than if leverage were not used.

An investment in the Fund involves a high degree of risk, including the risk that the Shareholder’s entire investment may be lost. The Fund’s performance depends largely upon the Advisers’ selection of Private Market Assets, the allocation of offering proceeds thereto and the performance of the Private Market Assets. The Fund’s investment activities involve the risks associated with private market investments generally. Risks include adverse changes in national or international economic conditions, adverse local market conditions, the financial conditions of portfolio companies, changes in the availability or terms of financing, changes in interest rates, exchange rates, corporate tax rates and other operating expenses, environmental laws and regulations, and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of certain industries or the availability of purchasers to acquire companies, and dependence on cash flow, as well as acts of God, uninsurable losses, war, terrorism, earthquakes, hurricanes or floods and other factors which are beyond the control of the Fund or the Private Market Assets. Unexpected volatility or lack of liquidity, such as the general market conditions that had prevailed in 2008, could impair the Fund’s profitability or result in its suffering losses.
Limited
Operating History.
The Fund is a recently formed
non-diversified,
closed-end
management investment company with limited performance history that Shareholders can use to evaluate the Fund’s investment performance. The operating expenses for a recently formed fund, including start-up
costs, which may be significant, may be higher than the expenses of an established fund. In addition, Private Market Assets may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.
Availability of Investment Opportunities
. The business of identifying and structuring investments of the types contemplated by the Fund is competitive and involves a high degree of uncertainty. The availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions.
Similarly, identification of attractive investment opportunities by Investment Managers is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, it may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Advisers and their affiliates may seek investment opportunities similar to those the Fund may be seeking. The Advisers will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles. See “Conflicts of Interest — The Advisers.”
Leverage Utilized by the Fund
. The Fund may borrow money in connection with its investment activities, to satisfy repurchase requests from Shareholders and to otherwise provide the Fund with liquidity —
i.e.
, the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to fund investments in Private Market Assets up to the limits of the Asset Coverage Requirement. The Fund may also borrow money through a credit facility or other arrangements to manage timing issues in connection with the acquisition of its investments (
e.g.
, to provide the Fund with temporary liquidity to acquire investments in Private Market Assets in advance of the Fund’s receipt of proceeds from the realization of other Private Market Assets or additional sales of Shares). The Fund is expected to enter into the credit agreement for such purposes. See “Investment Program—Leverage.”
The use of leverage is speculative and involves certain risks. Although leverage will increase the Fund’s investment return if the Fund’s interest in an asset purchased with borrowed funds earns a greater return than the interest expense the Fund pays for the use of those funds, the use of leverage will decrease the return on the Fund if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Fund, especially in times of a “credit crunch” or during general market turmoil, such as that experienced during late 2008. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Investment Funds at inopportune times, which may further depress the returns of the Fund.
The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.
Private Equity Investments.
Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (
e.g.
, providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments, although the Fund may also invest directly in an operating company as a lead investor or syndicate partner to an Investment Manager. The investments held by Investment Funds and Primary Direct Investments made by the Fund involve the same types of risks associated with an investment in any operating company. However, securities of private equity funds, as well as the underlying companies these funds invest in, tend to be more illiquid, and highly speculative. Private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions, however, the availability of such financing may be reduced dramatically, limiting the ability of private equity funds to obtain the required financing or reducing their expected rate of return.
The regulatory environment for private investment funds continues to evolve, and changes in the regulation of private investment funds may adversely affect the value of the Fund’s investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of private investment funds and their investment advisers, in particular, have been the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase the Fund’s and/or the Advisers’ legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in the Fund and/or the Advisers’ business. There can be no assurances that the Fund or the Advisers will not in the future be subject to regulatory review or discipline. The effects of any regulatory changes or developments on the Fund may affect the manner in which it is managed and may be substantial and adverse.
Special Situations and Distressed Investments.
We may, directly or indirectly, invest in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Although such investments may result in significant returns, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. There is no assurance that we or an Investment Manager will correctly evaluate the value of the assets securing these debt investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to such companies, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other distressed asset-based investments require active monitoring.
Venture Capital and Growth Equity.
We invest in venture capital and growth equity. Venture capital is usually classified by investments in private companies that have a limited operating history, are attempting to develop or commercialize unproven technologies or implement novel business plans or are not otherwise developed sufficiently to be self-sustaining financially or to become public. Although these investments may offer the opportunity for significant gains, such investments involve a high degree of business and financial risk that can result in substantial losses.
Growth equity is usually classified by investments in private companies that have achieved product-market fit but may still need capital to achieve the desired level of scale before having access to the public markets for financing. As a result of the risks associated with advancing the company’s growth plan, investors can expect a higher return than might be available in the public markets, but also need to recognize the business and financial risks that remain in advancing the company’s commercial aspirations.
For both venture capital and growth equity companies, the risks are generally greater than the risks of investing in public companies that may be at a later stage of development.
Risks of Concentration
. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is increased. By concentrating the Fund’s investments in the information technology group of industries, the Fund’s performance will be more closely impacted by the performance of a particular market segment than if the Fund was not concentrated in the information technology group of industries. The Fund’s concentration in these investments may present more risks than if it were more broadly diversified over numerous industries and sectors of the economy. A broad downturn in investments tied to this group of industries would have a larger impact on the Fund than on a fund that does not concentrate in such investments. The investment risks associated with investing in the information technology group of industries include: the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; obsolescence of existing technology or competition from more innovative technology; general economic conditions; and government regulation. At times, the performance of investments in the information technology group of industries may lag the performance of investments in other industries or the broader market as a whole.
We may invest in an Investment Fund that concentrates its investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by an Investment Fund. In addition, the investments of such an Investment Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration.
Investments in the Debt Securities of Small or Middle-Market Portfolio Companies
. Our investments may consist of loans to small and/or less well-established privately held companies. While smaller private companies may have potential for rapid growth, investments in private companies pose significantly greater risks than investments in public companies. For example, private companies:

•	have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress;

•
may have limited financial resources and may be unable to meet their obligations under their debt securities, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of realizing any guarantees that may have obtained in connection with the investment;

•
may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•
generally, are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on a portfolio company and, in turn, on the Investment Fund that has invested in the portfolio company; and

•
generally, have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.
In addition, investments in private companies tend to be less liquid. The securities of many of the companies in which we invest are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter
secondary market for institutional investors only. Such securities may be subject to legal and other restrictions on resale. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of target portfolio companies may affect our investment returns.
First Lien Senior Secured Loans, Second Lien Senior Secured Loans and Unitranche Debt.
When we invest, directly or indirectly, in first lien senior secured loans, second lien senior secured loans, and unitranche debt of portfolio companies, we will generally seek to take a security interest in the available assets of those portfolio companies, including the equity interests of the portfolio companies’ subsidiaries. There is a risk that the collateral securing these loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent a debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s lien may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under- collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should the remedies be enforced. Finally, particularly with respect to a unitranche debt structure, unitranche debt will generally have higher leverage levels than a standard first lien term loan.
Mezzanine Investments.
We may, directly or indirectly, invest in mezzanine loans. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank debt, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower’s capital structure. Mezzanine debt is often used in leveraged buyout and real estate finance transactions. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to their higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally earn a higher return than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a “put” feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. Mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to six years. Mezzanine investments are usually unsecured and subordinate to other debt obligations of an issuer.
Risks Associated with Covenant-Lite Loans.
 A significant number of leveraged loans in the market may consist of loans that do not contain financial maintenance covenants (“Covenant-Lite Loans”). While the Fund does not intend to invest in Covenant-Lite Loans as part of its principal investment strategy, it is possible that such loans may comprise a small portion of the Fund’s portfolio. Such loans do not require the borrower to maintain debt service or other financial ratios. Ownership of Covenant-Lite Loans may expose the Fund to different risks, including with respect to liquidity, price volatility, ability to restructure loans, credit risks and less protective loan documentation than is the case with loans that also contain financial maintenance covenants.
Infrastructure Sector Risk.
We may invest, directly or indirectly, in infrastructure. Infrastructure assets may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of infrastructure assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on an Investment Fund’s or
Co-Investment’s
performance.
Agriculture and Forestry Sector Risk
. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of the Fund or an Investment Fund.
In addition, the forestry and timber industry is highly cyclical and the market value of timber investments is strongly affected by changes in international economic conditions, interest rates, weather cycles, changing demographics, environmental conditions and government regulations, among other factors. For example, the volume and value of timber that can be harvested from timberlands is limited by natural disasters, fire, volcanic eruptions, insect infestation, disease, ice storms, windstorms, flooding and other events and weather conditions and changes in climate conditions could intensify the effects of any of these factors. Many companies in the timber and forestry industry do not insure against damages to their timberlands. This industry is also subject to stringent U.S. federal, state and local environmental, health and safety laws and regulations. Significant timber deposits are located in emerging markets countries where corruption and security may raise significant risks.
Financial Institutions Risk.
Financial institutions in which the Fund may invest, directly or indirectly, are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds and can fluctuate significantly when interest rates change.
U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and
non-U.S.
banks, which could be harmful to a Fund and issuers in which it invests. For example, if a bank in which the Fund or issuer has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to an issuer fails, the issuer could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by issuers in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.

Real Estate Investments.
The Fund may invest, directly or indirectly, in real estate. The decline in the broader credit markets following the market turmoil in 2008 related to the sub-prime
mortgage dislocation caused the global financial markets to become more volatile and the United States real estate market was dramatically impacted as a result. Future dislocations in the real estate credit markets with the broad-based stress in the global real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.
Real estate is subject to risks associated with the ownership of real estate, including (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.
There are also special risks associated with particular real estate sectors, or real estate operations generally, as described below:
Retail Properties.
Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
Office Properties.
Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.
Industrial Properties
. Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacture, processing and shipping of goods.
Hospitality Properties.
The risks of hotel, motel and similar hospitality properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.
Healthcare Properties.
Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued

availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.
Multifamily Properties.
The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.
Residential Properties.
Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.
Shopping Centers.
Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases, a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy
rights. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.
Self-Storage Properties.
The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.
Other factors may contribute to the risk of real estate investments:
Development Issues.
Real estate property development creates exposure to risks, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.
Lack of Insurance.
Real estate investments may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the real estate investments could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.
Dependence on Tenants.
The value of real estate investments’ properties and the ability of these investments to make distributions to their shareholders depends upon the ability of the tenants at the properties to generate enough income in excess of their tenant operating expenses to make their lease payments. Changes beyond the control of the real estate investments may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions that directly or indirectly impact the Fund.
Financial Leverage.
Real estate investments may be highly leveraged and financial covenants may affect the ability of real estate investments to operate effectively.
Environmental Issues.
In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a real estate investment may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such real estate investment and, as a result, the amount available to make distributions on shares of the Fund could be reduced.
Energy Sector Risk
. The Fund’s assets may include energy sector investments, thereby exposing the Fund to risks associated with this sector. Increases or decreases in the commodity supply or demand and resulting changes in pricing related to natural gas, natural gas liquids, crude oil, coal or other energy commodities, may have a significant impact on the assets focused on this sector. Additionally, the energy sector is a highly regulated industry both domestically and internationally which can also have a material impact on the investments in this sector. Other factors that may adversely affect the value of securities of companies in the energy sector include operational risks, challenges to exploration and production, competition, inability to make accretive acquisitions, significant accident or event that is not fully insured at a company, natural depletion of reserves, and other unforeseen natural disasters.
Energy sector investments are affected by worldwide energy prices and costs related to energy production. These investments may have significant operations in areas at risk for natural disasters, social unrest and environmental damage. These investments may also be at risk for increased government regulation and intervention, energy conservation efforts, litigation and negative publicity and perception.
Utilities Sector.
The Fund’s assets may include utilities sector investments, thereby exposing the Fund to risks associated with this sector. Rates charged by traditional regulated utility companies are generally subject to review and limitation by governmental regulatory commissions, and the timing of rate changes will adversely affect such companies’ earnings and dividends when costs are rising. Other factors that may adversely affect the value of securities of companies in the utilities sector include interest rate changes, supply and demand fluctuations, technological developments, natural resources conservation, and changes in commodity prices, which may be caused by supply and demand fluctuations or other market forces.
Geographic Concentration Risks.
Our investments may be concentrated in specific geographic regions. This focus may constrain the liquidity and the number of portfolio companies available for investment. In addition, our investments will be disproportionately exposed to the risks associated with the region of concentration.
Emerging Markets.
We may invest, directly and indirectly, in companies located in emerging industrialized or less developed countries or that derive their revenues principally from such countries. Risks particularly relevant to such emerging markets may include greater dependence on exports and the corresponding importance of international trade, higher risk of inflation, more extensive controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in, and control over, the economies, decisions by the relevant government to cease its support of economic reform programs or to impose restrictions, and less established laws and regulations regarding fiduciary duties of officers and directors and protection of investors.
China is an emerging market and has demonstrated significantly higher volatility from time to time in comparison to developed markets. Investments in Chinese securities, including certain Hong Kong-listed and U.S.-listed securities, subject the Fund to risks specific to China. These risks include: (i) the risk of more frequent (and potentially widespread) trading suspensions and government interventions with respect to Chinese issuers, resulting in liquidity risk, price volatility, greater market execution risk, and valuation risk; (ii) the risk of currency fluctuations, currency non-convertibility,
currency revaluations and other currency exchange rate fluctuations or blockage; (iii) the risk of intervention by the Chinese government in the Chinese securities markets; (iv) the risk of nationalization or expropriation of assets; (v) the risk that the Chinese government may decide not to continue to support economic reform programs; (vi) the risk of limitations on the use of brokers; (vii) the risk of interest rate fluctuations and higher rates of inflation; (viii) the risk that the U.S. government or other governments may sanction Chinese issuers or otherwise prohibit U.S. persons (such as the Fund) from investing in certain Chinese issuers; and (ix) the risk of market volatility caused by any potential regional or territorial conflicts, including military conflicts, or natural or other disasters. Recent developments in relations between the United States and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. It is unclear whether further tariffs and sanctions may be imposed or other escalating actions may be taken in the future, which could negatively impact the Fund. In addition, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity and strained international relations, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund may invest. As a result of different legal standards, the Fund faces the risk of being unable to enforce its rights with respect to holdings in Chinese securities and the information about the Chinese securities in which the Fund may invest may be less reliable or complete. Chinese companies with securities listed on U.S. exchanges may be delisted if they do not meet U.S. accounting standards and auditor oversight requirements, which could significantly decrease the liquidity and value of the securities.
Technology Sector.
Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated.
Financial Sector.
Financial services companies are subject to extensive governmental regulation that may limit the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability of such companies is generally dependent on the availability and cost of capital, and it can fluctuate as a result of increased competition or changing interest rates. In addition, events in the financial sector over the past several years have resulted in reduced liquidity in credit and a high degree of volatility in the financial markets. This situation has negatively affected many financial services companies, such as by causing such companies’ values to decline.
Currency Risk.
Private Market Assets may include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Private Market Assets are denominated against the U.S. dollar may result in a decrease in the Fund’s NAV. The Advisers will not elect to hedge the value of investments made by the Fund against currency fluctuations. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.
Non-U.S.
Risk.
Certain Private Market Assets may include assets outside of the United States.
Non-U.S.
securities or instruments involve certain factors not typically associated with investing in U.S. securities or instruments, including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various
non-U.S.
currencies in which the Fund’s
non-U.S.
investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between the U.S. and
non-U.S.
securities markets, including higher rates of inflation, higher transaction costs and potential price volatility in, and relative illiquidity of, some
non-U.S.
securities markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less governmental supervision and regulation in some countries; (v) certain economic, social and political risks, including potential exchange control regulations and restrictions on
non-U.S.
investment and repatriation of capital, the risks of political, economic or social instability, including the risk of sovereign defaults, and the possibility of expropriation or confiscatory taxation and adverse economic and political development; (vi) the possible imposition of
non-U.S.
taxes on income and gains recognized with respect to such securities or instruments; (vii) differing, and potentially less well developed or well-tested laws regarding creditor’s rights (including the rights of secured parties), corporate governance, fiduciary duties and the protection of investors; (viii) difficulty in enforcing contractual obligations; (ix) differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (x) reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms; (xi) political hostility to investments by foreign or private investment fund investors; and (xii) less publicly available information.
Additionally, certain Private Market Assets may include or invest in foreign portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied regarding the Private Market Assets may be incomplete, inaccurate and/or significantly delayed. The Fund and the Investment Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the NAV of the Fund.
The Fund’s Private Market Assets could be negatively impacted by the current hostilities in Eastern Europe, including direct and indirect effects on their operations and financial condition. In the event these hostilities escalate, the impact could more significant. Certain of the Private Market Assets in which the Fund may invest may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. In particular, as a result of recent events involving Ukraine and Russia, the United States and other countries have imposed economic sanctions on Russian sovereign debt and on certain Russian individuals, financial institutions, and others. Sanctions could result in Russia taking counter measures or retaliatory actions which may further impair the value and liquidity of Russian securities. These sanctions could also impair the Fund’s ability to meet its investment objective. For example, the Fund may be prohibited from investing in securities issued by companies subject to such sanctions. In addition, the sanctions may require the Fund to freeze its existing investments in companies operating in or having dealings with sanctioned countries, prohibiting the Fund from selling or otherwise transacting in these investments. This could impact the Fund’s ability to sell securities or other financial instruments as needed to meet shareholder redemptions. The Fund could seek to suspend redemptions in the event that an emergency exists in which it is not reasonably practicable for the Fund to dispose of its securities or to determine the value of its net assets.
Illiquidity of Private Market Assets.
There is no regular market for interest in Private Market Assets, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the applicable Investment Manager or portfolio company and could occur at a discount to the stated NAV. If the Advisers determine to cause the Fund to sell its interests in a Venture and Growth Asset, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time.
Investments in
Non-Voting
Stock; Inability to Vote.
Under certain circumstances, the Fund may hold its interests in the Private Market Assets in non-voting
form or limit its voting rights to a certain percentage. In such cases, where only voting securities are available for purchase, the Fund will generally seek to create by contract the same result as owning a non-voting
security by agreeing to relinquish or limit the right to vote in respect of its investment. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. To the extent that the Fund contractually foregoes the right to vote the relevant securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on a Private Market Assets could be diminished, which may consequently adversely affect the Fund and its Shareholders.
Nature of Portfolio Companies.
The Private Market Assets include direct and indirect investments in various companies, ventures and businesses. This may include portfolio companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund’s investments may also include portfolio companies that are in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such portfolio companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such portfolio companies.
High Yield Securities and Distressed Securities
. Our Private Market Assets may include investments in fixed income securities rated investment grade or non-investment
grade (commonly referred to as high yield securities or “junk bonds”) and may include investments in unrated fixed income securities.
Non-investment
grade securities are fixed income securities rated below Baa by Moody’s Investors Service, Inc. (“Moody’s”) or below BBB by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or if unrated considered by an Investment Manager to be equivalent quality.
Non-investment
grade debt securities in the lowest rating categories or unrated debt securities determined to be of comparable quality may involve a substantial risk of default or may be in default. Private Market Assets in non-investment
grade securities expose it to a substantial degree of credit risk.
Non-
investment grade securities may be issued by companies that are restructuring, are smaller and less creditworthy or are more highly indebted than other companies, and therefore they may have more difficulty making scheduled payments of principal and interest.
Non-
investment grade securities are subject to greater risk of loss of income and principal than higher rated securities and may be considered speculative.
Non-investment
grade securities may experience reduced liquidity, and sudden and substantial decreases in price. An economic downturn affecting an issuer of non-investment
grade debt securities may result in an increased incidence of default. In the event of a default, an Investment Fund or the Fund may incur additional expenses to seek recovery. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Certain Private Market Assets may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. The characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. These securities may also present a substantial risk of default. An Investment Fund’s or the Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund or the Fund may invest may be non-investment
grade (commonly referred to as junk bonds), which may result in the Investment Fund or the Fund experiencing greater risks than it would if investing in higher rated instruments.
Primary Direct Investments
. The market for Primary Direct Investments may be very limited and competitive, and the Primary Direct Investments to which the Fund wishes to allocate capital may not be available at any given time. Primary Direct Investments may be heavily negotiated and may create additional transaction costs for the Fund. Primary Direct Investments are more concentrated than investments in Investment Funds, which hold multiple portfolio companies.
LIBOR Risk.
The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as certain London Interbank Offer Rates (collectively, “LIBOR”), Euro Interbank Offered Rate and other similar types of reference rates (each, a “Reference Rate”). Certain LIBORs were generally phased out by the end of 2021, and some regulated entities have ceased to enter into new LIBOR-based contracts beginning January 1, 2022. There remains uncertainty regarding the future use of LIBOR, and the nature of any replacement rate. The potential effect of a transition away from LIBOR on the Fund or the LIBOR-based instruments in which the Fund invests cannot yet be determined, and it is not possible to completely identify or predict any establishment of alternative Reference Rates or any other reforms to Reference Rates that may be enacted in the UK or elsewhere.
The termination of certain Reference Rates presents risks to the Fund. The elimination of a Reference Rate or any other changes or reforms to the determination or supervision of Reference Rates could have an adverse impact on the market for or value of any securities or payments linked to those Reference Rates and other financial obligations held by the Fund or on its overall financial condition or results of operations. In addition, any substitute Reference Rate and any pricing adjustments imposed by a regulator or by counterparties or otherwise may adversely affect the Fund’s performance and/or NAV. The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition process may also result in a reduction in the value of certain instruments held by the Fund or reduce the effectiveness of related Fund transactions. While some instruments in which the Fund invests may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments in which the Fund invests may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Any potential effects of the transition away from LIBOR on the Fund or on financial instruments in which the Fund invests, as well as other unforeseen effects, could result in losses to the Fund.
The risks set out above are heightened with respect to investments in LIBOR-based products that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published.

Other important factors include the pace of the transition, the specific terms of alternative Reference Rates accepted in the market, the depth of the market for investments based on alternative reference rates, and the Advisers’ ability to develop appropriate investment and compliance systems capable of addressing alternative Reference Rates.
Force Majeure Risk
.
 Issuers may be affected by force majeure events (
i.e.
, events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a party (including an issuer or a counterparty to the Fund or an issuer) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to an issuer or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more issuers or its assets, could result in a loss to the Fund, including if its investment in such issuer is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.
Principal Risks Related to Private Market Assets
Valuation of the Fund’s Interests in Investment Funds.
The valuation of the Fund’s investments in Investment Funds is ordinarily determined based upon valuations provided by the Investment Managers on a quarterly basis. Although such valuations are provided on a quarterly basis, the Fund provides valuations, and issues Shares, on a monthly basis. A large percentage of the securities in which the Fund invests do not have a readily ascertainable market price and are fair valued by the Investment Manager. In this regard, an Investment Manager may face a conflict of interest in valuing the securities, as their value may affect the Investment Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Investment Manager, the accuracy of the valuations provided by the Investment Managers, that the Investment Managers will comply with their own internal policies or procedures for keeping records or making valuations, or that the Investment Managers’ policies and procedures and systems will not change without notice to the Fund. As a result, an Investment Manager’s valuation of the securities may fail to match the amount ultimately realized with respect to the disposition of such securities.
An Investment Manager’s information could also be inaccurate due to fraudulent activity, mis-valuation
or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.
Valuations Subject to Adjustment.
The Fund determines its
month-end
NAV based upon the quarterly valuations reported by the Investment Managers, which may not reflect market or other events occurring subsequent to the quarter-end.
The Fund fair values its holdings in Investment Funds to reflect such events, consistent with its valuation policies; however, there is no guarantee the Fund will correctly fair value such investments. Additionally, the valuations reported by Investment Managers may be subject to later adjustment or revision. For example, fiscal year-end
NAV calculations of the Investment Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the NAV of the Fund, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to the NAV of an Investment Fund adversely affect the Fund’s NAV, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV higher than the adjusted amount. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV lower than the adjusted amount. The same principles apply to the purchase of Shares. New Shareholders may be affected in a similar way.
Termination of the Fund’s Interest in an Investment Fund.
An Investment Fund may, among other things, terminate the Fund’s interest in that Investment Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Investment Fund or if the continued participation of the Fund in the Investment Fund would have a material adverse effect on the Investment Fund or its assets. The Fund’s over-commitment strategy may increase the risk that the Fund is unable to satisfy a capital call from an Investment Fund.
General Risks of Secondary Investments.
The overall performance of the Fund’s Secondary Investments will depend in part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. There is a risk that investors exiting a Direct Investment or an Investment Fund through a secondary transaction may possess superior knowledge regarding the value of their investment, and the Fund may pay more for a secondary investment than it would have if it were also privy to such information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to carve out from such purchases those investments that the Advisers consider (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires a secondary Investment Fund, the Fund will generally not have the ability to modify or amend such secondary Investment Fund’s constituent documents (
e.g.
, limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.
Where the Fund acquires a secondary Investment Fund, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the relevant secondary Investment Fund and, subsequently, that secondary Investment Fund recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such secondary Investment Fund. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the secondary Investment Fund, there can be no assurance that the Fund would have such right or prevail in any such claim.
The Fund may acquire Secondary Investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks including, among other things: (i) counterparty risk, (ii) reputation risk, (iii) breach of confidentiality by a syndicate member, and (iv) execution risk.
Additionally, the Fund may acquire interests in Secondary Investments through structured transactions such as collateralized fund obligations (“CFOs”) or similar investment vehicles that own existing secondaries and direct investments. These structures may impose additional administrative costs that the Fund would not have incurred had it invested in Secondary Investments directly. Secondary Investments held inside of a CFO may be subject to the risks and benefits of leverage at the CFO level. If the Fund acquires interests in a secondary Investment Fund through a CFO, the Fund may be limited in its ability to enforce its rights against such secondary Investment Fund.

Commitment Strategy
. The Fund may maintain a sizeable cash position in anticipation of funding capital calls. The Fund will be required to make incremental contributions pursuant to capital calls issued from time to time by Investment Funds. The overall impact on performance due to holding a portion of the investment portfolio in cash or cash equivalents could be negative.
The Fund will employ an “over-commitment” strategy, which could result in an insufficient cash supply to fund unfunded commitments to Investment Funds. Such a short fall would have negative impacts on the Fund, including an adverse impact on the Fund’s ability to pay for repurchases of Shares tendered by Shareholders, pay distributions or to meet expenses generally. Moreover, if the Fund defaults on its unfunded commitments or fails to satisfy capital calls in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Investment Fund. Any failure by the Fund to make timely capital contributions in respect of its unfunded commitments may (i) impair the ability of the Fund to pursue its investment program, (ii) force the Fund to borrow, indirectly cause the Fund, and, indirectly, the Shareholders to be subject to certain penalties from the Investment Funds (including the complete forfeiture of the Fund’s investment in an Investment Fund), or (iv) otherwise impair the value of the Fund’s investments (including the devaluation of the Fund).
Allocation Risk.
StepStone advises clients and sponsors, administers, manages and/or advises traditional and non-traditional
investment funds and investment programs, accounts and businesses (collectively, together with any new or successor funds, programs, accounts or businesses, the “Related Investment Accounts”). Certain Related Investment Accounts may have investment objectives and/or utilize investment strategies that are similar or comparable to those of the Fund (the “Related Funds”). As a result, certain investments may be appropriate for the Fund and also for other Related Investment Accounts.
Decisions as to the allocation of investment opportunities among the Fund and other Related Investment Accounts present numerous inherent conflicts of interest, particularly where an investment opportunity has limited availability. In order to address these conflicts of interest, the
Sub-Adviser
adopted allocation policies and procedures that were designed to require that all investment allocation decisions made by the investment team are being made fairly and equitably among Related Investment Accounts over time.
Subject to applicable law, StepStone will allocate opportunities among the Fund and the Related Investment Accounts in its sole discretion. The
Sub-Adviser
will determine such allocations among its Related Investment Accounts in its sole discretion in accordance with their respective guidelines and based on such factors and considerations as it deems appropriate. Subject to the foregoing and the paragraph below, available capacity with respect to each investment opportunity generally will be allocated among the various Related Investment Accounts for which the investment has been approved pro rata.
The 1940 Act imposes significant limits on
co-investments
with affiliates of the Fund. The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest
alongside its affiliates in privately negotiated investments. However, the SEC exemptive order contains certain conditions that limit or restrict the Fund’s ability to participate in such transactions, including, without limitation, where StepStone advised funds have an existing investment in the operating company or Investment Fund. Additionally, third parties, such as the Investment Managers of Primary Investment Funds, may not prioritize an allocation to the Fund when faced with a more established pool of capital also competing for allocation. Ultimately, an inability to receive the desired allocation to certain Private Market Assets could represent a risk to the Fund’s ability to achieve the desired investment returns. See “Investment Program — StepStone Allocation Policy.”

Non-Diversified
Status
. The Fund is a
“non-diversified”
investment company for purposes of the 1940 Act, which means that it is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. The Fund’s NAV may therefore be subject to greater volatility than that of an investment company that is subject to such a limitation on diversification. In addition, while the Fund is a
“non-diversified”
fund for purposes of the 1940 Act, the Fund intends to maintain its qualification to be treated as a RIC under the Code. To qualify as a RIC under the Code, the Fund must, among other things, diversify its holdings so that, at the end of each quarter of each taxable year, (A) at least 50% of the market value of the Fund’s assets is represented by cash, cash items, U.S. government securities, securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer and (B) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (1) any one issuer, (2) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses, or (3) any one or more “qualified publicly traded partnerships.” As such, the Advisers typically endeavor to limit the Fund’s investments in any one Investment Fund to no more than 25% of the Fund’s gross assets (measured at the time of purchase).
“J-Curve”
Performance Risk.
Investment Funds typically exhibit
“J-curve”
performance, such that an Investment Fund’s NAV typically declines moderately or flattens during the early portion of the Investment Fund’s lifecycle as investment-related fees and expenses accrue prior to the realization of investment gains. As the Investment Fund matures and as assets are sold, the Advisers believe that the pattern typically reverses with increasing NAV and distributions. There can be no assurance, however, that any or all of the Investment Funds in which the Fund invests will exhibit this pattern of investment returns.
Incentive Fee Risk.
Any Incentive Fee payable by the Fund that relates to an increase in value of the Fund’s investments may be computed and paid on gain or income that is unrealized. If a Fund investment decreases in value, it is possible that the unrealized gain previously included in the calculation of the Incentive Fee will never become realized. The Advisers are not obligated to reimburse the Fund for any part of the Incentive Fee it received that was based on unrealized gain never realized as a result of a sale or other disposition of an asset at a lower valuation in the future, and such circumstances would result in the Fund paying an Incentive Fee on income or gain the Fund never received.
In addition, the Incentive Fee payable by the Fund to the Advisers may create an incentive for the Advisers to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement.
LIMITS OF RISK DISCLOSURES
The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund as the above discussion does not address unknown risks that may be material to the Fund. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND
General
The Fund’s Board of Trustees provides broad oversight over the operations and affairs of the Fund. A majority of the Fund’s Board of Trustees is comprised of persons who are independent trustees. StepStone Private Wealth serves as the Fund’s Adviser, and StepStone serves as the Fund’s
Sub-Adviser.
The Adviser, StepStone Private Wealth, is an investment platform designed to expand access to the private markets for high net worth investors. SPW intends to create innovative solutions for investors by focusing on convenience, efficiency and transparency. StepStone Private’s mission is to convert the private market advantages enjoyed by institutional investors into opportunities for individual investors. SPW is registered as an investment adviser under the Investment Advisers Act of 1940. SPW, established in 2019, is based in Charlotte,
North
Carolina. Please see SPW’s website at www.stepstonepw.com for the most up-to-date
information.
StepStone is a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. StepStone’s clients include some of the world’s largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients. StepStone partners with its clients to develop and build portfolios designed to meet their specific objectives across all forms of private equity, private infrastructure, private real estate and private debt. As of March 31, 2024, StepStone oversaw $659 billion of “private markets allocations,”
4
including $149 billion of assets under management.
StepStone Group Inc. is listed and trades on the Nasdaq Global Select Market under the trading symbol STEP. StepStone Group Inc. is the sole managing member of StepStone Group Holdings LLC, which in turn is the general partner of StepStone. Please see StepStone’s website at www.stepstonegroup.com for the most up-to-date
information. StepStone advises and/or manages accounts other than that of the Fund, which may give rise to certain conflicts of interest. In addition, StepStone wholly owns SPW. See “Conflicts of Interest.”
Under the terms of the Advisory Agreement, the Adviser is responsible for the overall management of the Fund’s activities. The Adviser is responsible for formulating and updating (as needed) the overall investment strategy of the Fund. The Adviser is also responsible for the structuring and distribution functions for the Fund. In addition, the Adviser is responsible for the operational and governance aspects of the Fund, including the selection and management of the Fund’s service providers and the management of the Fund’s tender offers and distributions and dividend reinvestment plan. The Adviser is also responsible for the Fund’s SEC and other regulatory reporting obligations. The Adviser is subject to the ultimate supervision of, and any policies established by, the Board of Trustees.
The Adviser has entered into a
Sub-Advisory
Agreement with the
Sub-Adviser.
The
Sub-Adviser
is responsible for the
day-to-day
management of the Fund’s assets. The
Sub-Adviser
provides ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio subject to the overall supervision of the Adviser and the Fund’s officers and Board of Trustees.

4	“Private markets allocations” means the total amount of assets under management and assets under advisement.

A description of the factors considered by the Fund’s Board of Trustees in approving the Advisory Agreement and the
Sub-Advisory
Agreement is available in the Fund’s annual report on Form
N-CSR
for the period ended March 31, 2024.
Management Team
The personnel of the Advisers principally responsible for management of the Fund are experienced and educated investment professionals with a long performance record in private market investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of private market investments globally and maintain a strong network within the private markets investment community as a result of their prior and ongoing experience. The Advisers believe that, as a result of these relationships, the Fund should have access to a large number of Venture and Growth Assets from which to select.
StepStone Private Wealth Team
Bob Long
Bob Long is the Chief Executive Officer of StepStone Private Wealth. Mr. Long has three decades of experience in the private markets and has served as the CEO of two publicly traded companies focused on expanding access for high net worth investors. He was a founding Director of the Defined Contribution Alternatives Association and chairs its Public Policy Committee.
Mr. Long has served as the CEO of a Nasdaq-listed business development company managed by Oak Hill Advisors, a leading global credit investment firm. He was the co-founder
and CEO of Conversus Capital, and along with Mr. Smith, led the $2 billion IPO of this innovative permanent capital vehicle that was the largest publicly traded fund of private equity funds. Mr. Long also ran Bank of America’s $7 billion AUM Strategic Capital Division, which held investments in over 1,000 private market funds and direct investments.
Early in his career, Mr. Long served as the lead
in-house
counsel for a large portion of Bank of America’s Investment Banking Division and worked as a securities lawyer for a major law firm. He graduated from
UNC-Chapel
Hill and the University of Virginia School of Law.
A frequent commentator on private market topics, Mr. Long was named one of 50 Game Changers by Private Equity International, has been profiled in the Wall Street Journal, and guest hosted CNBC Squawk Box Europe on numerous occasions. He currently serves on the Gift of Adoption Strategic Advisory Council and previously served on the board of the Children’s Home Society of North Carolina.
Tom Sittema
Tom Sittema is the Executive Chairman of StepStone Private Wealth. In his four decades of capital markets experience, Mr. Sittema has served as the CEO of an industry-leading private markets asset manager and the Chairman of the Board of numerous publicly registered funds designed for individual investors. He serves on the Board of the Institute for Portfolio Alternatives, a private markets industry group, and during his term as Chairman, led several of its strategic initiatives.

Mr. Sittema served as the CEO of CNL Financial Group, a $10 billion asset manager providing access for individual investors to the private markets where he recruited Mr. Menard. Mr. Sittema held a variety of leadership roles at Bank of America Merrill Lynch / Bank of America over a
27-year
career, including the U.S. Head of Real Estate Investment Trusts and Lodging Investment Banking, and worked closely with Mr. Long for over 10 years.
Mr. Sittema graduated from Dordt College and Indiana University Kelley School of Business. He serves as Board Chair of Advent Health’s Consumer Innovation Advisory Board and is the
co-founder
and board chair of LIFT Orlando, an organization established to break the cycle of generational concentrated poverty in a community in Central Florida. Mr. Sittema is Director of the Florida Council of 100 and has received numerous economic development and civic awards, including Central Florida Social Entrepreneur of the Year.
Neil Menard
Neil Menard is the President of Distribution for StepStone Private Wealth. Mr. Menard is a seasoned distribution leader with over 30 years of experience in the financial services industry. Over his career, he has built a broad and deep network within the financial advisor and broker dealer communities. He has led sales teams distributing billions of dollars of private market assets to hundreds of advisory firms, including the largest players in several verticals.
Mr. Menard recently served as the President of CNL Securities Corporation and CNL Capital Markets where he oversaw the capital raising efforts of the firm then led by Mr. Sittema. Previously, he served as senior vice president of Franklin Square Capital Partners, where he was responsible for creating a new business unit to sell business development companies to registered investment advisors (RIAs), strategically setting a vision for the products and executing that vision in the marketplace. Additionally, he sat on the firm’s management committee where he led the firm’s initiatives in building relationships, as well as creating its RIA team and growing market share in the RIA space.
Mr. Menard spent nine years at Steben & Company Inc., a leading provider of managed futures to independent broker-dealers and RIAs. He was responsible for the day to day operation of the firm, and he was the head of distribution.
Mr. Menard has served on the board of the Institute for Portfolio Alternatives, a private markets industry group. He is on the board of the Florida Hospital Cardiovascular Institute and graduated from Colby College.
Tim Smith
Tim Smith is the Chief Operating Officer and Chief Financial Officer of StepStone Private Wealth. Mr. Smith brings over 30 years of operational experience working in private equity, private markets distribution and asset management businesses. During that time, he has served as the CFO and CEO of two publicly traded companies.
Mr. Smith
co-founded
Carolon Capital UK Limited, a U.K. based distribution firm focusing on long-only strategies for asset managers. He also co-founded
Carolon Investment Funds headquartered in Dublin, Ireland to assist asset managers with fund structuring and regulatory oversight.
Mr. Smith worked with Mr. Long to launch Conversus Capital and was the CFO of the publicly traded entity. Mr. Smith led all facets of Conversus’ operations, finance, treasury and investor relations activities and led the sale of Conversus’ $2 billion portfolio in 2012.

Mr. Smith is a Certified Public Accountant, has an undergraduate degree from the University of Virginia and a graduate degree from the University of Richmond. Mr. Smith is active with the Loaves and Fishes Food Pantry and serves on the board of the Emergency Medical Center at the University of Virginia.
Kimberly Zeitvogel
Ms. Zeitvogel is a member of StepStone Private Wealth.
Prior to joining StepStone, Ms. Zeitvogel spent 12 years at Chapter IV Investors, LLC, an investment adviser that managed a privately held hedge fund with $300 million of assets under management, where she was CFO and CCO. Prior to joining Chapter IV, Ms. Zeitvogel was the CFO of a structured finance firm focused on the acquisition, securitization and value enhancement of distressed debt. Previously, she worked for Wachovia Securities in Investment Banking Finance supporting various business units, including private equity, mergers & acquisitions, leveraged capital and fund investing. Ms. Zeitvogel began her professional career in public accounting at Arthur Andersen, LLP.
Ms. Zeitvogel has her BS from Appalachian State University and is a Certified Public Accountant. Ms. Zeitvogel also serves on the board of RunningWorks and is on the steering committee for the Charlotte Chapter of CFO Leadership Council.
Dean Caruvana
Dean Caruvana serves as General Counsel of StepStone Private Wealth and Associate General Counsel of StepStone, where he is responsible for legal matters for StepStone Private Wealth and its investment products, with a focus on securities law and corporate governance matters.
Prior to joining StepStone Private Wealth, Mr. Caruvana was Principal at Blue Owl Capital, where he was responsible for legal oversight of the firm’s business development companies (“BDCs”). Mr. Caruvana previously was Vice President at BlackRock, Inc., where he focused on U.S. registered products including open-end
funds,
closed-end
funds, exchange-traded funds and BDCs. Mr. Caruvana began his career an associate in the Asset Management group at Willkie Farr & Gallagher LLP.
Mr. Caruvana received a B.S. in Accounting and Finance and a M.S. in Accounting from Wagner College and a J.D. from Cornell Law School.
StepStone Team
As portfolio manager, Brian Borton has primary responsibility for ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio.
Brian Borton
Brian Borton is a member of StepStone’s private equity team, focusing on venture capital and growth equity investments. Prior to joining StepStone in 2012, Mr. Borton was an investment banking associate at Focus Strategies, where he advised middle market clients on mergers and acquisitions, recapitalizations, private placements, and corporate strategy. Previously, he was a member of the equity research associate program at Brandes Investment Partners, a leading investment advisory firm managing $30 billion of global equity portfolios for institutional and high net worth clients.

Mr. Borton graduated with a BBA in finance from the University of Texas at Austin and is a CFA charterholder.
The SAI provides additional information about the portfolio manager’s compensation, other managed accounts and ownership of Shares in the Fund.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of the date of this Prospectus, there were no Shareholders that held greater than 25% of the voting securities of the Fund.
Administrator
StepStone Private Wealth serves as the Fund’s Administrator under an Administration Agreement with the Fund, and performs certain administrative, accounting and other services for the Fund. In consideration of these administrative services, the Fund pays the Administrator the Administration Fee in an amount up to 0.23% on an annualized basis of the Fund’s net assets. The Administration Fee is calculated based on the Fund’s month-end
net asset value and payable monthly in arrears. The Administration Fee is an expense paid out of the Fund’s net assets. The Administrator’s principal business address is 128 S Tryon St., Suite 1600, Charlotte, NC 28202. The Administrator may delegate or sub-contract
certain of its services to other entities, including a
sub-administrator,
and has done so as described below.
Sub-Administrator
UMB Fund Services, Inc. serves as the Fund’s
Sub-Administrator
to provide certain
sub-administration
and
sub-accounting
services for the Fund. In consideration of the
sub-administrative
services and
sub-accounting
services provided by the
Sub-Administrator
to the Fund, the Administrator pays the
Sub-Administration
Fee to the
Sub-Administrator
from the proceeds of the Administration Fee in an amount up to 0.08% on an annualized basis of the Fund’s net assets, subject to a minimum annual fee. The
Sub-Administration
Fee is calculated based on the Fund’s
month-end
net asset value and payable monthly in arrears. The
Sub-Administrator’s
principal business address is 235 West Galena Street, Milwaukee, Wisconsin 53212.
Custodian and Transfer Agent
UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Fund’s assets. The Custodian’s principal business address is 928 Grand Blvd., 5th Floor, Kansas City, Missouri 64106.
UMB Fund Services, Inc. (the “Transfer Agent”) serves as transfer agent with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of, Shares. The Transfer Agent’s principal business address is 235 West Galena Street, Milwaukee, Wisconsin 53212.
FUND EXPENSES

The Advisers bear all of their own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses related to its investment program. The Administrator provides or arranges for certain administrative services to be provided to the Fund, among those services are: providing office space, adequate personnel, and communications and other facilities necessary for administration of the Fund, performing certain administrative functions to support the Fund and its service providers, supporting the Fund’s Board and providing it with information, providing accounting and legal services in support of the Fund, compliance testing services, analyzing the value of the Fund’s assets, and reviewing and arranging for payment of the Fund’s expenses and other support services. Such administrative services are included in the Administration Fee. In addition to the services above, the Administrator is responsible for overseeing the
Sub-Administrator.
Expenses borne by the Fund (and thus indirectly by Shareholders) include:

•
all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments in the underlying assets, including any fees and expenses charged by the Investment Managers (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to due diligence of portfolio transactions for the Fund such as direct and indirect expenses associated with the Fund’s investments (whether or not consummated), and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on
non-U.S.
dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•
attorneys’ fees and disbursements associated with preparing and updating the Fund’s registration statement and other regulatory filings, and with reviewing potential investments to be made and executing the Fund’s investments;

•
attorneys’ fees and disbursements associated with preparing and filing exemptive applications with the SEC in respect of certain co-investment
transactions and the ability of offer multiple classes of shares;

•
fees and disbursements of all accountants or auditors engaged by the Fund, expenses related to the annual audit of the Fund, expenses related to the unaudited financial statements of the Fund and expenses related to the preparation, review, approval and filing of the Fund’s tax information;

•	recordkeeping, custody and transfer agency fees and expenses;

•	the costs of errors and omissions/Trustees’ and officers’ liability insurance and a fidelity bond;

•	the Management Fee and the Administration Fee;

•	the Incentive Fee;

•	fees paid to third-party consultants or service providers relating to the Fund’s establishment or operations and fees paid to third-party providers for due diligence and valuation services;

•	the costs of preparing and mailing reports and other communications, including proxy, repurchase offer correspondence, annual reports or similar materials, to Shareholders;

•
fees of Trustees who are not “interested persons” and travel and administrative expenses of Trustees who are not “interested persons” relating to meetings of the Board of Trustees and committees thereof;

•
costs and charges related to electronic or other platforms through which investors may access, complete and submit subscription and other fund documents or otherwise facilitate activity with respect to their investment in the Fund;

•
costs and charges related to purchasing, holding, selling or trading cryptocurrencies, digital assets or other investments or instruments which utilize blockchain or related distributed ledger technology, including but not limited to costs associated with specialized software and hardware solutions, additional custodial and settlement expenses and additional professional services as required from time to time;

•
costs of administrative,
sub-accounting,
recordkeeping or investor related services charged by financial intermediaries in conjunction with processing through the National Securities Clearing Corporation’s Fund/SERV and Networking or similar systems;

•	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund;

•	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents; and

•
other expenses not explicitly borne by the Adviser or Administrator associated with the investment operations of the Fund; and all reasonable costs and expenses incurred in connection with the formation and organization of, and offering and sale of Shares in, the Fund, as determined by the Adviser, including all out-of-pocket
legal, accounting, registration and filing fees and expenses will be borne by the Fund. The Fund will also bear certain administrative costs.

The Adviser and Administrator will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.
Expense Limitation Agreement
The Adviser has entered into an Expense Limitation and Reimbursement Agreement with the Fund through September 30, 2024, referred to as the Limitation Period. The Adviser may extend the Limitation Period for a period of one year on an annual basis. The Expense Limitation and Reimbursement Agreement limits the Specified Expenses borne by the Fund in respect of each Class of Shares during the Limitation Period to an amount not to exceed 0.50% for Class I Shares and 1.00% for Class D, S, and T Shares, on an annualized basis, of the Fund’s month-end
net assets.
Specified Expenses include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Management Fee; (ii) all fees and expenses of Private Market Assets and other investments in which the Fund invests (including the Acquired Fund Fees and Expenses); (iii) the Incentive Fee; (iv) transactional costs, including legal costs and brokerage commissions, associated with the acquisition and disposition of Private Market Assets and other investments; (v) interest payments incurred on borrowing by the Fund; (vi) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (vii) shareholder servicing fees, as applicable; (viii) taxes; and (ix) extraordinary expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for all annual and other meetings of Shareholders.
If the Fund’s aggregate monthly ordinary operating expenses, exclusive of the Specified Expenses, in respect of any Class of Shares for any month exceed the Expense Cap applicable to that Class of Shares, the Adviser will waive its Management Fee, Incentive Fee and/or reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may also directly pay expenses on behalf of the Fund and waive reimbursement under the Expense Limitation and Reimbursement Agreement. To the extent that the Adviser waives its Management Fee and/or Incentive Fee, reimburses expenses to the Fund or pays expenses directly on behalf of the Fund, it is permitted to recoup from the Fund any such amounts for a period not to exceed three years from the month in which such fees and expenses were waived, reimbursed or paid, even if such recoupment occurs after the termination of the Limitation Period. However, the Adviser may only recoup the waived fees, reimbursed expenses or directly paid expenses in respect of the applicable Class of Shares if the ordinary operating expenses have fallen to a level below the Expense Cap and the recouped amount does not raise the level of ordinary operating expenses in respect of a Class of Shares in the month of recoupment to a level that exceeds any Expense Cap applicable at that time.
Expenses of Fund Investments
The Fund’s investments bear various expenses in connection with their operations similar to those incurred by the Fund. Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Fund’s investments. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the private assets, the Fund will bear its proportionate share of their expenses and fees and will also be subject to incentive fees to the Investment Managers.
Organizational and Offering Costs
The initial operating expenses for a new fund, including
start-up
costs, which may be significant, may be higher than the expenses of an established fund. The Fund is expected to incur organizational and offering expenses of approximately $300,000 in connection with the initial offering of Shares.
Organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are expensed as incurred by the Fund and will be paid by the Adviser on behalf of the Fund.
The Fund’s initial offering costs include, among other things, legal, printing and other expenses pertaining to this offering. Any offering costs paid by the Adviser on behalf of the Fund will be recorded as a payable for offering costs in the Statement of Assets and Liabilities and accounted for as a deferred charge until commencement of operations. Thereafter, these initial offering costs will be amortized over twelve months on a straight-line basis. Ongoing offering costs will be expensed as incurred.

All organizational and offering costs of the Fund paid by the Adviser shall be subject to recoupment by the Adviser.
MANAGEMENT FEE
In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays an annual Management Fee of 1.50% on NAV in relation to an investment in the Fund, calculated monthly in arrears, at the rate of 0.1250% per month of the value of the Fund’s month-end
net assets. The Management Fee is an expense paid out of the Fund’s assets. The Management Fee is computed based on the value of the net assets of the Fund as of the close of business on the last business day of each month (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month) and is due and payable in arrears within three business days of the determination of the Fund’s net assets but no later than 25 business days after the end of the month.
The Adviser pays 50% of the Management Fee proceeds to the
Sub-Adviser
on a monthly basis.
INCENTIVE FEE
At the end of each calendar month, the Advisers are entitled to accrue an incentive fee (the “Incentive Fee”) in an amount equal to 15% of the excess, if any, of (i) the Net Profits of the Fund for the relevant month over (ii) the then balance, if any, of the Loss Recovery Account. The Incentive Fee is incorporated in the Fund’s monthly NAV and paid annually at the end of the calendar year to the Advisers.
For the purposes of the Incentive Fee, “Net Profits” means the amount by which the NAV of the Fund on the last day of the relevant month exceeds the NAV of the Fund as of the beginning of the same month, including any net change in unrealized appreciation or depreciation of investments, realized income and gains or losses, expenses (including offering and organizational expenses) and excluding contributions and repurchases. The Fund maintains a Loss Recovery Account which had an initial balance of zero and is (A) increased upon the close of each calendar month by the amount of the net losses of the Fund for the month, and (B) decreased (but not below zero) upon the close of each calendar month by the amount of the Net Profits of the Fund for the month. A Loss Recovery Account that takes into account the Fund’s performance since inception is also referred to as a life-to-date
high-water mark. Shareholders benefit from the Loss Recovery Account in proportion to their holdings.
Any Incentive Fee payable by the Fund that relates to an increase in the value of Fund investments is based, in part, on unrealized appreciation, which could result in the Fund paying an Incentive Fee even if the value of the underlying investment decreases and the gain is never realized.
The Adviser pays 60% of the Incentive Fee proceeds to the
Sub-Adviser
each year.
CALCULATION OF NET ASSET VALUE
The Fund calculates its NAV as of the close of business on the last business day of each calendar month, each date that Shares are offered or repurchased, as of the date of any distribution and at such other times as the Board shall determine (each, a “Determination Date”). In determining the Fund’s NAV, the Adviser values its investments as of the relevant Determination Date. The NAV of the Fund equals, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, each determined as of the relevant Determination Date.

The Class T Shares’ NAV plus the Class S Shares’ NAV plus the Class D Shares’ NAV plus the Class I Shares’ NAV equals the total value of the net assets of the Fund. The different share NAVs are calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per share NAV of the classes will vary over time.
The Board has designated the Adviser as the Fund’s valuation designee for purposes of Rule
2a-5
under the 1940 Act. The Board has approved valuation procedures for the Fund and the Adviser (the “Valuation Procedures”).
The Valuation Procedures provide that the Fund will value its investments at fair value at each Determination Date. In the case of Direct Investments, the valuation is assessed on a monthly basis and will take into account the following factors in determining the fair value: latest round of financing, company operating performance, market-based performance multiples, potential merger and acquisition activity and any other material information that may impact investment fair value. With respect to Investment Funds, the valuation is assessed on a monthly basis and will ordinarily be the most recent capital account value of the Fund’s interest in such investments as provided by the relevant Investment Manager; provided that such values will be adjusted for any other relevant information available at such time, including capital activity and material events occurring between the reference dates of the Investment Manager’s valuations and the relevant Determination Date.
A meaningful input in the Fund’s Valuation Procedures will be the valuations provided by the Investment Managers. The valuation of the Fund’s investments is performed in accordance with Topic 820 —
Fair Value Measurements and Disclosures
. Generally, Investment Managers value investments at their market price if market quotations are readily available. In the absence of observable market prices, Investment Managers value investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. The Investment Managers’ determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for nonperformance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies, projects, properties or certain debt positions. Market quotations will not be readily available for most of the Fund’s investments.
The actual realized returns on the Investment Managers’ unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which the Investment Managers’ valuations are based. Neither the Fund nor the Adviser has oversight or control over the implementation of the Investment Managers’ valuation process.
In reviewing the valuations provided by Investment Managers, the Valuation Procedures require the consideration of all relevant information reasonably available at the time the Adviser values the Fund’s portfolio. The Adviser will consider such information and may conclude in certain circumstances that the information provided by the Investment Manager does not represent the fair value of a particular asset. In accordance with the Valuation Procedures, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the NAV reported by the relevant Investment Manager, or whether to adjust such value to reflect a premium or discount to such NAV.
For example, Investment Managers may value investments in portfolio companies and direct private equity investments at cost. The Valuation Procedures provide that, where cost is determined to best approximate the fair value of the particular security under consideration, the Adviser may approve such valuations. In other cases, the

Adviser may be aware of sales of similar securities to third parties at materially different prices, or of other circumstances indicating that cost may not approximate fair value (which could include situations where there are no sales to third parties). In such cases, the Fund’s investment will be revalued in a manner that the Adviser, in accordance with the Valuation Procedures, determine in good faith best approximates fair value. The Board of Trustees is responsible for ensuring that the Valuation Procedures are fair to the Fund and consistent with applicable regulatory guidelines.
Notwithstanding the above, Investment Managers unaffiliated with the Fund may adopt a variety of valuation bases and provide differing levels of information concerning its assets, and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated. Neither the Board nor the Adviser will be able to confirm independently the accuracy of valuations provided by any Investment Managers (which are generally unaudited).
To the extent the Fund holds securities or other instruments that are not investments in Private Market Assets, the Adviser will generally value such assets as described below. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“Nasdaq”) National Market System for which market quotations are readily available shall be valued using the Nasdaq Official Closing Price. If market quotations are not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its NAV, securities will be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask prices.
In cases where a fair valuation of securities is applied, the Fund’s NAV will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. This fair value may also vary from valuations determined by other funds using their own fair valuation procedures. The fair value prices can differ from market prices when they become available or when a price becomes available.
The Adviser may use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund. In computing the NAV, the Adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the New York Stock Exchange (the “NYSE”). Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Adviser prices the Fund’s Shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Adviser calculates the Fund’s NAV, the Adviser may need to price the security using the Fund’s fair value pricing guidelines.
With respect to any portion of the Fund’s assets that are invested in one or more open-end
management investment companies registered under the 1940 Act, the Fund’s NAV is calculated based upon the NAVs of those open-end
management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the NAV of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and an investor is not able to purchase, redeem or exchange Shares.
The Adviser and its affiliates act as investment advisers to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.
Expenses of the Fund, including the Management Fee, Administration Fees and Incentive Fee, are accrued on a daily basis and taken into account for the purpose of determining the Fund’s NAV on a Determination Date.
Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s NAV if the judgments of the Adviser or the Investment Managers regarding appropriate valuations, should prove incorrect.
CONFLICTS OF INTEREST
The Advisers
The Advisers or their affiliates provide or may provide investment advisory and other services to various entities. The Advisers and certain of their investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Advisers and their affiliates, “Other Accounts”). The Fund has no interest in these activities. The Adviser and its affiliates may receive payments from Investment Managers in connection with such activities. As a result of the foregoing, the Adviser and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.
There also may be circumstances under which the Advisers will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Advisers will commit the Fund’s assets. There also may be circumstances under which the Advisers will make investments for Other Accounts in which the Advisers do not invest on behalf of the Fund, or vice versa.
Investment opportunities are made available to the Fund and other StepStone clients where the investment is within the parameters of the applicable strategy. Further, investment opportunities may arise where there is more demand from the Fund and other StepStone clients for a particular investment opportunity than supply. StepStone has adopted an Allocation Policy designed to reasonably ensure that all of its clients will be treated fairly and equitably over time. See “Investment Program — StepStone Allocation Policy.”

The 1940 Act imposes significant limits on
co-investments
with affiliates of the Fund. The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest
alongside its affiliates in Private Market Assets. However, the SEC exemptive order contains certain conditions that limit or restrict the Fund’s ability to participate in such transactions, including, without limitation, where StepStone advised funds have an existing investment in the operating company or Investment Fund.
The Adviser also intends to compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”) in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall NAV of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Financial intermediaries may also charge investors, at the financial intermediaries’ discretion, a placement fee based on the purchase price of Shares purchased by the investor. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.
Financial intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Advisers, Investment Funds or portfolio companies or investment vehicles managed or sponsored by the Advisers or Investment Managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.
Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or the Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in an Investment Fund or a portfolio company may do so on terms that are more favorable than those of the Fund.
Financial intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a financial intermediary to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.
A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor,

distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (
e.g.
, a swap) counterparty and/or lender. A financial intermediary is expected to provide certain such services to the Fund in connection with the Fund obtaining a credit facility, if any such facility is obtained.
In addition, issuers of securities held by the Fund or its underlying Investment Funds may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Fund or its underlying Investment Funds and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Fund or the underlying Investment Fund. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or its underlying Investment Funds has an interest.
A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.
Set out below are practices that the Advisers may follow. Although the Advisers anticipate that the Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will abide by, and comply with, its stated practices. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than Private Market Assets.
Participation in Investment Activities
Directors, principals, officers, employees and affiliates of the Advisers may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or its underlying investments. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Advisers, or by the Advisers for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or a Private Market Asset.
Other Matters
An Investment Manager may, from time to time, cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.
The Advisers and their affiliates will not purchase securities or other property from, or sell securities or other property to the Fund, except that the Fund may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Advisers determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Advisers and their affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.
PURCHASES OF SHARES
Purchase Terms
The Fund offers four classes of Shares. The Fund will accept initial and additional purchases of Class T Shares, Class S Shares, Class D Shares, or Class I Shares as of the first business day of each calendar month. The investor should submit a completed Investor Application form five business days before the applicable purchase date. The investor should provide immediately available funds three business days prior to the applicable purchase date in the full amount of the purchase (to enable the Fund to invest the proceeds promptly after the applicable purchase date). An investor who misses one or both of these deadlines may have the effectiveness of its investment in the Fund delayed until the following month.
Despite having to meet the earlier application and funding deadlines described above, the Fund does not issue the Shares purchased (and an investor does not become a Shareholder with respect to such Shares) until the applicable purchase date,
i.e.
, the first business day of the relevant calendar month. Consequently, purchase proceeds do not represent capital of the Fund, and do not become assets of the Fund, until such date.
Any amounts received in advance of the initial or subsequent purchases of Shares are placed in a non-interest-bearing
account with the Transfer Agent prior to their investment in the Fund, in accordance with
Rule 15c2-4
under the Securities Exchange Act of 1934, as amended. The Fund reserves the right to reject any purchase of Shares in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned to the prospective investor.
Investors purchasing Class T Shares in the Fund may be charged a sales load of up to 3.00% and a maximum dealer fee of 0.50% of the investment amount. Investors purchasing Class S Shares in the Fund may be charged a sales load of up to 3.50% of the investment amount. Investors purchasing Class D Shares in the Fund may be charged a sales load of up to 1.50% of the investment amount.
A Selling Agent may, at its discretion, waive all or a portion of the sales load for the purchase of Class T Shares, Class S Shares or Class D Shares of the Fund by or on behalf of: (i) the Advisers or their affiliates; (ii) purchasers for whom the Advisers or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (iii) employees and retired employees (including spouses, children, and parents of employees and retired employees) of the Advisers and any affiliates of the Advisers; (iv) Trustees and retired Trustees of the Fund (including spouses, children and parents of Trustees and retired Trustees); (v) purchasers who use proceeds from an account for which the Advisers or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Shares of the Fund; (vi) Selling Agents and their employees (and family members of such individuals); (vii) investment advisers or financial planners that have entered into an agreement with the Distributor that charge a fee for their services and that purchase Shares of the Fund for (1) their own accounts or (2) the accounts of eligible clients; (viii) clients of such investment advisers or financial planners described in above who place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a Selling Agent; (ix) orders placed on behalf of other investment companies that the Advisers or an affiliated company distributes; (x) orders placed on behalf of purchasers who have previously invested in the Fund or other funds advised or distributed by the Advisers and any affiliates of the Advisers; or (xi) any other eligible client of Advisers, a Selling Agent, or any affiliates of Advisers or a Selling Agent, whose financial representative has negotiated a reduction or waiver of the sales load. To receive a sales charge or minimum investment waiver in conjunction with any of the above categories, an investor must, at the time of purchase, give the
Sub-Distributor
sufficient information to permit the
Sub-Distributor
to confirm that the investor qualifies for such a waiver. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Fund will notify Class T Shares, Class S Shares and Class D Shares Shareholders of any changes made by the
Sub-Distributor
in respect of the investors that are eligible for a waiver of the sales load.
The minimum initial investment for Class T Shares, Class S Shares, and Class D Shares in the Fund from each investor is at least $50,000, and the minimum additional investment in the Fund is $10,000. The minimum initial and additional investments may be reduced at the Adviser’s discretion. The minimum initial investment for any individual investor will not be reduced below $25,000. The Fund reserves the right to repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $10,000.
The minimum initial investment for Class I Shares in the Fund from each investor is at least $1,000,000, and the minimum additional investment in the Fund is $100,000, except for additional purchases pursuant to our dividend reinvestment plan. The minimum initial and additional investments may be reduced at the Adviser’s discretion. The minimum initial investment for any individual investor will not be reduced below $25,000. The Fund reserves the right to repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $10,000.
Initial and any additional purchases of Shares of the Fund by any Shareholder must be made via wire transfer of funds or another method of immediately available funds. Payment for each initial or subsequent additional purchases of Shares must be made in one installment.
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated NAV after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law.
Eligible Investors
Each prospective investor in the Fund is required to certify that it is a “qualified client” within the meaning of Rule
205-3
under the Advisers Act and an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The criteria for qualifying as a “qualified client” and an “accredited investor” are set forth in the subscription documents that must be completed by each prospective investor. Investors who are “qualified clients” and an “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing Shareholders who subscribe for additional Shares are required to qualify as Eligible Investors at the time of each additional purchase. Qualifications that must be met in becoming a Shareholder are set out in the application form that must be completed by each prospective investor. The Distributor and/or any Selling Agent may impose additional eligibility requirements for investors who purchase Shares through the Distributor or such Selling Agent. The Distributor or any registered investment adviser (a “RIA”) who offers Class I Shares may impose additional eligibility requirements on investors who purchase Class I Shares from the Distributor through such RIA. See “Plan of Distribution.”
Outstanding Securities
The following table sets forth information about the Fund’s outstanding Shares as of June 30, 2024:

	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding
Class T Shares	Unlimited	None	5,680.799
Class S Shares	Unlimited	None	3,364,168.998
Class D Shares	Unlimited	None	202,360.339
Class I Shares	Unlimited	None	15,027,300.617
PLAN OF DISTRIBUTION
The Fund is offered on a continuous basis. UMB Distribution Services, LLC acts as the Distributor of the Fund, subject to various conditions. The minimum initial investment is $50,000 for Class T Shares, Class S Shares, and Class D Shares. The minimum initial investments for Class I Shares is $1,000,000. Subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part in certain limited circumstances (including, without limitation, when it has reason to believe that a purchase of Shares would be unlawful). Shares will be sold only to Eligible Investors (as defined herein). Shares will not be listed on any national securities exchange. See “Fund Expenses.” Shares are not available in certificated form.
The Fund has entered into a Distribution Agreement under which the Distributor, with principal offices at 235 West Galena Street, Milwaukee, Wisconsin 53212, distributes the Shares of the Fund. The Distributor is authorized to enter into
Sub-Distribution
Agreements with brokers, dealers and certain RIAs and other financial intermediaries to effect the distribution of Shares of the Fund. The Fund pays a monthly distribution and shareholder services fee out of the net assets of Class T Shares and Class S Shares at the annual rate of 0.85% of the aggregate NAV of Class T Shares and Class S Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares) (the “Distribution and Shareholder Servicing Fee”). The Fund pays a monthly shareholder services fee out of the net assets of Class D Shares at the annual rate of 0.25% of the aggregate NAV of Class D Shares. Class I Shares are not subject to the Distribution and Shareholder Servicing Fee.
Selling Agents may receive the Shareholder Servicing Fee which they will use to compensate their brokerage representatives for Class T Shares, Class S Shares or Class D Shares sales and support. Sales Loads may be assessed at the time of purchase, on Class T Shares, up to a maximum of 3.00% of the investment amount, on Class S Shares, up to a maximum of 3.50% of the investment amount and on Class D Shares, up to a maximum of 1.50% of the investment amount. On Class T Shares, a dealer fee of up to 0.50% of the investment amount may be charged. Class I Shares are not subject to any sales load at the time of purchase.

Class I Shares may be purchased through an RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA.
The Adviser may pay additional compensation out of its own resources
(i.e.
, not Fund assets) to certain brokers, dealers or other financial intermediaries that have agreed to participate in the distribution of the Fund’s Shares, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services.
Shares may be purchased as of the first business day of each month at the then current NAV per share for the relevant Class. While the Fund intends to have monthly closings, the Board of Trustees reserves the right in its sole discretion to suspend monthly closings from time to time when it believes it is in the best interests of the Fund. See “Purchases of Shares.”
REPURCHASES AND TRANSFERS OF SHARES
No Right of Redemption
No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to repurchase any Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund. Liquidity in assets that are not publicly traded is a rapidly evolving area, and the Fund may seek to create opportunities for Shareholders to achieve liquidity through any secondary market, listing service or similar mechanism that may become available.
Repurchase of Shares
The Advisers intend to seek the Board’s approval for a quarterly share repurchase program where the aggregate repurchases of Shares will be up to 2.50% of the Fund’s outstanding Shares per quarter pursuant to the procedures described below under “Share Repurchase Procedures.” The Advisers intend to recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to typically occur on March 15, June 15, September 15 and December 15 of each year. In determining whether to accept a recommendation to conduct a repurchase offer at any such time, the Board of Trustees will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund’s assets (including fees and costs associated with redeeming or otherwise withdrawing from its assets);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the relative economies of scale of the tenders with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the underlying assets;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.
Share Repurchase Procedures
The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders. When the Board of Trustees determines that the Fund will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s current NAV per share by contacting the Adviser during the period. If a repurchase offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.
Repurchases of Shares from Shareholders by the Fund will be paid in cash as described below. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from Shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of Shares except with respect to Shares held less than one year. An early repurchase fee (the “Early Repurchase Fee”) payable to the Fund will be charged with respect to the repurchase of a Shareholder’s Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares. The Early Repurchase Fee will equal 2.00% of the NAV of the Shares repurchased less than one year of the purchase. Once Shareholders have held Shares for a year, no fee will be assessed in association with a Share repurchase. The Early Repurchase Fee is payable to the Fund and not to the Advisers. An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board of Trustees determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder.
Shares will be repurchased by the Fund after reduction for all fees and expenses of the Fund for all periods through the Valuation Date (including, without limitation, the Management Fee and Incentive Fee) —
i.e.
, the accrued fees for the month in which Shares are to be repurchased is deducted prior to effecting the relevant repurchase of Shares.
In light of liquidity constraints associated with the Fund’s investments, the Fund expects to employ the following repurchase procedures:

Key Date	When Key Date Will Occur	Definition

“Commencement Date”	Approximately 65 days prior to the “Valuation Date” (as defined below).	The date as of which the repurchase offer will commence.

“Notice Date”	Approximately 35 days prior to the Valuation Date.	The date by which each Shareholder desiring to tender Shares for repurchase must provide proper notice to the Fund.

“Tender Withdrawal Date”	Approximately 25 days prior to the Valuation Date.	The date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request.

“Valuation Date”	A valuation date, which is generally expected to be March 31, June 30, September 30, or December 31.	The date as of which the NAV of the Shares is calculated, which is generally expected to be March 31, June 30, September 30, or December 31 or, if the Fund properly authorizes any extension of the repurchase offer, the last day of the month immediately following the month in which the Tender Withdrawal Date occurs.
These dates are subject to change in the event that the Fund properly authorizes an extension of time during which the repurchase offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. In no case will the Fund make full payment of all consideration offered in the repurchase offer later than sixty-five (65) days after the last day that Shares may be tendered pursuant to the repurchase offer.
If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above. The Fund’s investments in Investment Funds and Direct Investments are subject to lengthy lock-up
periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions. Moreover, the Fund may be unable to obtain the consents to transfer that may be required from Investment Managers, the issuers of a Direct Investment, or other investors in a Direct Investment, needed to effect such transactions. Such parties may have no incentive to grant such consents. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in its assets in a timely manner or is otherwise liquidity constrained.
Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in assets that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of Shares accepted for repurchase.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisers would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment related expenses as a result of higher portfolio turnover rates. The Advisers intend to take measures, subject to policies as may be established by the Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.
A Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $10,000 after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by a Fund.
The Fund may also repurchase Shares of a Shareholder without consent or other action by the Shareholder or other person if the Fund determines that:

•
the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or with the consent of the Fund, as described below;

•
ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
with respect to a Shareholder subject to Special Laws or Regulations, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund for the Fund to repurchase the Shares.
In the event that the Advisers or any of their affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund. Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

Transfers of Shares
Shares may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.
The Fund generally will not consent to a transfer of Shares by a Shareholder unless (i) the transferring Shareholder has been a Shareholder for at least six months, (ii) the transfer is to a transferee who represents that it is an Eligible Investor and (iii) after a partial transfer, the value of the Shares held in the account of each of the transferee and transferor would be at least equal to the amount of the applicable minimum initial investment in the Fund. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.
In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Advisers, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.
DISTRIBUTION POLICY
As required in connection with the Fund’s intention to qualify as a RIC under Subchapter M of the Code, the Fund will, at a minimum, make distributions annually in amounts that represent substantially all of the net investment income and net capital gains, if any, earned each year. The NAV of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.
It is likely that many of the assets in which the Fund invests will not pay any dividends, and this, together with the Fund’s expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.
Automatic Dividend Reinvestment Plan
Pursuant to the dividend reinvestment plan established by the Fund (the “DRIP”), each Shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares unless such Shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the
45-day
period. A Shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such Shareholder’s behalf.

A Shareholder may elect to:

•	reinvest both dividends and capital gain distributions;

•	receive dividends in cash and reinvest capital gain distributions; or

•	receive both dividends and capital gain distributions in cash.
Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRIP.
Shares will be issued pursuant to the DRIP at their NAV determined on the next valuation date following the ex-dividend
date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment, but shareholder servicing fees and distribution fees will be charged where applicable. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund. The reinvestment of dividends and distributions pursuant to the DRIP will increase the Fund’s net assets on which the Management Fee, Incentive Fee and Administration Fee are payable.
VOTING
Each Shareholder has the right to cast a number of votes equal to the number of Shares held by such Shareholder at a meeting of Shareholders called by the Fund’s Board of Trustees. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of a Trustee and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.
TAX ASPECTS
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market
their securities holdings,
tax-exempt
organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency

(as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and
non-U.S.
tax laws.
UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS OR
CO-INVESTMENTS,
ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).
Qualification as a Regulated Investment Company; Tax Treatment
It is expected that the Fund will qualify for treatment as a RIC under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt
income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (
i.e
., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt
income, and net capital gains.
In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one-year
period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to Shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such Shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.
In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).
For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Private Market Assets that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Private Market Assets. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by such Investment Funds.
A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying
gross income exceeds
one-ninth
of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.
Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “
de minimis
failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.
In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis
failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (
e.g.
, the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the private markets. While the Code generally affords the Fund a
30-day
period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified
assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory
30-day
cure period and, possibly, the extended cure period provided by the Code as discussed above.
If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to Shareholders. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.
Distributions
The Fund will ordinarily declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. After the end of each calendar year, Shareholders will be provided a Form 1099, containing information regarding the amount and character of distributions received from the Fund during the calendar year.
Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any distributions that they receive from the Fund. Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free
return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below at “Income from Repurchases and Transfers of Shares,” if a repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free
return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased. In such case, the tax basis in the Shares repurchased by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may report the retained amount as undistributed capital gains to its Shareholders, who will be treated as if each Shareholder received a distribution of his or her pro rata
share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata
share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata
share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.
For taxable years beginning before January 1, 2026, individuals (and certain other non-corporate
entities) are generally eligible for a 20% deduction with respect to taxable ordinary real estate investment trust (“REIT”) dividends. Applicable Treasury regulations allow RICs to pass through to shareholders such taxable ordinary REIT dividends. Accordingly, individual (and certain other non-corporate)
Shareholders of the Fund that have received such taxable ordinary REIT dividends may be able to take advantage of this 20% deduction with respect to any such amounts passed through.
Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.
Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.
Income from Repurchases and Transfers of Shares
A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata
share of the Fund’s current and accumulated earnings and profits.
If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.
Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase or transfer of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.
If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free
return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by the Shareholder.
The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase or transfer may not be changed after the valuation date established by the Fund in respect of that repurchase or transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.
A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase that qualifies for “sale or exchange” treatment.
If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2,500,000 or more for an individual Shareholder or $10,000,000 or more for a corporate Shareholder), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct investors of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations
Unless and until the Fund is considered under the Code to be a “publicly offered regulated investment company,” for purposes of computing the taxable income of U.S. Shareholders that are individuals, trusts or estates, (1) the Fund’s earnings will be computed without taking into account such U.S. Shareholders’ allocable shares of the Management Fees and certain other expenses, (2) each such U.S. Shareholder will be treated as having received or accrued a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such U.S. Shareholder will be treated as having paid or incurred such U.S. Shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such U.S. Shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. stockholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. Shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. Shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. Shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. stockholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code. In addition, if the Fund is not treated as a “publicly offered regulated investment company,” the Fund will be subject to limitations on the deductibility of certain “preferential dividends” that are distributed to U.S. stockholders on a non-pro-rata
basis. A “publicly offered regulated investment company” is a RIC whose equity interests are (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, or (iii) held by at least 500 persons at all times during the RIC’s taxable year.
Fund Investments
The Fund invests a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short- term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

Some of the income that the Fund may earn directly or through an Investment Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders.
UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS OR
CO-INVESTMENTS,
ACTIVITIES, INCOME, GAIN AND LOSS OF BOTH THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).
Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and
non-U.S.
dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.
Hedging and Derivative Transactions
Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised both at October 31 of each calendar year as well as at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.
The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.
Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.
If the Fund, or possibly an Investment Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund, enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (
i.e.
, at no time during that
60-day
period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).
If the Fund, or possibly an Investment Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, REITs, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Treasury Department (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.
Passive Foreign Investment Companies and Controlled Foreign Corporations
The Fund may indirectly hold equity interests in
non-U.S.
Investment Funds and/or
non-U.S.
portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a
non-U.S.
entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in its income each taxable year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be able to be made with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market
the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market
election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market
election will do so.
If the Fund holds 10% or more (by vote or value) of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (
i.e
., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata
share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.
Under applicable final Treasury regulations, certain income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income under the gross income test for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or the included income is derived with respect to the

Fund’s business of investing in stocks and securities. The Fund may be restricted in its ability to make QEF elections with respect to the Fund’s holdings in private market assets and other issuers that could be treated as PFICs or implement certain restrictions with the respect to any private market assets or other issuers that could be treated as CFCs in order to limit the Fund’s tax liability or maximize the Fund’s after-tax
return from these investments.
State and Local Taxes
In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.
Foreign Taxes
The Fund’s investment in
non-U.S.
stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end
consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata
portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata
shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.
Information Reporting and Backup Withholding
Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (
e.g
., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers, generally on an IRS
Form W-9,
or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s U.S. federal income tax liability if the appropriate information is provided to the IRS.
U.S. Federally
Tax-Exempt
Shareholders
Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt
Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt
Shareholder could realize UBTI by virtue of its

investment in Shares of the Fund if the U.S. federally
tax-exempt
Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A U.S. federally tax-exempt
Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.
Foreign Shareholders
U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (each, a “Foreign Shareholder”) as defined in the Code, depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder.
Income Not Effectively Connected.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing an IRS
Form W-8BEN, IRS
Form W-8BEN-E, IRS
Form W-8ECI, IRS
Form W-8IMY
or IRS
Form W-8EXP,
or an acceptable substitute or successor form).
Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.
Income Effectively Connected.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations.
Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.
In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.
Foreign Account Tax Compliance Act
The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of amounts treated as dividends for U.S. federal income tax purposes made to certain
non-U.S.
entities (including financial intermediaries) that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.-owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (
e.g
., IRS
Form W-8BEN))
and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.
Other Taxation
The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, which may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt
entities should carefully review those sections of this Prospectus and its related SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.
ERISA CONSIDERATIONS
Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account (“IRA”), Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code (an “ERISA Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards.

The Board of Trustees may require an ERISA Plan proposing to invest in the Fund to represent that it, and any fiduciaries responsible for the ERISA Plan’s investments, are aware of and understand the Fund’s investment objective, policies, and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan; and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.
Certain prospective ERISA Plan investors may currently maintain relationships with the Advisers or one or more Investment Managers in which the Fund invests, or with other entities that are affiliated with the Advisers or such Investment Managers. Each of such persons may be deemed to be a party in interest to or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan assets for the benefit of a party in interest, and also prohibits (and penalizes) an ERISA Plan fiduciary from using its position to cause such ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan Shareholders should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA Plan Shareholders may be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that are duly authorized to make such investment decisions, and that have not relied on any individualized advice of such affiliated persons, as a basis for the decision to invest in the Fund.
Employee benefit plans that are not subject to ERISA or the related provisions of the Code may be subject to other rules governing such plans, and such plans are not addressed above; fiduciaries of employee benefit plans that are not subject to ERISA, whether or not subject to the Code, should consult with their own counsel and other advisors regarding such matters.
The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.
THE FUND’S SALE OF SHARES TO ERISA PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISERS, OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY ERISA PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO ERISA PLANS GENERALLY OR TO ANY PARTICULAR ERISA PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR ERISA PLANS GENERALLY OR FOR ANY PARTICULAR ERISA PLAN.
ADDITIONAL INFORMATION ABOUT THE FUND
Each Share represents a proportional interest in the assets of the Fund. Each Share has one vote at Shareholder meetings, with fractional Shares voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive
or conversion or redemption provisions.
INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:
StepStone Group Private Wealth LLC
128 S Tryon St., Suite 1600
Charlotte, NC 28202

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

STEPSTONE GROUP PRIVATE WEALTH LLC PRIVACY POLICY
Data privacy is a primary concern for each of StepStone Group LP (“SSG”), StepStone Group Real Assets LP (“SIRA”), StepStone Group Real Estate LP (“SRE”), and StepStone Group Private Wealth LLC (“SPW” and together with SSG, SIRA, and SRE, collectively, “StepStone”). This data privacy notice (the “Notice”) details StepStone’s practices for collecting and disclosing the personal information of clients and others, to both affiliates of SSG, SIRA, SRE, and SPW, and, as applicable, nonaffiliated third parties. Recipients of this Notice include, among others, current clients and investors, prospective clients, former clients, employees of managers with whom StepStone has conducted business, and employees of StepStone or any of StepStone’s affiliates (each a “Notice Recipient”). For purposes of this Notice, an affiliate is an entity that (i) controls SSG, SIRA, SRE, or SPW, (ii) is controlled by SSG, SIRA, SRE, or SPW, or (iii) is under common control with SSG, SIRA, SRE, or SPW. Nonaffiliated third parties are parties who are not affiliates of any of SSG, SIRA, SRE, or SPW.
Confidentiality of Personal Information
StepStone maintains the confidentiality of nonpublic personal information that a Notice Recipient provides to it. StepStone maintains physical, electronic and procedural safeguards to guard a Notice Recipient’s nonpublic personal information. All third parties that handle information must agree to follow the standards for confidentiality that StepStone has established. In addition, all people who work for StepStone are trained to handle a Notice Recipient’s information properly in order to maintain its security, and only employees who need to know nonpublic personal information about a Notice Recipient to provide services to such Notice Recipient have access to such information.
Categories of Nonpublic Personal Information that StepStone Collects
StepStone collects nonpublic personal information about Notice Recipients from the following sources: (i) information it receives from Notice Recipients on applications or other forms; and (ii) information about Notice Recipients’ transactions with StepStone, its affiliates, or others.
StepStone is a data controller within the meaning of data protection legislation in force in the European Economic Area (“EEA”) and undertakes to hold any nonpublic personal information provided in accordance with EEA data protection legislation.
Nonpublic personal information will be used by StepStone for the following purposes:

•
to manage and administer holdings in StepStone managed or advised funds, separately managed accounts, advisory engagements and any related business relationships (and, in each case, the investments made pursuant thereto) on an ongoing basis in accordance with the terms agreed between a Notice Recipient and SSG, SIRA, SRE or SPW, as applicable;

•	to carry out statistical analysis and market research; and

•
to comply with legal and regulatory obligations applicable to the Notice Recipient, StepStone or its managed or advised funds, separately managed accounts, advisory engagements or any related business relationship with the Notice Recipient from time to time, including applicable anti-money laundering and counter terrorist financing legislation, investor qualification legislation and tax legislation.

The nonpublic personal information will only be used in connection with StepStone’s legitimate business interests and accordingly Notice Recipients’ specific consent is not required.

Disclosure of Nonpublic Personal Information to Affiliates
StepStone generally may share all of a Notice Recipient’s nonpublic personal information with StepStone’s affiliates; provided that such affiliates will be obligated to keep such nonpublic personal information confidential to the same extent as StepStone. StepStone shares information with its affiliates in order to serve its Notice Recipients better. If a Notice Recipient prefers that StepStone not disclose nonpublic personal information about such Notice Recipient to its affiliates, such Notice Recipient may opt out of those general disclosures; that is, such Notice Recipient may direct StepStone not to make such disclosures (other than disclosures permitted or required by applicable law or otherwise permitted by StepStone’s privacy policy). However, notwithstanding any such opt-out,
StepStone will be permitted to disclose personal information to its affiliates to the extent necessary or appropriate for such affiliates to perform services for the benefit of the Notice Recipient.
Disclosure of Nonpublic Personal Information to
Non-Affiliates
StepStone does not sell or market a Notice Recipient’s personal information to nonaffiliated third parties. StepStone’s intent is to respect the Notice Recipients’ expectations that their personal information will be kept confidential. However, in order to serve the Notice Recipients better, StepStone will disclose personal information to nonaffiliated third parties (including service providers to StepStone), but only to the extent necessary or appropriate for such third parties to perform services for the benefit of the Notice Recipient and only if StepStone believes that such personal information will be kept confidential by such third parties after such disclosure.
Additional Information About Categories of Nonpublic Personal Information that StepStone Discloses
Except as required by applicable law and described in this privacy notice, StepStone will not share any other nonpublic personal information about a Notice Recipient with its affiliates or nonaffiliated third parties.
Nonpublic Personal Information of Former Investors and Prospective Clients
This Notice and StepStone’s policy regarding treatment of nonpublic personal information of Notice Recipients also apply to former clients, business prospects, potential clients and current and former employees.
Disclosure of Nonpublic Personal Information outside the EEA
Nonpublic personal information may be transferred to countries which may not have the same or equivalent data protection laws as that required under EEA data protection legislation. Any such transfer will be made in compliance with applicable data protection legislation, and appropriate measures are in place to ensure this, such as entering into Model Contractual Clauses (as published by the European Commission). For more information on the means of transfer of data or a copy of the relevant safeguards, please contact us at
 privacy@stepstonegroup.com
.
Pursuant to EEA data protection legislation, investors have the right to object to processing of nonpublic personal information and a number of other rights which may be exercised in certain circumstances,
 i.e.
:

•	the right of access to nonpublic personal information held;

•	the right to amend and rectify any inaccuracies in nonpublic personal information held;

•	the right to erase nonpublic personal information held;

•	the right to data portability of nonpublic personal information held; and

•	the right to request restriction of the processing of nonpublic personal information
These rights will be exercisable, subject to limitations as provided for in EEA data protection legislation. Any Notice Recipient may make a request to StepStone to exercise these rights by contacting us at
privacy@stepstonegroup.com
.

Please note that nonpublic personal information may be retained by StepStone for the duration of a Notice Recipient’s investment or engagement with StepStone, and afterwards in accordance with StepStone’s legal and regulatory obligations, including but not limited to StepStone’s record retention policy.
For queries, requests or comments in respect of this Notice, or the way in which StepStone uses nonpublic personal information, please contact us at
 privacy@stepstonegroup.com
. Note that Notice Recipients have the right to lodge a complaint with the appropriate regulator.
Changes to Privacy Policy
StepStone may modify its privacy policy at any time.

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

Class T Shares

Class S Shares

Class D Shares

Class I Shares

July 29, 2024

STATEMENT OF ADDITIONAL INFORMATION

128 S Tryon St., Suite 1600

Charlotte, NC 28202

(704) 215-4300

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (“Prospectus”) of StepStone Private Venture and Growth Fund (the “Fund”) (formerly known as Conversus StepStone Private Venture and Growth Fund) dated July 29, 2024, as may be supplemented, amended or restated. A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

INVESTMENT POLICIES, PRACTICES AND RISKS

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on March 4, 2022. The Fund offers four separate classes of shares of beneficial interest (“Shares”) designated as Class T (“Class T Shares”), Class S (“Class S Shares”), Class D (“Class D Shares”), and Class I (“Class I Shares”) only to Eligible Investors. Class T Shares, Class S Shares, Class D Shares, and Class I Shares are subject to different fees and expenses. Investments will utilize the following investment types: (i) secondary investments in operating companies and private investment funds (“Secondary Investments” or “secondaries”) managed by third-party managers (“Investment Managers”), (ii) direct investments in the equity and/or debt of operating companies, through co-investing alongside Investment Managers (“Primary Direct Investments”) and (iii) private funds actively fundraising (“Primary Investment Funds,” together with secondary investment funds, “Investment Funds”). The Fund’s strategy spans all investment stages of the private equity lifecycle, with an emphasis on venture capital (including seed, post-seed, early stage, and expansion stage) and growth equity. To a lesser extent, the Fund also may invest in other equity and debt phases of the private equity lifecycle. Together, these investments are broadly referred to as “Venture and Growth Assets.” Together, these investment types or vehicles are broadly referred to as “Venture and Growth Assets.” Under normal circumstances, the Fund invests and/or makes capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in Venture and Growth Assets.

Additionally, the Fund may allocate a portion of its investments to other private market asset classes, including but not limited to, private equity buyouts, infrastructure, real estate and private debt, with a primary emphasis on investments benefiting from the innovation economy or other sectors. Venture and Growth Assets along with all other forms of private assets in which the Fund may invest are broadly referred to as “Private Market Assets.”

StepStone Group Private Wealth LLC (formerly known as StepStone Conversus LLC) serves as the Fund’s investment adviser (“StepStone Private Wealth”, “SPW” or the “Adviser”), and StepStone Group LP serves as the Fund’s investment sub-adviser (“StepStone” or the “Sub-Adviser,” and together with the Adviser, the “Advisers”). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. As defined by the 1940 Act, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Fund’s Shareholders duly called, (a) of 66-2/3% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

(1) invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry, except that the Fund will invest 25% or more of the value of its total assets (measured at the time of purchase) in the securities of issuers engaged in the information technology group of industries (for purposes of this restriction, the Fund’s investments in Private Market Assets are not deemed to be investments in a single industry). To the extent that the Fund’s investments in Private Market Assets are investments in a single industry, such investments will comply with this restriction;

2

(2) borrow money, except to the extent permitted by the 1940 Act (which currently limits borrowing to no more than 33- 1/3% of the value of the Fund’s total assets);

(3) issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets);

(4) underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities;

(5) make loans of money or securities to other persons, item except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements; or

(6) purchase or sell commodities or commodity contracts, except that it may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indices, swaps and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

Other Fundamental Policies

The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engages in the real estate business or that has a significant portion of their assets in real estate (including real estate investment trusts).

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except the Fund’s policy on borrowings set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. The Fund’s investment policies and restrictions do not apply to the activities and transactions of private market assets in which assets of the Fund are invested.

Other Risks

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Substantial Fees and Expenses. The Fund allocates to multiple Investment Funds. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in primaries of such Investment Funds. By investing in the Investment Funds through the Fund, a Shareholder in the

3

Fund bear a portion of the Management Fee and other expenses of the Fund. A Shareholder in the Fund will also indirectly bears a portion of the asset-based management fees, carried interests or incentive allocations (which are a share of an Investment Fund’s returns which are paid to the Investment Manager) and fees and expenses borne by the Fund as an investor in the Investment Funds. Although not part of the Fund’s primary strategy, to the extent that the Fund invests in an Investment Fund that is itself a “fund of funds,” the Fund will bear a third layer of fees. These layered fees may result in higher Fund fees and expenses than if the Fund invested in other types of securities. Each Investment Manager receives any incentive-based allocations to which it is entitled irrespective of the performance of the other Investment Funds and the Fund generally. As a result, an Investment Fund with positive performance may receive compensation from the Fund, even if the Fund’s overall returns are negative.

Incentive Allocation Arrangements. Investment Managers of an Investment Fund may receive a performance fee, carried interest or incentive allocation generally equal to 20% of the net profits earned by the Investment Fund that it manages, typically subject to a preferred return. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance fee, carried interest, or incentive allocation.

Control Positions. Private Market Assets may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject the Private Market Assets to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Private Market Asset, the Fund likely would suffer losses on its investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Shareholders should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Private Market Assets held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•

the Shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder or with the consent of the Fund;

4

•

ownership of the Shares by the Shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Advisers or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•

the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	the Fund, the Adviser or the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Class T, Class S, Class D, or Class I Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Agreement and Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. No market currently exists for Class T, Class S, Class D, or Class I Shares, and the Fund contemplates that one will not develop. The Shares are, therefore, not readily marketable. The Advisers intend to recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly, with such repurchases to typically occur on March 15, June 15, September 15 and December 15 of each year. Although the Adviser and the Fund expect to recommend to the Board of Trustees that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Class T, Class S, Class D, and Class I Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV.

Repurchase Risks. The Fund has no obligation to repurchase Shares at any time; any such repurchases will only be made at such times, in such amounts and on such terms as may be determined by the Board of Trustees, in its sole discretion. With respect to any future repurchase offer, Shareholders tendering any Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice

5

Date generally will be approximately 35 days prior to the date as of which the Shares to be repurchased are valued by the Fund (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund until approximately 25 days prior to the Valuation Date (“Tender Withdrawal Date”). Shareholders that elect to tender any Shares for repurchase will not know the price at which such Shares will be repurchased until the Fund’s NAV as of the Valuation Date is able to be determined, which determination is expected to be able to be made in the month following that of the Valuation Date. It is possible that during the time period between the Notice Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Private Market Assets, could cause a decline in the value of Shares in the Fund. Moreover, because the Notice Date and the Tender Withdrawal Date will be substantially in advance of the Valuation Date, Shareholders who tender Shares of the Fund for repurchase will receive their repurchase proceeds well after the Notice Date and will not know the amount of such proceeds prior to making a decision to tender. In no case will the Fund make full payment of all consideration offered in the repurchase offer later than sixty-five (65) days after the last day that Shares may be tendered pursuant to the repurchase offer.

Shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly. In addition, the Fund’s investments in Private Market Assets are subject to lengthy lock-up periods where the Fund will not be able to dispose of such investments except through secondary transactions with third parties, which may occur at a significant discount to NAV and which may not be available at any given time. There is no assurance that third parties will engage in such secondary transactions, and the Fund may require and be unable to obtain the consents to transfer that may be required from Investment Managers, the issuers of a Direct Investment, or other investors in a Direct Investment needed to effect such transactions. Such parties may have no incentive to grant such consents. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in Private Market Assets in a timely manner. See “Repurchases and Transfers of Shares.”

Substantial Repurchases. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Private Market Assets, the Fund will thereafter hold a larger proportion of its assets in the remaining Private Market Assets, some of whose interests at times may be less liquid or illiquid. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of Shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Private Market Assets may not reflect the Advisers’ ideal judgments as to the desired portfolio composition of the Fund’s Private Market Assets, in that the Fund’s performance may be tied to the performance of fewer Private Market Assets and/or may not reflect the Advisers’ judgment as to the Fund’s optimal exposure to particular asset classes or investment strategies. These consequences may be particularly applicable if the Fund received requests to repurchase substantial amounts of Shares and may have a material adverse effect on the Fund’s ability to achieve its investment objective and the value of the Shares. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund intends to satisfy the requirements each taxable year necessary to qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset

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diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Investment Funds in which the Fund is invested. However, Investment Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest. Furthermore, although the Fund expects to receive information from each Investment Manager regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information.

If before the end of any quarter of its taxable year, the Fund believes that it may fail any of the asset diversification requirements, the Fund may seek to take certain actions to avert such a failure. However, certain actions typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the diversification discrepancy) may be difficult for the Fund to pursue because the Fund may be unable to liquidate its interest in a Venture and Growth Asset promptly. While the Code ordinarily affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to liquidate a specific asset may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) to Shareholders would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Potential Fund-Level Tax Liabilities. The Fund expects to distribute substantially all of its investment company taxable income and net capital gains to Shareholders. These distributions are respectively characterized as ordinary dividend income or long-term capital gain when distributed as dividends for U.S. federal income tax purposes to Shareholders. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See “Tax Aspects” below for more information. If the Fund distributes (or is deemed to have distributed) in respect of any calendar year less than an amount at least equal to the sum of 98% of its calendar year ordinary income (taking into account certain deferrals and elections), 98.2% of its capital gain net income (determined on the basis of a one-year period ended on October 31 of such calendar year, and adjusted for certain ordinary losses), plus any such amounts that were not distributed in previous calendar years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the Fund’s undistributed amounts. The Fund will not be subject to this excise tax on any amount which the Fund incurred an entity-level U.S. federal income tax.

For U.S. federal income tax purposes, the Fund is required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in some circumstances in which the Fund does not receive a corresponding payment in cash and to make distributions with respect to such income to maintain its qualification as a RIC. Under such circumstances, the Fund may have difficulty meeting the annual distribution requirement necessary to maintain its qualification as a RIC. As a result, the Fund may have to sell some of its investments at times and/or at prices that the Advisers would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify as a RIC and thus become subject to corporate-level income tax.

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In addition, the Fund may invest in Investment Funds located outside of the U.S. or other non-U.S. portfolio company or entities which may be considered passive foreign investment companies (“PFICs”) or controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. As a result, the Fund may, in a particular taxable year, be required to make ordinary income distributions in excess of the net economic income from such investments with respect to such taxable year. Under applicable final Treasury regulations, certain income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a qualified electing fund (“QEF”) election would generally constitute qualifying income for purposes of determining the Fund’s Venture and Growth Team ability to be subject to tax as a RIC to the extent the CFC or the PFIC makes distributions of that income to the Fund or the included income is derived with respect to the Fund’s business of investing in stocks and securities. As such, the Fund may be restricted in its ability to make QEF elections with respect to the Fund’s holdings in Investment Funds and other issuers that could be treated as PFICs or implement certain restrictions with the respect to any Investment Funds or other issuers that could be treated as CFCs in order to limit the Fund’s tax liability or maximize the Fund’s after-tax return from these investments. Moreover, income or gain from such Investment Funds or other entities may be subject to non-U.S. withholding or other taxes. Any such withholding or other taxes would reduce the return on the Fund’s investment in such Investment Funds and thus on the Shareholders’ investment in the Fund. See “Tax Aspects.”

Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes. The Fund may invest indirectly through Investment Funds in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund and its Shareholders may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate.

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. The regulation of the U.S. and non-U.S. securities, derivatives and futures markets and investment funds such as the Fund has undergone substantial change in recent years and such change may continue. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended (the “Dodd-Frank Act”) was signed into law in July 2010. The Dodd-Frank Act contains changes to the existing regulatory structure in the United States and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses. The Dodd-Frank Act requires additional regulation of private equity fund managers, including requirements for such managers to register as investment advisers under the Advisers Act, and to disclose various information to regulators about the positions, counterparties and other exposures of the private equity funds managed by such managers.

The Dodd-Frank Act significantly alters the regulation of commodity interests and comprehensively regulates the OTC derivatives markets for the first time in the U.S. Provisions in the new law include: new registration requirements with the SEC and/or the CFTC, recordkeeping, capital, and margin requirements for “swap dealers” and “major swap participants” as determined by the new law and applicable regulations, and the requirement that certain standardized OTC derivatives, such as interest rate swaps, be executed in regulated markets and submitted for clearing through regulated clearinghouses. OTC derivatives transactions traded through clearinghouses will be subject to

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margin requirements set by clearinghouses and possibly to additional requirements set by the SEC and/or the CFTC. Regulators also have discretion to set margin requirements for OTC derivative transactions that do not take place through clearinghouses. OTC derivatives dealers will be required to post margin to the clearinghouses through which they clear their customer trades instead of using such margin in their operations as they are currently permitted to do. This will increase the dealers’ costs and may be passed through to other market participants, such as an Investment Fund, in the form of higher fees or spreads and less favorable dealer valuations.

The CFTC, along with the SEC and other U.S. federal regulators, has been tasked with developing the rules and regulations enacting the provisions noted above. The Dodd-Frank Act and the rules already promulgated or to be promulgated thereunder may negatively impact the ability of an Investment Fund and, in turn, the Fund, to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, new position limits imposed on an Investment Fund or its counterparties may impact an Investment Fund’s ability to invest in a manner that most efficiently meets its investment objective, and new requirements, including capital and mandatory clearing, may increase the cost of the Investment Fund’s investments and doing business.

The effect of the Dodd-Frank Act or other regulatory change on the Fund and/or Investment Funds, while impossible to predict, could be substantial and adverse. In addition, the practice of short selling has been the subject of numerous temporary restrictions, and similar restrictions may be promulgated at any time. Such restrictions may adversely affect the returns of Investment Funds that utilize short selling. Certain tax risks associated with an investment in the Fund are discussed in “Tax Aspects.”

The Fund has an exemption from the definition of the term “commodity pool operator” (“CPO”) under the Commodity Exchange Act, as amended (“CEA”). Therefore, neither the Fund nor the Adviser (with respect to the Fund) is subject to registration or regulation as a commodity pool or CPO, respectively, under the CEA. If the exemption no longer applies, to the extent the Fund is not otherwise eligible to claim an exclusion from regulation by the CFTC, the Fund will operate subject to CFTC regulation. If the Adviser and the Fund become subject to CFTC regulation, as well as related National Futures Association rules, the Fund may incur additional compliance and other expenses.

The impact of changes in legislation, if any, on shareholders, the Fund, and the entities through which the Fund invests is uncertain. Prospective investors are urged to consult their tax advisors regarding an investment in the Fund.

Under Rule 18f-4, the Fund is required to trade derivatives and other transactions that potentially create senior securities (except reverse repurchase agreements and similar financing transactions) subject to a value-at-risk (“VaR”) leverage limit, certain other testing and derivatives risk management program requirements and requirements related to board reporting. These requirements apply unless the Fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4. Reverse repurchase agreements and similar financing transactions continue to be subject to the asset coverage requirements, and a fund trading reverse repurchase agreements needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the fund’s asset coverage ratio (unless the fund treats such agreements and transactions as derivatives for all purposes under the rule). Reverse repurchase agreements and similar financing transactions will not be included in the calculation of whether the Fund is a limited derivatives user (unless the Fund determines to treat such agreements and transactions as “derivative transactions” for all purposes under the rule), but if the Fund is subject to the VaR testing, reverse repurchase agreements and similar financing transactions will be included for purposes of such testing. In addition, under Rule

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18f-4, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a nonstandard settlement cycle, and the transaction will be deemed not to involve a “senior security,” provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date). The Fund may otherwise engage in such transactions that do not meet these conditions so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with Rule 18f-4. Furthermore, under Rule 18f-4, the Fund will be permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the limits on borrowings as described in the “Investment Program—Leverage” section above, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due. The SEC also provided guidance in connection with the rule regarding the use of securities lending collateral that may limit the Fund’s securities lending activities. These requirements may limit the Fund’s ability to use derivatives and reverse repurchase agreements and similar financing transactions as part of the Fund’s investment strategies.

Indemnification of Investment Funds, Investment Managers and Others. The Fund may agree to indemnify certain of the Private Market Assets and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Private Market Assets. If the Fund were required to make payments (or return distributions) in respect of any such indemnity, the Fund could be materially adversely affected. Indemnification of sellers of secondaries may be required as a condition to purchasing such securities.

Other Investment Companies. The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and exchange-traded funds, and in business development companies (“BDCs”) in excess of the statutory limits imposed by the 1940 Act in reliance on Rule 12d1-4 under the 1940 Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an “underlying fund” to another investment company, the Fund’s ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund’s investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Limited Operating History of Fund Investments. Many of our Private Market Assets may have limited operating histories, and the information the Fund will obtain about such investments may be limited. As such, the ability of the Advisers to evaluate past performance or to validate the investment strategies of such Investment Funds will be limited.

Limitations on Performance Information. Performance of Private Market Assets are difficult to measure and therefore such measurements may not be as reliable as performance information for other investment products

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because, among other things: (i) there is often no market for underlying investments, (ii) Private Market Assets take years to achieve a realization event and are difficult to value before realization, (iii) Private Market Assets are made over time as capital is drawn down from investments, (iv) the performance record of Fund Investments are not established until the final distributions are made, which may be 10-12 years or longer after the initial closing and (v) industry performance information for Fund Investments may be skewed upwards due to survivor bias lack of reporting by underperforming managers.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Dilution. The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing Shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing Shareholders’ interests in the Fund if subsequent investments underperform the prior investments.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase of Shares

As discussed in the Prospectus, the Advisers intend to seek the approval of the Fund’s Board of Trustees (the “Board of Trustees”, the “Trustees” or the “Board”) for a quarterly share repurchase program where the aggregate repurchases of Shares will be up to 2.5% of the Fund’s outstanding shares per quarter. In determining whether the Fund should repurchase Shares from Shareholders of the Fund pursuant to written tenders, the Fund’s Board of Trustees will consider the recommendation of the Adviser. The Board also will consider various factors, including, but not limited to, those listed in the Prospectus, in making its determinations.

The Fund’s Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Fund’s Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund describing the terms thereof and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated NAV of their Shares (which is calculated once a month as of month-end) from SPW, the administrator for the Fund (the “Administrator”), during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (i) cash, (ii) liquid securities or (iii) interests in assets that the Fund has requested be withdrawn or liquidated (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of any outstanding repurchase offer.

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Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Advisers intend to take measures (subject to such policies as may be established by the Fund’s Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

Mandatory Redemptions

As noted in the Prospectus, the Fund has the right to redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances. Such mandatory redemptions may be made if:

•

Shares have been transferred or vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Shareholder or with the consent of the Fund;

•

ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund or the Adviser, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences;

•	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or ERISA (as hereinafter defined) (collectively, “Special Laws or Regulations”), and the Fund determines that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares; or

•	it would be in the best interests of the Fund to redeem Shares.

Transfers of Shares

Shares are subject to restrictions on transferability. No transfer of Shares will be permitted by the Fund unless the transferee is an “Eligible Investor,” and, after the transfer, the value of the Shares beneficially owned by each of the transferor and the transferee is at least equal to the Fund’s minimum investment requirement.

The Fund’s organizational documents provide that each Shareholder has agreed to indemnify and hold harmless the Fund, the Board, the Advisers, the Administrator, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Shareholder in violation of these provisions or any misrepresentation made by such Shareholder in connection with any such transfer.

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MANAGEMENT OF THE FUND

The Trustees supervise the Fund’s affairs under the laws governing statutory trusts in the State of Delaware. The Trustees have approved the contracts under which certain companies provide essential management, administrative and shareholder services to the Fund.

Trustees and Officers

The Board of the Fund consists of five Trustees. Three Trustees have no affiliation or business connection with the Advisers or any of their affiliated persons and do not own any stock or other securities issued by the Advisers. These are the “non-interested” or “Independent Trustees.” The other two Trustees (the “Interested Trustees”) are affiliated with the Advisers. The biographies of each Trustee are described below.

Board Structure and Oversight Function

The Board’s leadership structure features a “Chairperson” and the “Board Committees” described below. The Chairperson participates in the preparation of the agenda for meetings of the Board and the preparation of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson also presides at all meetings of the Board and is involved in discussions regarding matters pertaining to the oversight of the management of the Fund between meetings.

The Board of Trustees operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund and Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund’s activities and associated risks. The Board of Trustees has established three standing committees: the “Audit Committee,” the “Nominating and Governance Committee” and the “Independent Trustees Committee.” The Audit Committee, the Nominating and Governance Committee, and the Independent Trustees Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee’s responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further under “Independent Trustees and the Committees.”

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risk, among others. The Board of Trustees oversees these risks as part of its broader oversight of the Fund’s affairs through various Board and committee activities. The Board has adopted, and periodically reviews, policies and procedures designed to address various risks to the Fund. In addition, appropriate personnel, including but not limited to the Fund’s Chief Compliance Officer, members of the Fund’s administration and accounting teams, representatives from the Fund’s independent registered public accounting firm, the Fund’s Treasurer and portfolio management personnel and independent valuation and brokerage evaluation service providers, make regular reports regarding the Fund’s activities and related risks to the Board of Trustees and the committees, as appropriate. These reports include, among others, quarterly performance reports and risk reports and discussions with members of the risk teams relating to each asset class. The Board’s committee structure allows separate committees to focus on different aspects of risk and the potential impact of these risks on the Fund and then report back to the full Board. In between regular meetings, Fund officers also communicate with the Trustees regarding material exceptions and items relevant to the Board’s risk oversight function.

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The Board recognizes that it is not possible to identify all of the risks that may affect the Fund, and that it is not possible to develop processes and controls to eliminate all of the risks that may affect the Fund. Moreover, the Board recognizes that it may be necessary for the Fund to bear certain risks (such as investment risks) to achieve its investment objective.

As needed between meetings of the Board, the Board, or a specific committee, receives and reviews reports relating to the Fund and engages in discussions with appropriate parties relating to the Fund’s operations and related risks.

Independent Trustees

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of Shareholders. Information about the Fund’s committees is provided below under “Independent Trustees and the Committees.”

The Trustees of the Fund, their birth years, addresses, positions held, lengths of time served, their principal business occupations during the past five years, the number of portfolios in the “Fund Complex” (defined below) currently overseen by each Independent Trustee and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Advisers and any registered funds that have an adviser that is an affiliate of the Advisers.

Name, Address and Birth Year	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/ Directorships Held Outside the Fund Complex**
Independent Trustees

Terry Prather c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1955	Trustee	Indefinite Length — Since May 2024	Chief Operating Officer, LIFT Orlando (community development organization) (2016-2023)	4	None

Tracy Schmidt c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1957	Trustee	Indefinite Length — Since Inception	Founder, Morning Star Advisory, LLC (consulting and advisory services) (since 2018); Enterprise Chief Financial Officer, Group President of Alternative Investments and Chief Operating Officer, CNL Financial Group (2004 – 2018)	4	None

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Name, Address and Birth Year	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/ Directorships Held Outside the Fund Complex**

Ron Sturzenegger c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1960	Trustee	Indefinite Length — Since Inception	Enterprise Business & Community Engagement Executive, Bank of America (2014 – 2018) Legacy Asset Servicing (LAS) Executive, Bank of America (2011—2015)	4	Director of KBS Real Estate Investment Trust II, Inc. (since 2019), and KBS Real Estate Investment Trust III, Inc. (since 2019)

*	Each Trustee serves an indefinite term, until his or her successor is elected.
**	This includes any directorships at public companies and registered investment companies held by the Trustee over the past five years.

The Trustees who are affiliated with the Advisers or affiliates of the Advisers (as set forth below) and their age, address, positions held, length of time served, principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Interested Trustee and the other directorships, if any, held by each Interested Trustees, are shown below.

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Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Trusteeships/ Directorships Held Outside the Fund Complex**
Interested Trustees

Tom Sittema c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1958	Chairperson of the Board of Trustees	Indefinite Length — Since Inception	Executive Chairman, StepStone Group Private Wealth LLC (Since 2020); Managing Director, RiverBridge Capital (Since 2018)	4	None

Bob Long c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1962	Trustee	Indefinite Length — Since Inception	CEO, StepStone Group Private Wealth LLC (Since 2019); Vice Chairman/ President, Star Mountain Capital (2016-2018)	4	None

*	Each Trustee serves an indefinite term, until his or her successor is elected.
**	This includes any directorships at public companies and registered investment companies held by the Trustee over the past five years.

The executive officers of the Fund, their birth years, addresses, positions held, lengths of time served and their principal business occupations during the past five years are shown below.

Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years
Executive Officers

Bob Long c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1962	President and Principal Executive Officer	Indefinite Length — Since Inception	See above

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Name, Age and Address	Position(s) Held with Registrant	Length of Time Served*	Principal Occupation(s) During Past 5 Years

Kimberly Zeitvogel c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1971	Treasurer and Principal Financial Officer	Indefinite Length — Since January 2023	Managing Director of Finance, StepStone Group Private Wealth LLC (Since 2020); Vice President of Finance, Millennium Advisors, LLC (2018-2020)

Tim Smith c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1968	Vice President	Indefinite Length — Since November 2023	CFO and COO of StepStone Group Private Wealth LLC (Since 2019); President of Carolon Capital (Since 2013)

Dean Caruvana c/o StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600 Charlotte, NC 28202 Birth Year: 1988	Secretary and Chief Compliance Officer	Indefinite Length — Since August 2023	General Counsel, StepStone Group Private Wealth LLC (Since 2023); Principal, Blue Owl Capital (2022-2023); Vice President, Blackrock (2018-2022)

*	Each officer serves an indefinite term, until his or her successor is elected.

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Advisers) as of June 30, 2024, is set forth in the table below.

Name of Trustee	Dollar Range of Equity Securities in the Fund(1), (2)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1), (2), (3)
Independent:
Terry Prather	None	None
Tracy Schmidt	Over $100,000	Over $100,000
Ron Sturzenegger	Over $100,000	Over $100,000

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Name of Trustee	Dollar Range of Equity Securities in the Fund(1), (2)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies (1), (2), (3)
Interested:
Tom Sittema	Over $100,000	Over $100,000
Bob Long	$10,001 – $50,000	Over $100,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or Over $100,000.
(2)	Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.
(3)

The Family of Investment Companies is defined as any two or more registered investment companies that (a) share the same investment adviser or principal underwriter; and (b) hold themselves out to investors as related companies for purposes of investment and investor services.

As to each Independent Trustee and his or her immediate family members, no person owned beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

As of July 1, 2024, all Trustees and Officers of the Fund, as a group, owned less than 0.42% of the Outstanding Shares of the Fund.

Independent Trustees and the Committees

Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Board has three committees: the Audit Committee, the Nominating and Governance Committee, and the Independent Trustees Committee.

The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, and distribution and underwriting agreements; continually reviewing fund performance; overseeing on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time.

The Board of Trustees has a separately-designated standing Audit Committee. The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Fund’s independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm’s duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Fund’s system of internal controls; and reviewing the valuation process. The Fund has adopted a formal, written Audit Committee Charter.

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The members of the Audit Committee of the Fund are Terry Prather, Tracy Schmidt and Ron Sturzenegger. None of the members of the Fund’s Audit Committee is an “interested person,” as defined under the 1940 Act, of the Fund (with such disinterested Trustees being “Independent Trustees” or individually, “Independent Trustee”). Each Independent Trustee is also “independent” from the Fund under the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The Chairperson of the Audit Committee of the Fund is Tracy Schmidt. The Audit Committee met five times during the year ended March 31, 2024.

The Board also has a Nominating and Governance Committee. The members of the Nominating and Governance Committee of the Fund are Terry Prather, Tracy Schmidt and Ron Sturzenegger, each of whom is an Independent Trustee. The Chairperson of the Nominating and Governance Committee is Ron Sturzenegger. The Nominating and Governance Committee identifies individuals qualified to serve as Independent Trustees on the Board and on committees of the Board and recommends such qualified individuals for nomination by the Fund’s Independent Trustees as candidates for election as Independent Trustees, advises the Board with respect to Board composition, procedures and committees, develops and recommends to the Board a set of corporate governance principles applicable to the Fund, monitors and makes recommendations on corporate governance matters and policies and procedures of the Board and any Board committees and oversees periodic evaluations of the Board and its committees.

The Fund’s Nominating and Governance Committee recommends qualified candidates for nominations as Independent Trustees. Persons recommended by the Fund’s Nominating and Governance Committee as candidates for nomination as Independent Trustees shall possess such experience, qualifications, attributes, skills and diversity so as to enhance the Board’s ability to manage and direct the affairs and business of the Fund, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law or regulation. While the Nominating and Governance Committee expects to be able to continue to identify from their own resources an ample number of qualified candidates for the Fund’s Board as they deem appropriate, they will consider nominations from Shareholders to the Board. Nominations from Shareholders should be in writing and sent to the Nominating and Governance Committee as described below under “Shareholder Communications.” The Nominating and Governance Committee met one time during the year ended March 31, 2024.

The Board also has an Independent Trustees Committee. The members of the Independent Trustees Committee of the Fund are Terry Prather, Tracy Schmidt and Ron Sturzenegger, each of whom is an Independent Trustee. The Chairperson of the Independent Trustees Committee is Ron Sturzenegger. The Independent Trustees Committee will review and approve, to the extent required, co-investment transactions entered into by the Fund and affiliated funds in accordance with the terms and conditions of the Fund’s co-investment exemptive relief. The Independent Trustees Committee is responsible for assessing the flow of information between our management and the Board and overseeing the annual approval process of the Advisory Agreement, Sub-Advisory Agreement and the Administration Agreement. The Independent Trustees Committee met one time during the year ended March 31, 2024.

Experience, Qualifications and Attributes

The Board has concluded, based on each Trustee’s experience, qualifications and attributes that each Board member should serve as a Trustee. The following is a brief summary of the information that led to and/or supports this conclusion.

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Biographies

Terry Prather

Terry Prather is a Trustee of StepStone Private Credit Income Fund. Mr. Prather is an experienced executive with focuses in hospitality & tourism industry, community organizations, and community development.

Prior to serving on various boards, Mr. Prather was the Chief Operating Officer of LIFT Orlando, a place-based community development organization that strengthens neighborhoods. Prior to LIFT Orlando, Mr. Prather served as President of SeaWorld Orlando and retired from SeaWorld Parks & Entertainment in 2015. Mr. Prather’s SeaWorld career started in maintenance and water quality for SeaWorld San Antonio in 1988 and served as Vice President of Operations at SeaWorld Orlando in 2010. Earlier in his career, Mr. Prather served as President of Six Flags America in Bowie, Maryland.

Mr. Prather graduated from Morehouse College. Mr. Prather currently serves on various boards including Visit Orlando (Chair), Dr. Phillips Charities (Chair), LIFT Orlando (Advisor), and the Smithsonian National Zoo in Washington, DC.

Tracy Schmidt

Tracy Schmidt is a Trustee of StepStone Private Venture and Growth Fund. Mr. Schmidt is a seasoned executive with over 40-years’ experience in investment management, logistics, finance, operations and administration. Mr. Schmidt is the founder of Morning Star Advisory, LLC where he provides advisory and consulting services to multi-generational families and companies primarily in the logistics and supply chain space. Mr. Schmidt is also co-founder and managing partner of Steward CW Holdings, LLC whose focus is to develop and operate a network of automated express car washes.

Prior to founding his current advisory business, Mr. Schmidt served as CNL Financial Group’s Enterprise Chief Financial Officer, Group President of Alternative Investments and Chief Operating Officer, overseeing and providing strategic leadership for the organization’s financial affairs and the alternative investments platform. Before joining CNL Financial Group, Mr. Schmidt served in various roles at FedEx Express including Senior Vice President and Chief Financial Officer. Early in his career, Mr. Schmidt served as a staff auditor at Ernst & Whinney.

Mr. Schmidt graduated from Christian Brothers University. Mr. Schmidt is an advisor, director and chair of the audit committee and member of the risk and executive committees of Gordon Food Service Holdings, Inc., a director of Pinnacle Realty Services, Inc. and a former director of the United States Chamber of Commerce. He also serves as a Senior Advisor to The Over-Haul Group, Inc. Mr. Schmidt is Chair Emeritus and founding chair of the Central Florida Regional Commission on Homelessness.

Ron Sturzenegger

Ron Sturzenegger is a Trustee of StepStone Private Venture and Growth Fund. Mr. Sturzenegger is a financial services executive, primarily focused on real estate related businesses. Most recently, Mr. Sturzenegger held concurrent executive positions overseeing Enterprise Business and Community Engagement and Legacy Asset Servicing at Bank of America. Mr. Sturzenegger also held roles within Bank of America (and legacy firms) as Global Head of Real Estate, Gaming and Lodging Investment Banking and Head of Real Estate Mergers and Acquisitions. Prior to joining Bank of America, Mr. Sturzenegger served in various roles at Morgan Stanley and Bain & Company.

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Mr. Sturzenegger graduated from Stanford University and Harvard Business School. Mr. Sturzenegger is an independent director and member of the audit committee and conflicts committee of KBS Real Estate Investment Trust II, Inc. and KBS Real Estate Investment Trust III, Inc. He is a member of the advisory board of the Stanford Professionals in Real Estate.

Shareholder Communications

Shareholders may send communications to the Fund’s Board of Trustees. Shareholders should send communications intended for the Fund’s Board by addressing the communications directly to that Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other Shareholder communications received by the Fund not directly addressed and sent to the Board of Trustees will be reviewed and generally responded to by management, and they will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Compensation

The Independent Trustees are paid an annual retainer of $50,000. The Chairperson of the Audit Committee is also paid an additional annual fee of $10,000. All Trustees are reimbursed for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

The following table shows information regarding the compensation received by the Trustees, none of whom is an employee of the Fund, for services as a Trustee for the fiscal year ended March 31, 2024. The Trustees who are “interested persons,” as defined in the 1940 Act, of the Fund and the Fund’s officers do not receive compensation from the Fund.

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund Complex Payable to Trustees
Independent:
Terry Prather	$50,000	$215,000
Tracy Schmidt	$60,000	$255,000
Ron Sturzenegger	$50,000	$215,000

Name of Trustee
Interested:
Bob Long		None
Tom Sittema		None

60,000

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a “Code of Ethics” for the Fund and approved Codes of Ethics adopted by the Adviser and the Sub-Adviser (collectively the “Codes”). The

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Codes are intended to ensure that the interests of Shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes apply to the personal investing activities of Trustees and officers of the Fund, the Adviser, and the Sub-Adviser (“Access Persons”). Rule 17j-1 under the 1940 Act and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes are complied with). Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC and are available to the public.

Investment Advisory, Sub-Advisory and Distribution Agreements

StepStone Private Wealth is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser was established in 2019. SPW is a wholly owned business of StepStone Group LP (the “Sub-Adviser” or “StepStone”). The Adviser is an investment platform designed to expand access to the private markets for high net worth investors. The Adviser intends to create innovative solutions for investors by focusing on convenience, efficiency and transparency. SPW’s mission is to convert the private market advantages enjoyed by institutional investors into opportunities for individual investors. Please see SPW’s website at www.stepstonepw.com for the most up-to-date information.

The Adviser serves as investment adviser to the Fund pursuant to an investment advisory agreement entered into between the Fund and the Adviser (the “Advisory Agreement”). The Adviser is responsible for the overall management of the Fund’s activities. The Adviser is responsible for formulating and updating (as needed) the overall investment strategy of the Fund. The Adviser is also responsible for the structuring and distribution functions for the Fund. In addition, the Adviser is responsible for the operational and governance aspects of the Fund, including the selection and management of the Fund’s service providers and the management of the Fund’s tender offers and distributions and dividend reinvestment plan. The Adviser is also responsible for the Fund’s SEC and other regulatory reporting obligations. The Adviser is subject to the ultimate supervision of, and any policies established by, the Board of Trustees.

StepStone is a global private markets investment firm focused on providing customized investment solutions and advisory and data services to its clients. StepStone’s clients include some of the world’s largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients. StepStone partners with its clients to develop and build portfolios designed to meet their specific objectives across all forms of private equity, private infrastructure, private real estate and private debt. As of March 31, 2024, StepStone oversaw $659 billion of private markets allocations, including $149 billion of assets under management.

StepStone Group Inc. is listed and trades on the Nasdaq Global Select Market under the trading symbol STEP. StepStone Group Inc. is the sole managing member of StepStone Group Holdings LLC, which in turn is the general partner of StepStone. Please see StepStone’s website at www.stepstonegroup.com for the most up-to-date information.

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The Sub-Adviser has entered into a sub-advisory agreement (“Sub-Advisory Agreement”) with the Adviser and is responsible for the day-to-day management of the Fund’s assets. The Sub-Adviser provides ongoing research, recommendations, and portfolio management regarding the Fund’s investment portfolio subject to the overall supervision of the Adviser and the Fund’s officers and Board of Trustees.

The offices of the Adviser are located at 128 S Tryon St., Suite 1600, Charlotte NC 28202, and its telephone number is (704) 215-4300. The Adviser or its designee maintains the Fund’s accounts, books and other documents required to be maintained under the 1940 Act at 128 S Tryon St., Suite 1600, Charlotte, NC 28202.

Approval of the Advisory Agreement

The Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable by the Fund without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the advisory and other services provided by the Adviser to the Fund, the Fund pays an annual Management Fee of 1.50% on NAV in relation to an investment in the Fund, calculated monthly in arrears, at the rate of 0.1250% per month of the value of the Fund’s month-end net assets.

At the end of each calendar month, the Advisers are entitled to accrue an Incentive Fee in an amount equal to 15% of the excess, if any, of (i) the Net Profits of the Fund for the relevant month over (ii) the then balance, if any, of the Loss Recovery Account. The Incentive Fee is incorporated in the Fund’s monthly NAV and paid annually at the end of the calendar year to the Advisers.

For the purposes of the Incentive Fee, “Net Profits” means the amount by which the NAV of the Fund on the last day of the relevant month exceeds the NAV of the Fund as of the beginning of the same month, including any net change in unrealized appreciation or depreciation of investments, realized income and gains or losses, expenses (including offering and organizational expenses) and excluding contributions and repurchases. The Fund maintains a Loss Recovery Account which had an initial balance of zero and is (A) increased upon the close of each calendar month by the amount of the net losses of the Fund for the month, and (B) decreased (but not below zero) upon the close of each calendar month by the amount of the Net Profits of the Fund for the month. Shareholders benefit from the Loss Recovery Account in proportion to their holdings.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Advisory Agreement, the Adviser is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

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A discussion of the factors considered by the Fund’s Board of Trustees in approving the Advisory Agreement is available in the Fund’s annual report on Form N-CSR for the period ended March 31, 2024.

Approval of the Sub-Advisory Agreement

The Adviser has entered into a Sub-Advisory Agreement with StepStone Group LP. The Sub-Adviser provides the Fund with non-discretionary investment advisory services subject to the overall supervision of the Adviser and the Fund’s officers and Board of Trustees. As consideration for services provided by the Sub-Adviser, the Adviser pays 50% of the Management Fee proceeds to the Sub-Adviser on a monthly basis. Additionally, the Adviser pays 60% of the Incentive Fee proceeds to the Sub-Adviser each year.

A description of the factors considered by the Fund’s Board of Trustees in approving the Sub-Advisory Agreement is available in the Fund’s annual report on Form N-CSR for the period ended March 31, 2024.

Approval of the Administration Agreement

The Administrator serves as the Fund’s administrator pursuant to an Administration Agreement. The principal office of the Administrator is located at 128 S Tryon St., Suite 1600, Charlotte, NC 28202. The Administration Agreement continues in effect so long as such continuance is approved at least annually by the Fund’s Board, including a majority of Independent Trustees.

Under the terms of the Administration Agreement, the Fund pays the Administrator the Administration Fee in an amount up to 0.23% on an annualized basis of the Fund’s net assets. The Administration Fee is calculated based on the Fund’s month-end net asset value and payable monthly in arrears. The Administration Fee is an expense paid out of the Fund’s net assets.

Distributor

UMB Distribution Services, LLC serves as the Fund’s Distributor pursuant to a distribution agreement (“Distribution Agreement”). The principal office of the Distributor is located at 235 West Galena Street, Milwaukee, Wisconsin 53212. Under the Distribution Agreement, the Distributor, as agent of the Fund, agrees to distribute the Fund’s Shares at an offering price equal to the Fund’s then current NAV per Share, plus the applicable sales load. The Distribution Agreement continues in effect so long as such continuance is approved at least annually by the Fund’s Board, including a majority of those Trustees who are not parties to such Distribution Agreement nor interested persons of any such party.

Other Accounts Managed by the Portfolio Manager

Because the portfolio manager may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Advisers may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio manager may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Advisers have proprietary investments in certain accounts, where portfolio manager has personal

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investments in certain accounts or when certain accounts are investment options in the Advisers’ employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Advisers manage accounts that engage in short sales of securities of the type in which the Fund invests, the Advisers could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Advisers have adopted allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows information regarding accounts (other than the Fund) managed by the named portfolio manager as of March 31, 2024:

Brian Borton	Number of Accounts(1)	Total Assets in Accounts ($ billion)
Registered Investment Companies	—	$—
Other Pooled Investment Vehicles	5	$1.6
Other Accounts	1	$0.2

(1)	StepStone receives performance-based fees from 5 accounts with approximately $1.6 billion of total assets.

Securities Ownership of Portfolio Manager

As of March 31, 2024, the dollar range of securities beneficially owned by the named portfolio manager in the Fund is shown below:

Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Brian Borton	$10,001–$50,000

(1)	Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

Portfolio Manager Compensation Structure

The Sub-Adviser’s philosophy on compensation is to provide senior professionals’ incentives that are tied to both short-term and long-term performance of the firm. All investment professionals are salaried. Further, all investment professionals are eligible for a short-term incentive bonus each year that is discretionary and based upon the professional’s performance, as well as the performance of the business.

For his service as portfolio manager to the Fund, Mr. Borton receives a salary, a discretionary bonus, and certain retirement benefits from the Sub-Adviser. Additionally, Mr. Borton has equity interests in the Sub-Adviser and indirectly benefit from the success of the Fund based on his ownership interest.

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Proxy Voting Policies and Procedures and Proxy Voting Record

Investments in the Investment Funds and some Direct Investments do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals seeking the consent of or voting by holders (“proxies”). The Fund has delegated any voting of proxies in respect of portfolio holdings to the Adviser to vote the proxies in accordance with the Adviser’s proxy voting guidelines and procedures. In general, the Adviser believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund. The Adviser has further delegated the voting of proxies to the Sub-Adviser.

The Sub-Adviser will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Sub-Adviser will generally vote in favor of management or investor proposals that the Sub-Adviser believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Sub-Adviser will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Fund. In exercising its voting discretion, the Sub-Adviser will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Sub-Adviser, the Sub-Adviser will make written disclosure of the conflict to the Independent Trustees indicating how the Sub-Adviser proposes to vote on the matter and its reasons for doing so.

Under certain circumstances, the Fund may hold its interests in the Investment Funds in non-voting form. In such cases where only voting securities are available for purchase by the Fund, in all, or substantially all, instances, the Fund will seek to create by contract the same result as owning a non-voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

Third Parties

To assist in its responsibility for voting proxies, the Sub-Adviser may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Sub-Adviser by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Sub-Adviser may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Board would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available in the SAI on our website at stepstonepw.com and on the SEC’s website at www.sec.gov. The Fund shall file an annual report of each proxy voted with respect to portfolio securities of the Fund during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

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PORTFOLIO TRANSACTIONS

Since the Fund generally acquires and disposes of its investments in privately negotiated transactions, it infrequently uses brokers in the normal course of business.

Subject to policies established by the Fund’s Board, the Advisers are primarily responsible for the execution of any traded securities in the Fund’s portfolio and the Fund’s allocation of brokerage commissions. The Advisers do not expect to execute transactions through any particular broker or dealer but seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operations facilities of the firm, and the firm’s risk and skill in positioning blocks of securities.

While the Advisers generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisers may select a broker based partly upon brokerage or research services provided to the Advisers and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the Advisers determine in good faith that such commission is reasonable in relation to the services provided.

For the fiscal year ended March 31, 2024, the Fund paid $0 in brokerage commissions.

CONFLICTS OF INTEREST

The Advisers

The Advisers or their affiliates provide or may provide investment advisory and other services to various entities. The Advisers and certain of their investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Advisers and their affiliates, “Other Accounts”). The Fund has no interest in these activities. The Adviser and its affiliates may receive payments from Investment Managers in connection with such activities. As a result of the foregoing, the Adviser and the investment professionals who, on behalf of the Adviser, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Advisers will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Advisers will commit the Fund’s assets. There also may be circumstances under which the Advisers will make investments for Other Accounts in which the Advisers do not invest on behalf of the Fund, or vice versa.

Investment opportunities are made available to the Fund and other StepStone clients where the investment is within the parameters of the applicable strategy. Further, investment opportunities may arise where there is more demand from the Fund and other StepStone clients for a particular investment opportunity than supply. StepStone has adopted an Allocation Policy designed to reasonably ensure that all of its clients will be treated fairly and equitably over time. Please refer to “Investment Program — StepStone Allocation Policy” in the Prospectus.

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The 1940 Act imposes significant limits on co-investments with affiliates of the Fund. The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest alongside its affiliates in Private Market Assets. However, the SEC exemptive order contains certain conditions that limit or restrict the Fund’s ability to participate in such transactions, including, without limitation, where StepStone advised funds have an existing investment in the operating company or Investment Fund.

The Adviser also intends to compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof (“financial intermediaries”) in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall NAV of the Fund, or a fee determined in some other method by negotiation between the Adviser and such financial intermediaries. Financial intermediaries may also charge investors, at the financial intermediaries’ discretion, a placement fee based on the purchase price of Shares purchased by the investor. As a result of the various payments that financial intermediaries may receive from investors and the Adviser, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Financial intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Advisers, Investment Funds or portfolio companies or investment vehicles managed or sponsored by the Advisers or Investment Managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a financial intermediary. As such, certain conflicts of interest may exist between such persons and a financial intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or the Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial intermediaries that invest in an Investment Fund or a portfolio company may do so on terms that are more favorable than those of the Fund.

Financial intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a financial intermediary to encourage investment in the Fund, independent of a prospective Shareholder’s objectives.

A financial intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A financial intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A financial intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor,

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distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, recordkeeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender. A financial intermediary is expected to provide certain such services to the Fund in connection with the Fund obtaining a credit facility, if any such facility is obtained.

In addition, issuers of securities held by the Fund or its underlying Investment Funds may have publicly or privately traded securities in which a financial intermediary is an investor or makes a market. The trading activities of financial intermediaries generally will be carried out without reference to positions held by the Fund or its underlying Investment Funds and may have an effect on the value of the positions so held, or may result in a financial intermediary having an interest in the issuer adverse to the Fund or the underlying Investment Funds. No financial intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or its underlying Investment Funds has an interest.

A financial intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.

Set out below are practices that the Advisers may follow. Although the Advisers anticipate that the Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will abide by, and comply with, its stated practices. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than Private Market Assets.

Participation in Investment Activities

Directors, principals, officers, employees and affiliates of the Advisers may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Advisers, or by the Advisers for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or an Investment Fund.

Other Matters

An Investment Manager may, from time to time, cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Advisers and their affiliates will not purchase securities or other property from, or sell securities or other property to the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Advisers determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

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Future investment activities of the Advisers and their affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular Shareholder or to Shareholders who may be subject to special treatment under federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, Shareholders who are not “United States Persons” (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective Shareholders and Shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS OR CO-INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

It is expected that the Fund will qualify for treatment as a regulated investment company (“RIC”) under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to Shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal corporate income taxes on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

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In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, determined under prescribed rules for this purpose (which is generally determined on the basis of the one-year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses), and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to Shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such Shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by such Investment Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

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Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10 million (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of the Fund’s taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the private market assets. While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to Shareholders. In addition, all distributions (including distributions of net capital gain) made to Shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund will ordinarily declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least once a year. The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. After the end of each calendar year, Shareholders will be provided a Form 1099, containing information regarding the amount and character of distributions received from the Fund during the calendar year.

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on any dividends or other distributions that they receive from the Fund. Distributions from net investment income and net short-term capital gain generally will be characterized as ordinary income (which generally cannot be offset with

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capital losses from other sources), and, to the extent attributable to dividends from U.S. corporations, may be eligible for a dividends-received deduction for Shareholders that are corporations. Further, to the extent the dividends are attributable to dividends from U.S. corporations and certain foreign corporations, such dividends may, in certain cases, be eligible for treatment as “qualified dividend income,” which is generally subject to tax at rates equivalent to long-term capital gain tax rates, by Shareholders that are individuals. Distributions from net capital gain (typically referred to as a “capital gain dividend”) will be characterized as long-term capital gain, regardless of how long Shares have been held by the Shareholder and will not be eligible for the dividends-received deduction or treatment as “qualified dividend income.” However, if the Shareholder received any long-term capital gain distributions in respect of the repurchased Shares (including, for this purpose, amounts credited as undistributed capital gains in respect of those Shares) and held the repurchased Shares for six months or less, any loss realized by the Shareholder upon the repurchase will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distributions. Distributions by the Fund that are or are considered to be in excess of the Fund’s current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital to the extent of (and in reduction of) a Shareholder’s tax basis in its Shares and any such amount in excess of such tax basis will be treated as gain from the sale of Shares, as discussed below. Similarly, as discussed below at “Income from Repurchases and Transfers of Shares,” if a repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may, in connection with such repurchase or transfer, be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares repurchased or transferred. In such case, the tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the tax basis of any remaining Shares held by the Shareholder.

The tax treatment of the Fund’s distributions from net investment income and capital gains generally will be the same whether the Shareholder takes such distributions in cash or reinvests them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may report the retained amount as undistributed capital gains to its Shareholders, who will be treated as if each Shareholder received a distribution of his or her pro rata share of such gain, with the result that each Shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

For taxable years beginning before January 1, 2026, individuals (and certain other non-corporate entities) are generally eligible for a 20% deduction with respect to taxable ordinary real estate investment trust (“REIT”) dividends. Applicable Treasury regulations allow RICs to pass through to shareholders such taxable ordinary REIT dividends. Accordingly, individual (and certain other non-corporate) Shareholders of the Fund that have received such taxable ordinary REIT dividends may be able to take advantage of this 20% deduction with respect to any such amounts passed through.

Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more

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frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

An additional 3.8% tax will be imposed in respect of the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts to the extent such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain. Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

Income from Repurchases and Transfers of Shares

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a Shareholder does not tender all of his or her Shares, such repurchase or transfer may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase or transfer may constitute a dividend to the Shareholder to the extent of such Shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits.

If the repurchase or transfer of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the Shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the Shareholder for one year or less.

Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased or transferred by the Fund are replaced (including through reinvestment of dividends) either with Shares or substantially identical securities within a period of 61 days beginning 30 days before and ending 30 days after the repurchase of the Shares. If disallowed, the loss will be reflected as an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses may be subject to statutory limitations.

If the repurchase or transfer of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares.

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The tax basis in the Shares repurchased or transferred by the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be added to the tax basis of any remaining Shares held by the Shareholder.

The Fund generally will be required to report to the IRS and each Shareholder the cost basis and holding period for each respective Shareholder’s Shares repurchased or transferred by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If a Shareholder wishes to accept the average cost method as its default cost basis calculation method in respect of Shares in its account, the Shareholder does not need to take any additional action. If, however, a Shareholder wishes to affirmatively elect an alternative cost basis calculation method in respect of its Shares, the Shareholder must contact the Administrator to obtain and complete a cost basis election form. The cost basis method applicable to a particular Share repurchase may not be changed after the valuation date established by the Fund in respect of that repurchase or Share transfer. Shareholders should consult their tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

A sale of Shares, other than in the context of a repurchase or transfer of Shares by the Fund, generally will have the same tax consequences as described above in respect of a Share repurchase or transfer that qualifies for “sale or exchange” treatment.

If a Shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (generally, $2,500,000 or more for an individual Shareholder or $10,000,000 or more for a corporate Shareholder), the Shareholder must file with the IRS a disclosure statement on an IRS Form 8886. Direct investors of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

Other Considerations

Unless and until the Fund is considered under the Code to be a “publicly offered regulated investment company,” for purposes of computing the taxable income of U.S. Shareholders that are individuals, trusts or estates, (1) the Fund’s earnings will be computed without taking into account such U.S. Shareholders’ allocable shares of the Management Fees and certain other expenses, (2) each such U.S. Shareholder will be treated as having received or accrued a dividend from the Fund in the amount of such U.S. Shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such U.S. Shareholder will be treated as having paid or incurred such U.S. Shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such U.S. Shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. stockholder. For taxable years beginning before 2026, miscellaneous itemized deductions generally are not deductible by a U.S. Shareholder that is an individual, trust or estate. For taxable years beginning in 2026 or later, miscellaneous itemized deductions generally are deductible by a U.S. Shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. Shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. stockholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 68 of the Code. In addition, if the Fund is not treated as a “publicly offered regulated investment company,” the Fund will be subject to limitations on the deductibility of certain “preferential dividends” that are distributed to U.S. stockholders on a non-pro-rata basis. A “publicly offered regulated investment company” is a RIC whose equity interests are (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, or (iii) held by at least 500 persons at all times during the taxable year.

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Fund Investments

The Fund invests a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

Some of the income that the Fund may earn directly or through an Investment Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to Shareholders.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS OR CO-INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF BOTH THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss in accordance with Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables

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or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income. Finally, all or a portion of any gain realized from engaging in “conversion transactions” (as defined in the Code to generally include certain transactions designed to convert ordinary income into capital gain) may be characterized as ordinary income.

Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised both at October 31 of each calendar year as well as at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly an Investment Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund,

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enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund, or possibly an Investment Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, REITs, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Investment Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests even if such income is distributed as a taxable dividend by the Fund to its Shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be able to be made with respect to many PFICs because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, an election can be made to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above).

Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

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If the Fund holds 10% or more (by vote or value) of the interests treated as equity for U.S. federal income tax purposes in a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under applicable final Treasury regulations, certain income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income under the gross income test for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or the included income is derived with respect to the Fund’s business of investing in stocks and securities. The Fund may be restricted in its ability to make QEF elections with respect to the Fund’s holdings in Investment Funds and other issuers that could be treated as PFICs or implement certain restrictions with the respect to any Investment Funds or other issuers that could be treated as CFCs in order to limit the Fund’s tax liability or maximize the Fund’s after-tax return from these investments.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, Shareholders and prospective Shareholders should consider the potential state and local tax consequences associated with an investment in the Fund. The Fund may become subject to income and other taxes in states and localities based on the Fund’s investments in entities that conduct business in those jurisdictions. Shareholders will generally be taxable in their state of residence with respect to their income or gains earned and distributed by the Fund as dividends for U.S. federal income tax purposes, or the amount of their investment in the Fund.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its Shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, Shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

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Information Reporting and Backup Withholding

Information returns will generally be filed with the IRS in connection with distributions made by the Fund to Shareholders unless Shareholders establish they are exempt from such information reporting (e.g., by properly establishing that they are classified as corporations for U.S. federal tax purposes). Additionally, the Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable dividends and repurchase proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers, generally on an IRS Form W-9, or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but they may be required to demonstrate their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to Shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt Shareholders (including, among others, individual retirement accounts (“IRAs”), 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the US, federally tax-exempt Shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A tax-exempt Shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

Foreign Shareholders

U.S. taxation of a Shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“Foreign Shareholder”) as defined in the Code, depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the Foreign Shareholder), which tax is generally withheld from such distributions. Capital gain dividends and any amounts retained by the Fund which are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate), unless the Foreign Shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. In order to qualify for any reduction or exemption from U.S. withholding tax, a Foreign Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS

40

Form W-8EXP, or an acceptable substitute or successor form). However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Any capital gain that a Foreign Shareholder realizes upon a repurchase of Shares or otherwise upon a sale or exchange of Shares will ordinarily be exempt from U.S. tax unless, in the case of a Foreign Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Foreign Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Foreign Shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a Foreign Shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the Foreign Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption in the manner discussed above.

The tax consequences to a Foreign Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act

The Fund is required under the Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code to withhold U.S. tax (at a 30% rate) on payments of amounts treated as dividends for U.S. federal income tax purposes made to certain non-U.S. entities (including financial intermediaries) that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the Treasury of U.S.- owned foreign investment accounts unless various U.S. information reporting and diligence requirements (that are in addition to and significantly more onerous than, the requirement to deliver an applicable U.S. nonresident withholding tax certification form (e.g., IRS Form W-8BEN)) and certain other requirements have been satisfied. The information required to be reported includes the identity and taxpayer identification number of each account holder and transaction activity within the holder’s account. Persons located in jurisdictions that have entered into an intergovernmental agreement with the U.S. to implement FATCA may be subject to different rules. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

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Other Taxation

The foregoing represents a summary of the general tax rules and considerations affecting Shareholders and the Fund’s operations, and neither purports to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, other state, local, and foreign taxes, estate and inheritance taxes, or intangible property taxes, that may be imposed by various jurisdictions. The Fund also may be subject to additional state, local, or foreign taxes that could reduce the amounts distributable to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Shareholders should consult their own tax advisors regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should carefully review those section of the Prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.

ERISA AND CERTAIN OTHER CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan, or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Code (an “ERISA Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards.

An ERISA Plan that proposes to invest in the Fund may be required to represent to the Board of Trustees that it, and any fiduciaries responsible for such ERISA Plan’s investments, are aware of and understand the Fund’s investment objective; policies and strategies; that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan; and that the decision to invest plan assets in the Fund is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and the Code, as applicable.

Certain prospective Benefit Plan Shareholders may currently maintain relationships with the Advisers or their affiliates. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA Plan assets for the benefit of a party in interest, and also prohibits (or penalizes) an ERISA Plan fiduciary from using its position to cause such ERISA Plan to make an investment from which it or certain third-parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan Shareholders should consult with their own counsel and other advisors to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code or is otherwise inappropriate. Fiduciaries of ERISA Plan Shareholders may be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice of such affiliated persons as a basis for the decision to invest in the Fund.

Employee benefit plans or similar arrangements which are not subject to either ERISA or the related provisions of the Code may be subject to other rules governing such plans, and such plans are not addressed above; fiduciaries of employee benefit plans or similar arrangements which are not subject to ERISA, whether or not subject to the Code, should consult with their own counsel and other advisors regarding such matters.

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The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ERISA PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISERS, OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY ERISA PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO ERISA PLANS GENERALLY OR TO ANY PARTICULAR ERISA PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR ERISA PLANS GENERALLY OR FOR ANY PARTICULAR ERISA PLAN.

ADMINISTRATOR AND SUB-ADMINISTRATOR

The Administrator, when providing services under the administration agreement, serves as the Fund’s administrator and will provide certain administrative and fund accounting services to the Fund. Under the terms of an administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator is responsible for, among other things, certain administration, accounting and investor services for the Fund. In consideration for these services, the Fund pays the Administrator the Administration Fee in an amount up to 0.23% on an annualized basis of the Fund’s net assets. The Administration Fee is calculated based on the Fund’s month-end net asset value and payable monthly in arrears. The Administration Fee is an expense paid out of the Fund’s net assets. The Administrator’s principal business address is 128 S Tryon St., Suite 1600, Charlotte, NC 28202.

The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the responsibilities, obligations or duties thereunder, neither the Administrator nor its shareholders, officers, directors, employees, agents or control persons shall be liable for any act or omission in connection with or arising out of any services rendered under the Administration Agreement.

UMB Fund Services, Inc. serves as the Fund’s sub-administrator (the “Sub-Administrator”) and performs certain sub-administration and sub-accounting services for the Fund. In consideration of the sub-administrative services and sub-accounting services provided by the Sub-Administrator to the Fund, the Administrator pays the Sub-Administrator from the proceeds of the Administration Fee a sub-administration fee (the “Sub-Administration Fee”) in an amount up to 0.08% on an annualized basis of the Fund’s net assets, subject to a minimum annual fee. The Sub-Administration Fee is calculated based on the Fund’s month-end net asset value and payable monthly in arrears. The Sub-Administrator’s principal business address is 235 West Galena Street, Milwaukee, Wisconsin 53212.

CUSTODIAN AND TRANSFER AGENT

UMB Bank, N.A. (the “Custodian”) serves as the custodian of the Fund’s assets and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Advisers or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 928 Grand Blvd., 5th Floor, Kansas City, Missouri 64106.

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UMB Fund Services, Inc. serves as Transfer Agent with respect to maintaining the registry of the Fund’s Shareholders and processing matters relating to subscriptions for, and repurchases of, Shares. The Transfer Agent’s principal business address is 235 West Galena Street, Milwaukee, Wisconsin 53212.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is One Manhattan West, New York, NY 10001.

DISTRIBUTOR

UMB Distribution Services, LLC acts as the distributor of the Fund’s Shares. The Distributor’s principal business address is 235 West Galena Street, Milwaukee, Wisconsin 53212.

LEGAL COUNSEL

Dechert LLP, New York, New York, acts as legal counsel to the Fund. Its principal business address is 1095 Avenue of the Americas, New York, NY 10036.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the Fund, as of July 1, 2024, the following persons owned of record or beneficially 5% or more of the outstanding Shares of a class. As of July 1, 2024, to the knowledge of the Fund, the officers and trustees of the Fund as a group beneficially owned 0.42% of the Fund.

Class	Name & Address	Percentage of Class
Class I	Felicitas SPV I LP 65 N Raymond Ave Suite 315 Pasadena, CA 91103	10.51%
Class D	NFS LLC FBO Pollock Foundation 2626 Howell ST Suite 830 Dallas, TX 75204	16.97%
Class D	NFS LLC FBO Pollock Living Trust 2626 Howell St Suite 830 Dallas, TX 75204	37.66%
Class T	Community National Bank FBO Jackie D Palmer IRA 2771 Paces Lookout Ln SE Atlanta, GA 30339	14.62%
Class T	StepStone Group LP 4225 Executive Sq Ste 1600 La Jolla, CA 92037	17.60%

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Class	Name & Address	Percentage of Class
Class T	Community National Bank FBO David Allegood 2063 Northside Dr NW Atlanta, GA 30305	19.49%
Class T	Community National Bank Cust FBO France & Mary Allegood Revocable Trust 205 Torrington Blvd Thomasville, GA 31757	24.01%
Class T	John N Eberhard Irrevocable Trust 1623 Central Ave Cheyenne, WY 82001	24.27%

As of the date of this Prospectus, there were no Shareholders that held greater than 25% of the voting securities of the Fund. A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. Control persons could have the ability to vote a majority of the shares of a fund on any matter requiring the approval of shareholders of such fund.

REPORTS TO SHAREHOLDERS

By January 31 of the following year, Shareholders will be provided a Form 1099, containing information regarding the amount and character of distributions received from the Fund during the preceding calendar year. The Fund will prepare and transmit to its Shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Fund’s operations during such period also will be made available to the Fund’s Shareholders.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on March 31. The 12-month period ending September 30 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related report of Ernst & Young LLP, the independent registered public accounting firm, are herein incorporated by reference from the Fund’s annual report for the period ended March 31, 2024. The Fund’s annual report and semi-annual reports are available upon request, without charge, by calling (704) 215-4300, by visiting the Fund’s website at www.stepstonepw.com or on the SEC’s website at www.sec.gov.

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ANNEX A STEPSTONE GROUP PRIVATE WEALTH LLC

PROXY VOTING POLICY

Pursuant to Rule 206(4)-6 and Rule 204-2 under the Advisers Act, it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Advisers Act, for an investment adviser to exercise voting authority with respect to client securities, unless (A) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, (B) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (C) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.

VOTING PROXIES

The Sub-Adviser is responsible for voting proxies on behalf of the Fund. The Sub-Adviser must vote proxies in a way that is consistent with the Sub-Adviser’s fiduciary duty to the Fund, and any investment policy of the Fund and maintain records of proxies voted, together with a brief explanation why votes were cast in a particular way.

The Sub-Adviser, as a matter of policy and as a fiduciary to the Fund, has responsibility for voting proxies for portfolio securities consistent with the best economic interest of the Fund. The Sub-Adviser’s policy and practice includes the responsibility to monitor corporate actions, receive and vote client proxies and disclose any potential conflicts of interest as well as make information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

The Sub-Adviser has adopted the following procedures to implement StepStone’s firm policy in regard to the Fund.

Voting Procedures

All investment professionals will forward any proxy materials received on behalf of the Fund to the Sub-Adviser’s Chief Compliance Officer, as applicable.

The Sub-Adviser’s Chief Compliance Officer, as applicable, will verify the Fund holds the security to which the proxy relates.

Absent material conflicts, the investment professionals responsible for the investment to which the proxy materials relate, in consultation with Sub-Adviser’s Chief Compliance Officer will determine how the Sub-Adviser should vote the proxy in accordance with applicable voting guidelines, complete the proxy, and vote the proxy in a timely and appropriate manner.

Voting Guidelines

The Sub-Adviser will vote proxies in the best interests of the Fund. The Sub-Adviser’s policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client or as documented in the file by Sub-Adviser’s Chief Compliance Officer, as applicable. Clients of the Sub-Adviser, outside of the Fund, are permitted to place reasonable restrictions on the Sub-Adviser’s voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

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The Sub-Adviser will generally vote in favor of routine corporate housekeeping proposals such as to change capitalization (e.g., increase the authorized number of common or preferred shares of stock (to the extent there are not disproportionate voting rights per preferred share)), the election of directors, setting the time and place of the annual meeting, change of fiscal year, change of name, and selection of auditors absent conflicts of interest raised by an auditor’s non-audit services.

In the case of non-routine matters, voting decisions will generally be made in support of management, unless it is believed that such recommendation is not in the best interests of the Fund. On a case-by-case basis, the Sub-Adviser will decide non-routine matters, taking into account the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices. These matters include, but are not limited to, change of domicile, change in preemptive rights or cumulative voting rights, compensation plans, investment restrictions for social policy goals, precatory proposals, classification of the board of directors, poison pill proposals or amendments, recapitalizations, and super-majority voting.

The Sub-Adviser will abstain from voting if it is determined to be in the best interests of the Fund. In making such a determination, various factors will be considered, including, but not limited to, the costs associated with exercising the proxy (e.g., travel or translation costs) and any legal restrictions on trading resulting from the exercise of the proxy. In consultation with the Sub-Adviser’s Chief Compliance Officer, as applicable, the Sub-Adviser may also consider any special regulatory implications applicable to the client or the Sub-Adviser resulting from the exercise of the proxy.

Conflicts of Interest

The Sub-Adviser will identify any conflicts that exist between the interests of the Sub-Adviser and the client by reviewing the relationship of the Sub-Adviser with the issuer of each security to determine if the Sub-Adviser or any of its employees has any financial, business or personal relationship with the issuer.

If a material conflict of interest exists, the Sub-Adviser’s Chief Compliance Officer, as applicable, will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third-party voting recommendation.

The Sub-Adviser will maintain a record of the resolution of any conflict of interest.

Recordkeeping

The Sub-Adviser’s Chief Compliance Officer, as applicable, shall retain the following proxy records in accordance with the SEC’s five-year retention requirement.

•	These policies and procedures and any amendments.

•	Each proxy statement that the Sub-Adviser receives.

•	A record of each vote that the Sub-Adviser casts.

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•

Any document the Sub-Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision including periodic reports to the Sub-Adviser’s Chief Compliance Officer or proxy committee, if applicable.

•	A copy of each written request from the Board for information on how the Sub-Adviser voted the Fund’s proxies, and a copy of any written response.

Private Markets Investments

Investments in private assets are often subject to contractual agreements among the investors in the fund or company. If the Sub-Adviser has the authority to vote with respect to the interests, it will exercise its rights in accord with its contractual obligations and, if its vote is not constrained by contract, the Sub-Adviser will determine how to vote based on the principles described above. Records relating to the vote will be kept for the five-year retention period.

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PART C

(1)	Financial Statements:

Part A: Financial Highlights.

Part B: Incorporated by reference to the Fund’s annual report for the period ended March 31, 2024, filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

(2)	Exhibits:

(a)(1)	Certificate of Trust. (1)

(a)(2)	Certificate of Amendment, dated November 10, 2022, to the Certificate of Trust. (6)

(a)(3)	Declaration of Trust. (1)

(a)(4)	Amended and Restated Agreement and Declaration of Trust. (4)

(b)	By-Laws. (4)

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Dividend Reinvestment Plan. (4)

(f)	Not Applicable.

(g)(1)	Investment Advisory Agreement. (5)

(g)(2)	Sub-Advisory Agreement. (4)

(h)	Distribution Agreement. (7)

(i)	Not Applicable.

(j)(1)	Custody Agreement. (5)

(k)(1)(a)	Administration Agreement. (4)

(k)(1)(b)	Sub-Administration Agreement. (5)

(k)(1)(c)	Fund Accounting Agreement. (5)

(k)(2)	Form of Expense Limitation and Reimbursement Agreement. (4)

(k)(3)	Distribution and Shareholder Services Plan. (4)

(k)(4)	Multiple Class Plan Pursuant to Rule 18f-3. (4)

(k)(5)	Transfer Agency Services Agreement. (5)

(l)	Opinion and Consent of Dechert LLP. (8)

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm. (8)

(o)	Not Applicable.

(p)	Subscription Agreement. (5)

(q)	Not Applicable.

(r)(1)	Joint Code of Ethics of the Registrant and the Adviser. (4)

(r)(2)	Code of Ethics of the Adviser and Sub-Adviser. (7)

(s)(1)	Powers of Attorney. (8)

(1)	Incorporated by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 filed on March 22, 2022.
(2)	Incorporated by reference to Exhibit (h)(1) of StepStone Private Markets’ Amendment No. 9 to its Registration Statement on Form N-2 filed on September 17, 2020.
(3)	Incorporated by reference to Exhibit (h)(2) of StepStone Private Markets’ Amendment No. 9 to its Registration Statement on Form N-2 filed on September 17, 2020.
(4)	Incorporated by reference to the corresponding exhibit of Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 14, 2022.
(5)	Incorporated by reference to the corresponding exhibit of Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on July 1, 2022.
(6)	Incorporated by reference to the corresponding exhibit of Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 filed on November 14, 2022.
(7)	Incorporated by reference to the corresponding exhibit of Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 filed on July 28, 2023.
(8)	Filed herewith.

MARKETING ARRANGEMENTS

Not Applicable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Blue Sky Fees	$25,500
Printing	$25,000
Registration Fees	$50,000
Legal Fees	$125,000
Total	$225,000

PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

As of June 30, 2024, each of SPRING I LLC (“SPRING”), a Delaware limited liability company, as well as SPRING Cayman LLC (“SPRING Cayman” and collectively with SPRING, the “Subsidiaries”), a limited liability company registered in the Cayman Islands, are wholly owned by the Registrant. The Subsidiaries’ financial statements are and will be included, on a consolidated basis, in the Registrant’s annual and semi-annual reports to shareholders.

No other person is directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by SPW, the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-117639).

NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of July 1, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class D	34
Shares of Beneficial Interest, Class I	2,727
Shares of Beneficial Interest, Class S	920
Shares of Beneficial Interest, Class T	6

INDEMNIFICATION

Reference is made to Article 5.2 of the Fund’s Agreement and Declaration of Trust filed as Exhibit (a) (3) to this Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Advisers, officers and controlling persons of the Fund pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by the Advisers, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by the Advisers, officer or controlling person, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Fund hereby undertakes that it will apply the indemnification provisions of the Agreement and Declaration of Trust in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, so long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect. The Fund, in conjunction with the Advisers and the Fund’s Board of Trustees, maintains insurance on behalf of any person who is or was an Independent Trustee, officer, employee, or agent of the Fund, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Fund pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Fund itself is not permitted to indemnify.

BUSINESS AND OTHER CONNECTIONS OF ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each , executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in Registrant’s Prospectus in the section entitled “Management of the Fund” and in the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended (File No. 801-117639).

LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains the required accounting related and financial books and other records of the Registrant at 128 S Tryon St., Suite 1600, Charlotte, NC 28202.

MANAGEMENT SERVICES

Not Applicable.

UNDERTAKINGS

(1) The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not Applicable.

(3) The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that, for the purpose of determining liability under the Securities Act to any purchaser:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4) The Registrant undertakes that:

(a) Not applicable; and

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Not applicable.

(6) Not applicable.

(7) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, StepStone Private Venture and Growth Fund certifies that this Registration Statement meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte and State of North Carolina on the 29th day of July 2024.

STEPSTONE PRIVATE VENTURE AND GROWTH FUND

(A Delaware statutory trust)

/s/ Robert W. Long
By:	Robert W. Long
Title:	Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas K. Sittema* Thomas K. Sittema	Trustee	July 29, 2024

/s/ Robert W. Long* Robert W. Long	Trustee	July 29, 2024

/s/ Terry Prather* Terry Prather	Trustee	July 29, 2024

/s/ Tracy Schmidt* Tracy Schmidt	Trustee	July 29, 2024

/s/ Ron Sturzenegger* Ron Sturzenegger	Trustee	July 29, 2024

/s/ Robert W. Long Robert W. Long	President and Principal Executive Officer	July 29, 2024

/s/ Kimberly Zeitvogel Kimberly Zeitvogel	Treasurer and Principal Financial Officer	July 29, 2024

*By:	/s/ Robert W. Long
Robert W. Long
Attorney-in-Fact

EXHIBIT INDEX

(l)	Opinion and Consent of Dechert LLP.

(n)	Consent of Independent Registered Public Accounting

(s)	Powers of Attorney